10/16

06017681

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME voestalpine AG

*CURRENT ADDRESS voestalpine-Strasse 1
4020 Linz, Austria

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 26 2006
THOMSON FINANCIAL

FILE NO. 82- 35027 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: ERS
DAT: 10/24/06

Annual Report 2005/06

RECEIVED
2006 OCT 16 P 2:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
ARS
3-31-05

Strategy at Work

voestalpine
ONE STEP AHEAD.

www.voestalpine.com

THE GROUP AT A GLANCE

voestalpine Group

Revenue	6,501.4
EBIT	731.8
EBIT margin	11.3%
Employees	23,661

Division Steel		Division Railway Systems		Division Automotive		Division Profilform	
Revenue	3,541.7	Revenue	1,817.7	Revenue	848.6	Revenue	787.1
EBIT	410.8	EBIT	247.9	EBIT	39.3	EBIT	88.3
EBIT margin	11.6%	EBIT margin	13.6%	EBIT margin	4,6%	EBIT margin	11.2%
Employees	9,839	Employees	6,959	Employees	3,847	Employees	2,650

in EUR million

EXTERNAL REVENUE BY INDUSTRIES



28% Automotive
10% Oil
5% White goods
13% Others*
15% Railways
17% Construction & construction subsuppliers
12% Civil & mechanical engineering

* incl. transportation and storage

Business year 2005/06 in % of total revenue

EXTERNAL REVENUE BY REGIONS



18% Austria
27% Germany
7% Rest of world
8% North America
9% Italy
31% Rest of Europe

Business year 2005/06 in % of total revenue

EXTERNAL REVENUE



3,353.7
4,373.8
4,616.3
5,779.1
6,501.4
2001/02
2002/03
2003/04
2004/05
2005/06

Business year 2005/06 in EUR million

EBITDA – Earnings before interest, taxes, depreciation and amortization



402.2
516.5
557.9
887.7
1,092.0
2001/02
2002/03
2003/04
2004/05
2005/06

Business year 2005/06 in EUR million

voestalpine Group Key Figures

in EUR million

	2001/02	2002/03	2003/04	2004/05[1]	2005/06
Revenue	3,353.7	4,373.8	4,616.3	5,779.1	6,501.4
Profit from operations before depreciation (EBITDA)	402.2	516.5	557.9	887.7	1,092.0
EBITDA margin	12.0%	11.8%	12.1%	15.4%	16.8%
Profit from operations (EBIT)	153.9	210.2	243.7	552.5	731.8
EBIT margin	4.6%	4.8%	5.3%	9.6%	11.3%
Profit before tax (EBT)	85.2	109.3	201.9	497.5	680.8
Profit for the period from continuing operations	51.3	72.3	141.2	373.5	525.3
Profit for the period	51.3	70.4	130.5	323.5	525.9
EPS – Earnings/share (in EUR)	1.57	1.85	3.44	9.44	13.13
Balance sheet total	4,087.1	4,516.7	4,659.9	5,369.2	6,158.6
Cash flow from operating activities	180.3	267.2	576.5	550.6	860.1
Investments in tangible and intangible assets and interests	605.8	622.8	436.1	564.9	566.3
Depreciation	248.3	306.3	314.2	335.2	360.2
Equity[2]	1,563.7	1,785.9	1,853.2	2,124.7	2,547.3
Net financial debt	624.5	830.6	635.1	683.5	376.9
Net financial debt (in % of equity)	39.9%	46.5%	34.3%	32.2%	14.8%
Return on Capital employed (ROCE)	6.1%	7.1%	7.8%	15.0%	21.7%
Market capitalization period end	1,074.0	904.8	1,458.9	2,355.1	4,565.4
Number of outstanding shares as of March 31	32,920,000	39,340,303	39,429,326	39,541,970	39,541,126
End of period share prize	32.55	23.00	37.00	59.56	115.46
Dividend / share (in EUR)	1.20	1.20	1.25	1.50	2.00[3]
Bonus / share (in EUR)	0.00	0.00	0.35	0.60	1.10[3]
Employees excl. apprentices (period end)	17,129	22,226	22,755	22,955	23,661

[1] Business year 2004/05 adjusted by retrospective application of IAS 19.93A.

[2] From business year 2004/05 in accordance with IAS 27 incl. minority interest.

[3] As proposed to the Annual General Shareholders' Meeting.

Where we are going

„More than steel." We want to be the European technology and quality leader in the production and processing of steel and in the combination of steel with other materials.

SEC MAIL
RECEIVED
PROCESSING
OCT 10 2006
WASH. D.C.
213
SECTION

Who we are

We are a leading European processing group with our own steelmaking facilities and headquarters in Austria. Our four divisions Steel, Railway Systems, Automotive and Profilform, all occupy top positions in their respective markets.

How we work

We think and act internationally. We bravely seek and ardently follow new paths in innovation, whilst focusing on lasting achievements for our customers, shareholders, and employees. This ensures the long-term success of our company.

voestalpine – One step ahead.

Contents



THE COMPANY

MANAGEMENT REPORT

SEC MAIL RECEIVED PROCESSING
OCT 1 0 2006
WASH. D.C. 213 SECTION

DIVISIONAL REPORTS

CONSOLIDATED FINANCIAL STATEMENTS

SERVICE

Structure of the voestalpine Group

voestalpine AG (Holding)

voestalpine Stahl GmbH

- voestalpine Grobblech GmbH
- voestalpine Giesserei Linz GmbH
- voestalpine Stahlhandel GmbH
- voestalpine Anarbeitung GmbH
- voestalpine mechatronics gmbh (63%)*
- voestalpine Rohstoffhandel GmbH (83.5%)*
- voestalpine Rohstoffbeschaffung GmbH*
- voestalpine Stahl Service Center GmbH
- voestalpine Eurostahl GmbH
- Logistik Service GmbH

DIVISION STEEL

voestalpine Bahnsysteme GmbH & Co KG

- voestalpine Schienen GmbH
- TSTG Schienen Technik GmbH & Co KG
- VAE GmbH
- voestalpine Railpro B.V. (70%)
- voestalpine Tubulars GmbH & Co KG (50%)
- voestalpine Stahl Donawitz GmbH & Co KG
- voestalpine Austria Draht GmbH
- voestalpine Klöckner Bahntechnik GmbH

DIVISION RAILWAY SYSTEMS

voestalpine Automotive GmbH

- voestalpine Polynorm N.V.
- voestalpine Europlatinen GmbH
- voestalpine Rotec GmbH
- voestalpine Vollmer GmbH & Co KG
- Turinauto S.p.A. (33%)

DIVISION AUTOMOTIVE

voestalpine Profilform GmbH

- voestalpine Krems GmbH
- voestalpine Krems Finaltechnik GmbH
- Nedcon Groep N.V.
- Sadef N.V.
- Metsec plc
- Roll Forming Corporation
- voestalpine Präzisionsprofil GmbH
- voestalpine Profilform s.r.o

DIVISION PROFILFORM

° Including minority interests of other Group companies

The voestalpine Group has significant investments in the companies listed in this organizational chart; groups of companies are represented by their respective main divisional company. For details regarding the organizational structure, see the disclosure of equity investments in the Appendix on Page 138.

The Supervisory Board of voestalpine AG

Dr. Rudolf Strasser
Honorary President of the Supervisory Board
Since July 3, 2001

Dr. Joachim Lemppenau [1,2]
Chairman of the Supervisory Board
Initial appointment: July 7, 1999
Former Chairman of the Management Board of Volksfürsorge Versicherungsgruppe, Hamburg

Mag. Dr. Ludwig Scharinger [1,2]
First Deputy Chairman of the Supervisory Board
Initial appointment: January 20, 1994
Chairman of the Management Board of Raiffeisenlandesbank Oberösterreich, Linz

Dipl.-Ing. Rainer Wieltsch [1,2]
Second Deputy Chairman of the Supervisory Board
Initial appointment: July 2, 2002
Member of the Management Board of Österreichische Industrieholding AG, Vienna

Dr. Franz Gasselsberger, MBA
Member of the Supervisory Board
Initial appointment: July 1, 2004
CEO and Chairman of the Management Board of Oberbank AG, Linz

Dr. Stefan Kralik
Member of the Supervisory Board
Initial appointment: July 7, 1999
Public notary, Vienna

Dr. Josef Krenner [1]
Member of the Supervisory Board
Initial appointment: July 1, 2004
Head of Finance Department of the Federal State of Upper Austria, Linz

Dr. Michael Kutschera MCJ (NYU)
Member of the Supervisory Board
Initial appointment: July 1, 2004
Partner at Binder Grösswang Rechtsanwälte OEG, Vienna

Dr. Franz Lauer
Member of the Supervisory Board
Initial appointment: July 1, 2004
Former Managing Director of Wiener Städtische Allgemeine Versicherung AG, Vienna

Mag. Dr. Josef Peischer
Member of the Supervisory Board
Initial appointment: July 1, 2004
Director of the Chamber of Workers and Employees for Upper Austria, Linz

Dipl.-Ing. Dr. Michael Schwarzkopf
Member of the Supervisory Board
Initial appointment: July 1, 2004
Chairman of the Executive Board of Plansee Holding AG, Reutte

Josef Gritz
Member of the Supervisory Board
Initially delegated: January 1, 2000
Chairman of the Works Council for Wage Earners
of voestalpine Stahl Donawitz GmbH & Co KG, Donawitz

Johann Heiligenbrunner
Member of the Supervisory Board
Initially delegated: March 24, 2000
Chairman of the Works Council for Salaried Employees of voestalpine AG, Linz

Josef Kronister[1,2]
Member of the Supervisory Board
Initially delegated: June 10, 2000
Chairman of the Central Works Council of voestalpine Stahl GmbH, Linz

Hans-Karl Schaller
Member of the Supervisory Board
Initially delegated: September 1, 2005
Chairman of the Central Works Council of voestalpine Stahl GmbH, Linz

Ing. Fritz Sulzbacher[1,2]
Member of the Supervisory Board
Initially delegated: December 22, 1993
Chairman of the Works Council for Salaried Employees of voestalpine Stahl GmbH, Linz
Delegate to the Upper Austrian parliament

[1] Member of the Audit Committee of the Supervisory Board of voestalpine AG
[2] Member of the Presidential Committee (both Nomination and Compensation Committee as defined by the Corporate Governance Code) of the Supervisory Board of voestalpine AG

The Management Board of voestalpine AG



Front, from left to right: Wolfgang Eder, Josef Mülner. Back, from left to right: Franz Hirschmanner, Robert Ottel, Wolfgang Spreitzer.

Dr. Wolfgang Eder
(Born 1952, at voestalpine since 1978)
Chairman of the Management Board and CEO

Head of the Division Steel

Assigned areas of responsibility:
- Group development
- Strategic human resource management
- Corporate communications and corporate image
- Legal matters and M&A
- Strategic environmental management
- Auditing
- Investor relations

Dipl.-Ing. Franz Hirschmanner
(Born 1953, at voestalpine since 1978)
Member of the Management Board

Head of the Division Automotive

Assigned area of responsibility:
- R&D and innovation strategy

Dipl.-Ing. Josef Mülner
(Born 1947, at voestalpine since 1974)
Member of the Management Board

Head of the Division Railway Systems

Assigned area of responsibility:
- Procurement strategy, including raw materials strategy

Mag. Dipl.-Ing. Robert Ottel
(Born 1967, at voestalpine since 1997)
Member of the Management Board

CFO

Assigned areas of responsibility:
- Balance sheets
- Controlling (including controlling of holdings and associated companies)
- Group treasury
- Taxes
- Management information systems
- Risk management

Mag. Wolfgang Spreitzer
(Born 1951, at voestalpine since 1971)
Member of the Management Board

Head of the Division Profilform

Assigned area of responsibility:
- Information technology

Letter from the Management Board

Ladies and Gentlemen:

August 31, 2005, marked a turning point in the development of the voestalpine Group. After decades of state and partial state ownership, the Republic of Austria sold its remaining voestalpine shares via the ÖIAG. Almost exactly ten years after the first investor meetings in preparation for the initial public offering in autumn of 1995, 100 percent of the company's shares are now in private hands.

This successful process has resolved all doubts of those who in 1995 did not believe in the long-term survival of a privatized voestalpine Group on the international capital market. These ten years of step-by-step privatization are the highest possible tribute to the company, and most particularly to its employees. Each step in the privatization process increased the motivation and the awareness of the opportunity to take the destiny of the Group into their own hands and to assume responsibility for it. How seriously this is taken, is best illustrated by the employee shareholding scheme which has been progressively increased over the past five years to more than 10 percent, making the group of employees a central core shareholder of voestalpine AG.

The past years were marked by a successful and rapid operative growth. As reflected in the stock market price development, this success has also been approved by our shareholders. The voestalpine Group differs from its competitors mainly by not thinking in terms of millions of tons in quantity but of millions of euros in profit instead. This also corresponds to the understanding of our main investors and thus receives their full support. We will therefore continue this successful strategy over the next few years without any restrictions.

In a market environment characterized by massive consolidation steps, this takes the load off the Management Board and the Supervisory Board, so that the management can give full attention to strategic objectives and the best possible customer service. At the same time, this ensures that the successful stand-alone strategy in clearly defined niche areas where we strive for technology and market leadership can be pursued consistently also in the interest and for the benefit of our shareholders.

In addition to commercial and technical challenges, the coming years will bring economic policy decisions of great consequences. For instance, the issue of a secured long-term energy supply will be raised with unprecedented fervor. In this context the point will be to find the right balance between economic and ecological challenges, but at the same time also to make fundamental decisions on Europe as a business location. In order to remain globally competitive in the long term, Europe will have to demonstrate a sense of proportion and political professionalism in this process.

For the voestalpine Group, the 2005/06 business year was characterized by new record values in every respect – not only on corporate level, but also in each of the four divisions. As the financial figures clearly reflect, the strategy of value-added growth which we have been pursuing consistently and with a great deal of discipline over the past five years has stood the test of time.

As already mentioned, we will therefore continue this course of qualitative growth over the next few years, all the more because the future will not belong to broadly positioned and thus cumbersome and inflexible large-scale enterprises, but to companies that can build up European or global top positions in clearly defined segments. In this regard, the voestalpine Group is currently on the right track.

Linz, June 2006

The Management Board

Wolfgang Eder

Franz Hirschmanner

Josef Mülner

Robert Ottel

Wolfgang Spreitzer

10 years on the stock exchange

Development of the share price and the key ratios


1996
1997
1998
1999
2000
1996
Revenue (in EUR million) 2,290.6
EBIT (in EUR million) 123.2
Employees 14,795
1999/00
Revenue (in EUR million) 2,711.7
EBIT (in EUR million) 153.0
Employees 15,228
1997
Short business year
Initial public offering in October 1995 (20.71 EUR)
1998/99
Revenue (in EUR million) 2,581.9
EBIT (in EUR million) 167.8
Employees 16,179
1997/98
Revenue (in EUR million) 2,518.0
EBIT (in EUR million) 157.7
Employees 14,416



2002
2003
2004
2005
2006
May 8, 2006
All-time high 136.3 EUR
2000/01
Revenue (in EUR million) 3,166.1
EBIT (in EUR million) 258.3
Employees 15,658
2004/05
Revenue (in EUR million) 5,779.1
EBIT (in EUR million) 552.5
Employees 22,955
2001/02
Revenue (in EUR million) 3,353.7
EBIT (in EUR million) 153.9
Employees 17,129
2003/04
Revenue (in EUR million) 4,616.3
EBIT (in EUR million) 243.7
Employees 22,755
2005/06
Revenue (in EUR million) 6,501.4
EBIT (in EUR million) 731.8
Employees 23,661
2002/03
Revenue (in EUR million) 4,373.8
EBIT (in EUR million) 210.2
Employees 22,226
full withdrawal of the state

STRATEGY CREATES VALUE.

Since the IPO in 1995, voestalpine has created sustainable value not only for its customers and employees, but also for its shareholders. In the 2005/06 record year, the profit per share was EUR 13.13, which means that it has more than tripled since the IPO.


+253.0%
13.13
5.60
3.72
1996
2000/01
2005/06
In euros

Investor relations

PRICE PERFORMANCE



240
220
200
180
160
140
120
100
80
April 2005
May 9, 2006
— voestalpine
— ATX
— STOXX Index (Europe)
— DJ Ind. Index
Business year 2005/06
Changes as compared to March 31, 2005, in %

PRICE PERFORMANCE OF THE voestalpine SHARE

The very gratifying development of the corporation since the decision, taken three years ago, to completely privatize voestalpine AG continued in the 2005/06 business year. It was by far the most successful year in the company's history, not only with regard to the Group's operating result, but also with regard to the price performance of the share.

In the course of the 2005/06 business year, the price of the voestalpine share rose by 88.4% from EUR 61.30 to EUR 115.46. Compared to the initial offering price of EUR 20.71 at the time of the IPO in 1995, this is an increase by nearly 460%. It is remarkable that, despite the very volatile overall economic environment, the share price never dropped below the initial offering price during the entire time it has been listed.

At the beginning of the 2006/07 business year, the voestalpine share continued its upward trend and on May 8, 2006, it closed at EUR 136.3, a record high that is six and a half times the initial offering price. Since then, the price – just like all the stocks listed on the leading Austrian index ATX – has been characterized by a consolidation at a continuing high level as well as some general uncertainty with regard to the short-term overall economic environment.

On the one hand, the impressive price performance in the 2005/06 business year is due to the excellent fundamental data of the Group which reached record heights in the course of the year. On the other hand, the voestalpine share benefited from the improved rating of European steel stocks that resulted from the expected continued consolidation in the steel industry, even though it is no longer "purely" a steel stock because of the Group's large processing share. Additionally, the stock benefited from the positive development of the Vienna Stock Exchange, whose leading index ATX passed the 4000 points mark in January 2006 and reached an all-time high in May of this year.

The 15% of the voestalpine shares which were still held by the ÖIAG as part of the convertible bond issued in September 2003, were converted to shares early in the first half of the 2005/06 business year. This step increased the share's liquidity and together with the fact that the voestalpine Group is now formally and irrevocably free of state ownership contributed to the excellent price performance during the past business year.

Listing in new indexes

In October 2005, the voestalpine AG share was listed in the VÖNIX – VBV Austrian Sustainability Index. This is a listing of stocks of Austrian companies whose social and ecological performance is outstanding. The performance of the voestalpine share received another commendation in March 2006, when it was included in the "Dow Jones Stoxx Select Dividend 30 Index" which contains those European stocks that pay the highest dividends.

OWNERSHIP STRUCTURE

The shareholder structure of voestalpine AG is currently as follows (indicative; as of May 2006):



46.0% Austria
24.0% North America
6.0% Great Britain
7.0% Germany
2.0% Netherlands
2.0% Switzerland
2.7% Rest of world
10.3% Employee shareholding scheme

MAJOR INDIVIDUAL SHAREHOLDERS:
OÖ Invest GmbH & Co OEG: > 15%
Employee shareholding scheme: 10.3%
Oberbank AG: 7.7%
Goldman Sachs Group Inc.: > 5%

SHARE INFORMATION

voestalpine AG is currently being analyzed by the following institutions:
Bayerische Landesbank, Munich. BHF-BANK, Frankfurt. CA IB, Vienna. Cantor Fitzgerald, London. Credit Suisse, London. Deutsche Bank, Vienna/Frankfurt. Erste Bank, Vienna. Exane BNP Paribas, Paris. Goldman Sachs, London. HSBC, London. JP Morgan, London. Morgan Stanley, London. Nord LB, Frankfurt. Raiffeisen Centrobank, Vienna. Steubing AG, Frankfurt.

Share capital:	EUR 287,784,423.30 divided into 39,600,000 non-par value shares
	Shares in proprietary possession as of March 31, 2006: 58.874 shares
Stock Identification Number:	93750 (Vienna Stock Exchange)
ISIN:	AT0000937503
Reuters:	VOES.VI
Bloomberg:	VOE AV

INVESTOR RELATIONS

Wolfgang Lemberger, Peter Fleischer
T. +43/732/65 85-8735
F. +43/732/69 80-5581
InvestorRelations@voestalpine.com
www.voestalpine.com

CLASS OF SHARES

Share price high April 2005 to March 2006	115.46
Share price low April 2005 to March 2006	49.20
Share price as of March 31, 2006	115.46
Market capitalization as of March 31, 2006*	4,565,418,408

* Basis: total number of shares minus repurchased shares
Common bearer shares
(in euros)

BUSINESS YEAR 2005/06

Earnings per share	EUR 13.13
Dividend per share*	EUR 2.00 + EUR 1.10 bonus
Book value per share	EUR 62.9

* Subject to the approval by the Annual General Shareholders' Meeting

PROJECTED SCHEDULE 2006/07

- JULY 5, 2006:
  Annual General Shareholders' Meeting
- JULY 10, 2006:
  Ex-dividend date
- JULY 17, 2006:
  Dividend payment date
- AUGUST 11, 2006:
  Letter to shareholders on the first quarter of 2006/07
- NOVEMBER 13, 2006:
  Letter to shareholders on the first half of 2006/07
- FEBRUARY 16, 2007:
  Letter to shareholders on the first three quarters of 2006/07
- JUNE 6, 2007:
  Annual Report 2006/07

Corporate governance

With the Austrian Corporate Governance Code, which became effective in October 2002, Austrian corporations were given a framework for managing and supervising their enterprise.

The goal of the Code is to create responsible management and control of companies and groups, with an orientation toward sustained and long-term value creation and a high degree of transparency for all stakeholders of an enterprise.

The Code is based on the provisions of Austrian stock corporation law, securities law, and capital market law, and its fundamental principles are based on the OECD guidelines for corporate governance.

The Code was modified in February 2005 as a result of an amendment of the law, and toward the end of the year it was comprehensively revised on the basis of the Austrian Company Law Amendment Act 2005 as well as on the basis of the EU recommendation regarding the responsibilities of members of Supervisory Boards and the compensation of company directors.

The Code's validity is driven by the voluntary self-regulation of companies. The Management Board and the Supervisory Board of voestalpine AG resolved in 2003 to recognize the Corporate Governance Code. By now, the amended regulations have already been implemented. Furthermore, the Management Board and the Supervisory Board addressed the revised version of the Code, which was published early in 2006, and approved its implementation. voestalpine AG has committed itself to comply with the 2006 version of the Austrian Corporate Governance Code; references in this Annual Report apply to this version of the Code.

CORPORATE GOVERNANCE REPORT OF voestalpine AG

In addition to the "L Rules"*, which are mandatory, the "C Rules" of the Code are being complied with with one single exception: Contrary to *Rule 57*, neither the Articles of Association nor the Rules of Procedure of the Supervisory Board stipulate an age limit for the nomination of Supervisory Board members for the company.

With regard to *Rule 49* of the Code, the Supervisory Board approved the function of the law firm Binder Grösswang Rechtsanwälte, in which Supervisory Board member Dr. Michael Kutschera is a partner, as legal counsel of voestalpine AG for the issues of forced labor and restitution, for a financing project, for legal questions in connection with the issue of the convertible bond, for questions of company law and trademark rights, as well as for various individual questions. The fees for this case work are the normal hourly rates of the law firm Binder Grösswang Rechtsanwälte, which are between EUR 200 and 390 per hour. The total of the fees paid to the law firm Binder Grösswang Rechtsanwälte during the 2005/06 business year was EUR 149,498, net.

All of the members of the Supervisory Board who were elected by the Annual General Shareholders' Meeting have confirmed that they consider themselves to be independent based on the criteria set forth by the Supervisory Board *(Rule 53)*. These criteria for independence can be viewed on the company website (www.voestalpine.com).

Furthermore, with the exception of Dr. Ludwig Scharinger, who represents the shareholder OÖ Invest GmbH & Co OEG, and Dr. Josef Peischer, who represents the voestalpine employees' private foundation (employee shareholding scheme), no member elected by the Annual General Shareholders' Meeting is a shareholder with an investment of more than 10% or represents the interests of such a shareholder (Rule 54).

The Corporate Governance Code provides for a regular external evaluation of compliance with the Code. This evaluation was carried out by the Group's auditors during the audit of the 2005/06 financial statement. As a result of this evaluation, the auditor has determined that the declaration given by voestalpine AG with regard to compliance with the 2006 version of the Corporate Governance Code, taking into account the reservation contained in the declaration, conforms to the actual conditions and/or facts.

The confirmation that the external evaluation was carried out can also be viewed on the voestalpine AG website.

* The Corporate Governance Code contains the following rules: "L Rules" (= Legal) are measures prescribed by law; "C Rules" (= Comply or Explain) must be justified in the event of non-compliance; "R Rules" (= Recommendations) are recommendations only.

STRATEGY MAKES A DIFFERENCE.

For nine consecutive business years, voestalpine was able to increase its Group revenue compared to the previous year. Since the IPO, our sales revenue has more than doubled by far, and half our revenues are generated by our steel and processing activities.



+164.7%
6,501.4
3,166.1
2,456.1
1995
2000/01
2005/06
In millions of euros

Highlights

- The most successful business year in the history of the voestalpine Group.
- Increase in sales revenue by 12.5% – significant growth in all four divisions.
- EBITDA improved by 23%, reaching more than EUR 1 billion for the first time.
- Operating result (EBIT) increased by 32.5% to EUR 732 million – an improvement to which all four divisions contributed.
- Earnings per share reach new peak with EUR 13.13
- Recommended dividend increased to EUR 3.10 (including bonus).
- All-time high for voestalpine share.

Report of the Management Board
Management Report 2005/06

This Management Report is also to be considered the Group Management Report voestalpine AG, as we make use of the provision in accordance with Section 267(4) of the Austrian Commercial Code (HGB) which permits the consolidation of the two reports.

ECONOMIC ENVIRONMENT

Dynamic growth of the global economy – Europe is lagging behind

The *global economy* grew by 4.4% in 2005, accelerating its growth despite the increase in oil prices to new record levels. The primary driver of economic growth was again China whose dynamic uptrend, however, had a positive effect on the entire Asian region. The growth rate was 3.5% in North America last year, however, it has weakened considerably since.

In *Europe*, the most important market of the voestalpine Group, economic development remained moderate in 2005. The economic growth rate in the euro zone was only 1.3%, while that of the EU (25) was only marginally higher with 1.5%. With a real growth of its gross domestic product by 1.9%, Austria was slightly above the EU average. In the most important single markets for the voestalpine Group, 2005 brought only slight (Germany +0.9%) or even stagnating growth (Italy +0.1%).

In contrast, the 10 new member states of the European Union showed economic growth that was much more dynamic as has been the case in the past. With an increase of 4.6%, the growth rate there was even higher than the global average.

Development of the most important customer industries

In the most important customer industries of the voestalpine Group, the development of the *automotive industry* followed a similar course as the overall economy: While production increased in Asia and Eastern Europa, it continued to decline in Western

Europe which contributed to increased restructuring efforts by automobile manufacturers. In the premium segment, which comprises the major part of the voestalpine Group's automotive revenues, the past year developed more favorably than the general industry trend with regard to production numbers, sales figures, and operating results. Nevertheless, this segment experienced pressure to continue to optimize costs. Central and Eastern Europe continued to gain in importance since more and more operations are being moved to this region or newly established in this region – primarily by Asian automotive corporations. During 2005, the commercial vehicle sector saw a more favorable development than the passenger vehicle sector and continued the positive trend that had begun last year.

The boom is persisting in the *energy industry* which is continuing to expand its capacity to produce oil and natural gas, in particular; this in turn has led to a stable, high demand for high-quality heavy plate grades for offshore applications and sophisticated pipeline applications as well as for seamless tubes. Shortages of electrical energy – particularly in countries with very strong economic growth – brought incoming orders at a high level for turbine and power plant makers which, in turn, stimulated the foundry industry.

In the *railway infrastructure* sector, the 2005/06 business year brought a recovery primarily in the Western European demand for tracks; at the same time, in overseas markets, such as North America, South Africa, and Australia, where the voestalpine Group has consistently expanded its presence during the past few years, the switches segment has continued to flourish. The driving factor in these regions is the continued expansion of transport capacities in the raw materials sector. As an effect of expansion projects financed by the EU, a trend toward increased demand also emerged in the Central and Eastern European markets.

For the first time in quite a while, the added value of the Western European *building industry* grew more substantially in 2005, and the upward trend is continuing in 2006. During the first calendar quarter of the current year, however, the extremely severe and long winter has led to a correspondingly weaker demand.

The *household appliance industry* continues to be in a phase of restructuring that is characterized primarily by an increased movement of operations to Eastern Europe. Overall, the volume of orders has remained stable at a very good level, mainly in the high-priced brand segment that is of predominant importance for the voestalpine Group.

For a detailed development of the steel market and the market environment of the three processing divisions of the voestalpine Group, see the attached reports on the individual divisions.

BUSINESS PERFORMANCE OF THE voestalpine GROUP

In the 2005/06 business year, the voestalpine Group achieved record figures in the sales and operating results as well as in all relevant key ratios*. Thus, it was in all respects the most successful year for the Group so far.

Increase in sales revenue in all four divisions

In 2005/06, the *sales revenue* increased by 12.5% from EUR 5,779.1 million to EUR 6,501.4 million as compared to the previous business year, with all four divisions of the voestalpine Group contributing to this growth. The upsurge was strongest in the Divisions Steel (+14.7%), Railway Systems (+14.6%), and Profilform (+10.4%). With a plus of 7.7%, the sales of the Division Automotive (formerly, motion) also climbed considerably as compared to the previous year, even though the market environment remained difficult.

The boost in the revenues is primarily due to organic growth in the existing Group companies and – in contrast to the previous years – only to a small degree to acquisitions.

Steel and processing segments are balanced

Structurally, the distribution of the *overall Group revenue by divisions* did not show any

EXTERNAL REVENUE



3,353.7
4,373.8
4,616.3
5,779.1
6,501.4
2001/02
2002/03
2003/04
2004/05
2005/06

Business year 2005/06 — In millions of euros

EXTERNAL REVENUE BY DIVISIONS*



26% Division Railway Systems
11% Division Profilform
12% Division Automotive
51% Division Steel

* Adjusted for intradivisional sales

Business year 2005/06 — As percentage of Group revenue

* The calculation of the key financial figures is explained in the glossary on page 152.

EXTERNAL REVENUE BY INDUSTRIES



28% Automotive
10% Oil
5% White goods
13% Others*
15% Railways
17% Construction & construction subsuppliers
12% Civil & mechanical engineering
* Incl. transportation and storage
Business year 2005/06
As percentage of Group revenue

EXTERNAL REVENUE BY REGIONS



18% Austria
27% Germany
7% Rest of World
8% North America
9% Italy
31% Rest of Europe
Business year 2005/06
As percentage of Group revenue

significant change. Because of the positive growth trend of the economy in the European steel industry and the ongoing expansion of capacity, the Division Steel's share rose slightly from 50 to 51%, while the Division Automotive's share fell marginally from 13 to 12%. The shares of the other two divisions remained unchanged at 26% (Railway Systems) and 11% (Profilform).

Thus, the Group continues to have a balanced relationship between steel and processing activities. The goal in the medium term is an increase of the processing share to about 60% of the Group sales in order to continue to decrease cyclical fluctuations and dependence on the overall economy via the longest possible value-added chain within the own Group.

The most important *customer industries* in the 2005/06 business year remained the automotive industry (28% of the Group's sales), the railway industry (15%), the construction and construction subsupplier industry (17%), as well as civil and mechanical engineering (12%). The shares of the individual industries in the Group's sales figures remained largely unchanged, with a slight relative decline in the railway sector being offset by growth in the energy industry (oil, natural gas); the above average increase in this industry's sales was a consequence of the continuing energy boom. Additionally, the track and rail production's 10-week work stoppage due to the start-up of operation of the new rail rolling mill at the Donawitz site in Austria curbed production; however, deliveries to the railway industry also rose in absolute figures as compared to the previous year.

Percentage of exports continues to grow

In the 2005/06 business year, the *percentage of exports* of the voestalpine Group went up again slightly from 81 to 82%. With two thirds of all sales, Europe remains the largest export market. North America's share of overall sales continues to grow and is currently about 8%. The three processing divisions Railway Systems, Automotive, and Profilform are almost exclusively responsible for this share.

The development of the voestalpine Group's operating result is especially gratifying: *EBITDA* (earnings before interest, taxes, depreciation, and amortization) exceeded the EUR 1 billion mark for the first time. Compared to the previous year, it rose by 23% from EUR 887.7 million to EUR 1,092.0, thus almost doubling within the last two business years. The *EBITDA margin* rose from 15.4% to 16.8%.

The gain in *EBIT* as compared to the previous year was even more considerable. Profit from operations rose by 32.5% from EUR 552.5 million to EUR 731.8 million,

EBITDA – Earnings before interest, taxes, depreciation, and amortization


402.2
516.5
557.9
887.7
1,092.0
2001/02
2002/03
2003/04
2004/05
2005/06
Business year 2005/06
In millions of euros

EBIT – Profit from operations


153.9
210.2
243.7
552.5
731.8
2001/02
2002/03
2003/04
2004/05
2005/06
Business year 2005/06
In millions of euros

NET FINANCIAL DEBT – EQUITY – GEARING RATIO



624.5
1,563.7
39.9
830.6
1,785.9
46.5
635.1
1,853.2
34.3
683.5
2,124.7
32.2
376.9
2,547.3
14.8
2001/02
2002/03
2003/04
2004/05
2005/06
— Net financial debt
— Equity
— Gearing (in %)
Business year 2005/06
In millions of euros

thus tripling the figure posted the year before last. This figure means that the voestalpine Group has significantly improved its operating result for the fourth consecutive time. The Group's *EBIT margin* rose during the 2005/06 business year from 9.6% to 11.3%.

The raw materials costs, which rose by about EUR 200 million last year as compared to the previous year, had an adverse effect on the result.

Significant increase in the operating result in all divisions of the Group

As was the case with regard to sales figures, the operating result also rose in all four divisions. The leader was the Division Railway Systems which more than doubled its EBIT. The Division Automotive increased its operating result by a third as compared to the previous year, and in the Division Steel, EBIT was about 21% higher than the previous year's figure. With an absolute increase of just over 7%, the Division Profilform continued to improve its operating result, too.

The profitability of the Division Railway Systems almost doubled as compared to the previous business year from 7.7% to 13.6%; the EBIT margins of the Divisions Steel and Profilform – with 11.6% and 11.2% respectively – are about on the same level as the Group overall. With 4.6%, the Division Automotive not only achieved its highest EBIT margin of the last few years by far, but, compared to its competitors in the European automotive supply industry, it is a front-runner.

The Group's sales and operating results, which are significantly higher as compared to last year, are not only the result of the gratifying development in the steel sector, but also of the excellent performance in the switches, wire, and seamless tube segments (Division Railway Systems), in the laser-welded blanks, security technology, and precision parts segments (Division Automotive), as well as in the special sections and storage technology areas (Division Profilform).

Sales, operating result, and employees of the following newly acquired companies were consolidated for the first time in the 2005/06 business year: HTI GmbH and the Vollmer Group (Division Automotive), SST Signal & System Technik GmbH, CONTEC Transportation Systems GmbH, and Rahee Track Technologies Pvt. Ltd. (Division Railway Systems). Furthermore, the newly established company Elmsteel Romania (Division Automotive) was consolidated for the first time during the past business year.

Net income increased by more than 62%

Due to the sharp increase in the operating result, both *profit before tax* and the *net income* (result after taxes) have substantially increased by 36.8% from EUR 497.5 million to EUR 680.8 million and by 62.6% from EUR 323.5 million to EUR 525.9 million respectively.

The *tax rate* in the past business year was 22.8% compared to 24.9% in the 2004/05 business year.

As a consequence of the very good operative development, the *net financial debt* of the voestalpine Group dropped significantly from EUR 683.5 million to EUR 376.9 million. This corresponds to a decline by 44.9%. At the same time, with *equity* rising by 19.9% from EUR 2,124.7 million to EUR 2,547.3 million, the *gearing ratio* (net financial debt in percent of equity) was more than halved from 32.2% to 14.8% in the 2005/06 business year.
The *earnings per share* for the 2005/06 business year amount to EUR 13.13. Compared to last year's figure of EUR 9.44, this corresponds to an increase by 39.1%.

Subject to the approval by the Annual General Shareholders' Meeting of voestalpine AG, which is scheduled for July 5, 2006, the shareholders will be paid a *dividend* of EUR 2.0 per share (2004/05: EUR 1.50) plus a bonus of EUR 1.10 per share (2004/05: EUR 0.60); thus, the total dividend per share will be EUR 3.10 (last year: EUR 2.10). This corresponds to a *dividend yield* of 4.3% (as measured by the average share price of EUR 72.68 per share for the 2005/06 business year).

RAW MATERIALS AND ENERGY

The raw materials situation remained tense in the 2005/06 business year and was again characterized by high demand from China and prices whose overall upward trend continued unabated. The single exception were coal and coke where the price and availability situation eased somewhat because of the rapid expansion of new mining capacities.

For quite a while, the voestalpine Group has had a procurement strategy aligned with the increased risks with regard to supply that have emerged during the last few years. Because supply contracts are largely long-term and due to an expanded supplier portfolio as well as improved autonomy in both the raw materials and energy sectors, the supply reliability for the companies of the Group can be guaranteed without restrictions even though the market environment continues to be tight.
For ore, 90% of the contracts are on a long-term basis (3 to 10 years), while 100% of the contracts for the supply of coal and coke are long-term. A major part of these supply agreements was renewed in early 2005.

In connection with the development and expansion of resource availability, the voestalpine Group ensured deliveries of the Styrian iron ore mine (Erzberg) back in the 2004/05 business year by entering into long-term contracts. Additionally, the Group has its own scrap metal trading company that takes care of a considerable part of its demand. In the logistics segment, the Group has built up its own capacities to ensure sustained supply reliability. For example, significant parts of the raw materials supply, such as ore transports within Austria, are handled by our own logistics company.

With regard to the supply of electrical energy for the large-scale consumers (the steel production sites in Linz and Donawitz), the Group has become largely self-sufficient thanks to its own power plants that run largely on gas from the steel manufacturing process.

In the 2005/06 business year, the raw materials and energy costs increased by about EUR 200 million as compared to the previous year. This increase is, on the one hand, a consequence of very steep price increases for ore and, on the other hand, an upsurge in the prices of oil and gas that was, at times, extreme. The prices for scrap metal and alloys have continued to be volatile but overall showed an upward trend; during the past business year, especially zinc underwent a major price jump.

For the 2006/07 business year, no easing of conditions on the raw materials and energy market is expected. While the prices for coal and coke will probably continue to drop, this will be more than outweighed by price increases for ore, and – seen from today's perspective – for oil and gas as well.

ACQUISITIONS

In the 2005/06 business year, the Divisions Railway Systems and Automotive made strategically important acquisitions with the goal of successfully entering new growth markets and also expanding the present market position in high-quality niche segments.

In May 2005, the *Division Railway Systems* acquired 51% of CONTEC GmbH, a manufacturer of point mechanisms, and 80% of SST Signal & System Technik GmbH which specializes in monitoring systems for railway traffic. In addition to these two acquisitions in Germany, during the first half of the 2005/06 business year, the Group's switches sector undertook yet another step in the expansion on the Indian railway market:
In August 2005, VAE GmbH acquired a majority interest of 51% in the Indian switches manufacturer Rahee Track Technologies Pvt. Ltd. which has 150 employees at two locations. This joint venture will enable the voestalpine Group to improve its access to the market in the southeastern part of the subcontinent by having production facilities that improve our ability to handle demand; previously, the Group had only two locations in the northern part of the country.

Early in the business year, the *Division Automotive* concluded the acquisition of the German company HTI GmbH, a manufacturer of precision parts. The company specializes in rotation shaping and surface technology and manufactures a wide range of transformed tube components that are used predominantly in the automotive sector, in particular for comfort and safety components.
With the acquisition of the Vollmer Group, which is also located in Germany, the division took another important strategic step toward a partnership in both development and production with the automotive industry.
The voestalpine Vollmer Group specializes in complex stamping parts and components made of steel, but also of other materials such as aluminum, which are used in car bodies and for underhood components, primarily as safety elements.

At the beginning of the 2006/07 business year, the *Division Profilform* acquired a majority stake in the Russian company ZAO ARKADA Profil which specializes in the manufacture of light steel sections.

INVESTMENTS

With EUR 566.3 million, the investments of the voestalpine Group in the 2005/06 business year were slightly above the already high level of the previous year (EUR 564.9 million). Of the total investments, EUR 493.4 million were accounted for by tangible fixed assets and EUR 72.9 million by intangible assets and equity holdings.

The focal point of the investments of the *Division Steel* in the 2005/06 business year was the continued implementation of the "Linz 2010 – Phase Two" program. The project incorporates investments in capacity expansion as well as in quality and production optimization. The awarding of the contracts for the most important projects of the second phase of the project took place in June 2005. The investment now amounts to a total of EUR 1 billion; the start-up of operations of all key facilities – with the exception of one hot-dip galvanizing plant – is scheduled for the spring of 2007. The most important individual projects are the erection of a new cold-rolling mill and two hot-dip galvanizing plants, as well as substantial expansion of the capacity of the hot wide-strip rolling mill.

During the 2005/06 business year, the expansion of the Steel Service Center (SSC) in Linz was completed (investment volume over EUR 15 million); at the same time, work on a new SSC in Poland was started.
Completion and production launch are scheduled for the summer of 2006; the total investment for this project will amount to about EUR 18 million. The new location in Poland will facilitate consistent utilization of the growing market potential in the new EU member states, with a focus on the white goods and automotive industries.
In the 2005/06 business year, the investments of the Division Steel amounted to a total of EUR 294.6 million (no significant holdings were acquired). Compared to the previous year (EUR 324.8 million), this means a decline by about 9%.

The largest single investment of the *Division Railway Systems* in the past business year was the new rail rolling mill at the Leoben-Donawitz location in Austria. The total investment amounted to EUR 66 million, and operations and production started in late January 2006. The facility is equipped with technological features, such as ultraflexible rolling (UFR) technology that enables both an additional significant reduction of tolerances and just-in-time production of rails. With the current rail rolling plant, which is the most modern worldwide, the voestalpine Group is continuing to expand its position as technology and market leader for the highest quality special rails.

Overall, the investments of the Division Railway Systems in the 2005/06 business year (including acquisitions) amounted to EUR 133.7 million, an increase of 13.1% (EUR 118.2 million) compared to the previous year.

There were no large-scale investments made in the *Division Automotive*, but significant modernization and expansion investments were made at a number of locations taking into account the increased strategic focus on the profitable niche segments that require sophisticated technology. Compared to the previous year, the division's investments rose from EUR 50.3 million to EUR 114.7 million, an increase by 128% which is largely due to acquisitions.

In the first quarter of the business year, the *Division Profilform* started operations in the new production hall for special sections in Vyskov, Czech Republic, as well as in the production facility for industrial storage systems in Vyshniy Volochek, Russia, which was erected together with a local partner as a joint venture.

In the 2005/06 business year, total investments of the Division Profilform amounted to EUR 26.1 million. The considerable decline during the past business year (EUR 65.6 million) is due to the facts that there were no expenditures for acquisitions and that the investments in the production facilities mentioned above were largely recorded in the previous year's balance sheet.

EMPLOYEES

As of the end of the 2005/06 business year, the voestalpine Group had 23,661employees (excluding apprentices) at its locations in 36 countries. This corresponds to approximately 3.1% more employees than in the previous year (22,955). This increase results primarily from new hires within the scope of the "Linz 2010" investment program (Division Steel) and from acquisitions in the Divisions Railway Systems and Automotive. These gains more than offset any declines resulting from restructuring in individual Group companies.

The ratio of workers to salaried employees throughout the Group was 65% to 35% during the past business year.

The percentage of employees working at locations outside of Austria remained at 37% (this corresponds to just over 8,900 employees). The Divisions Automotive and Profilform have the highest percentages of international employees: 87% and 66% respectively. In the Division Railway Systems more than half of the employees (52%) are employed outside of Austria, while the share of foreign employees in the Division Steel amounts to only 2%.

In the 2005/06 business year, the Management Board and the Works Council agreed on an expansion of the employee shareholding scheme that was established in 2001. Currently, 10.3% of all voestalpine AG shares are owned by employees through a foundation. As of December 31, 2005, this corresponded to 4.1 million shares which are held by 16,500 (almost exclusively Austrian) employees. The past business year saw the expansion of the employee shareholding scheme – adapted to the Dutch legal system – go forward to include the employees of

EMPLOYEES (NOT INCLUDING APPRENTICES)


17,129
22,226
22,755
22,955
23,661
2001/02
2002/03
2003/04
2004/05
2005/06
Business year 2005/06

Group companies in the Netherlands. An extension to other countries is being discussed, however, it needs to be adapted to the specific local legal requirements.

The focus of activities in the Human Resources sector during the past business year was the accelerated implementation of the Group-wide "LIFE" program in additional Group companies. This is a sustainable development program for employees of the voestalpine Group to create an attractive work environment for all generations and both genders. "LIFE" incorporates all relevant sectors, such as working hours, training and continuing education, safety and health care, personnel development, workplace design, and cultural integration. During the 2005/06 business year, the focus was on improved communication of the project, age-based job design, continued development of the education initiative "Formula 33," and, last but not least, the internationalization of the program. "LIFE" has won a number of awards. For example, during the past business year, it received the "Nestor 2005" for the second time from the Austrian Federal Ministry for Social Security, Generations, and Consumer Protection, as well as the "Lafarge Award."

The program's initiatives are already showing measurable effects, for example, an upward trend in the number of female employees and a "health quota" that has continued to improve.

Considering the demographic development and the concurrent growth of the voestalpine Group, a definitive focal point of strategic personnel management is training and continuing education. This includes both training young executives for their future responsibilities within the scope of the Management Development System, which was adapted to current requirements and given an international perspective, as well as professional and vocational training.

In January 2006, a newly built center for training and continuing education, "Forum. Zukunft", which represents an investment of roughly EUR 12 million, was opened at the Linz location (Division Steel). This center has the largest and most modern industrial apprentice workshop in Austria and offers 50% more capacity. As of March 31, 2006, 410 young people, 10% of whom are girls, are being trained in Linz in 20 different vocations. Group-wide, there are about 800 apprentices enrolled in training programs, 80% of whom are being trained at locations in Austria, while 20% are trained at locations abroad.

The difficulty in inspiring a sufficient number of qualified, young employees to seek training in technical professions is not just an Austrian problem, but has led to increasing recruiting efforts in other countries as well, such as, for example, in Great Britain and the Netherlands. The British Group company, Metsec plc (Division Profilform), also opened a state-of-the-art apprentice training center early in the new business year. In the new "Metsec Apprentice Training Centre," the four-year apprenticeship provides young people with practical on-the-job training, theoretical knowledge, as well as personal and social development skills. The Dutch voestalpine Polynorm Group has also implemented extensive initiatives in this sector; currently, it employs 70 apprentices and is thus one of the largest training operations in the Group.

ENVIRONMENT

In the 2005/06 business year, the environmentally relevant investments of the voestalpine Group amounted to about EUR 50 million, whereby the focus was on projects within the scope of the implementation of the "Linz 2010" investment program (Division Steel). The Group-wide operating costs continued to be high at about EUR 170 million.

Investments in environmental protection measures focused primarily on a continued reduction of the dust and nitrogen oxide emissions in steel production. The voestalpine Group has therefore taken extensive measures, particularly at the Linz site, and will reduce the dust and/or particulate matter emissions at this site by another 60% by the end of 2007, despite a 25% increase in the production capacity and although these emissions had already been reduced by about 80% during the 1990s.

After having completed appropriate measures in the steel plant and the sintering plant, construction of a dedusting system in the casting bay for the two blast furnaces was started at the Donawitz location in order to further improve the air quality in the Leoben-Donawitz area (Division Railway Systems). Start-up of operations of this facility, which will effect another significant reduction in diffuse dust emissions at the site, is planned for late 2006.

Within the scope of implementation of the Emissions Certificate Trading Act (EZG), an expensive computer data logging system was installed to systematically log the CO_2-relevant emissions for the Linz, Donawitz, and Steyrling locations. This data logging system complies with the provisions of the Emissions Certificate Trading Act and the European Commission's guidelines for supervision and reporting with regard to greenhouse gases.
In the first year (2005) of the emissions trading system under the Kyoto Protocol, no costs accrued to the voestalpine Group as a result of its CO_2 emissions because, for the quantities produced in the 2005/06 business year (particularly, of crude steel), a sufficient number of free CO_2 certificates had been allocated. Because of the planned increases in production for the 2006/07 and 2007/08 business years, particularly in the Division Steel, we are expecting to reach a critical point for the additional purchase of certificates in the course of the first CO_2 emissions planning period – that is the period 2005 to 2007.

In the summer of last year, a number of Austrian companies were awarded the EMAS prize 2005 by the Federal Ministry for Land and Forest Management, Environmental and Water Management (also called the Ministry of Life) for their commitment to industrial environmental protection programs. Two companies of the voestalpine Group received this award: voestalpine Schienen GmbH (Donawitz) and VAE Eisenbahnsysteme GmbH (Zeltweg). For VAE Eisenbahnsysteme GmbH, this prize is already the tenth award its main site in Zeltweg has received since 1997 from state, federal and European Community agencies in the sectors of environment, safety, and health.

RESEARCH AND DEVELOPMENT

In the 2005/06 business year, the voestalpine Group spent EUR 61.5 million (compared to EUR 60 million in the previous year) for research and development. Approximately half of the funds were spent in the Division Steel, while the rest was almost equally distributed among the three processing divisions Railway Systems, Automotive, and Profilform. In all four divisions, R&D is concentrating on the two main sectors of process and product development.

The focus of the *Division Steel's* R&D activities continues to be on the development of high-strength multi-phase steel grades with the best possible formability.
At the same time, development in the sector of metallically and organically coated plates continues in close cooperation with our customers.

Additionally, a new generation of the so-called corrosion protection primer, a special coating for plates, is being developed. More than 500,000 tons of these highly processed and refined products have already been supplied – primarily to the automotive industry.

voestalpine Stahl GmbH, the main divisional company of the Division Steel, is the first European company to supply hot-dip galvanized strip that has been passivated in a process that is entirely chromium-free. Since the beginning of the 2006 calendar year, all customers in the automotive, household appliance, and building industries are being supplied exclusively with these products which are manufactured according to this environmentally safe method.

By using scrap metal in the steel manufacturing process, voestalpine Stahl GmbH is already making a significant contribution toward fulfilling the material recycling quota of 78%. However, an increase to the 85% quota required by the EU by the year 2015 is economically and ecologically expedient only if defined and quality-assured plastic fractions from the processing of shredder residues are used. These secondary raw materials replace primary raw materials, such as coal, coke, and heavy oil in the production of crude steel in the blast furnace process, thus sustainably conserving limited non-renewable resources. The Division Steel is a European pioneer in the development of this process.

A major development project in the *Division Railway Systems* is the realization and market launch of the "installation-ready switches (turnout systems)," and now that the component development has been completed, the project's momentum is on a fast track. These completely pre-installed switches have a number of advantages, such as shorter idle periods and improved installation modalities. With this development, the Division Railway Systems again confirms its worldwide technology leadership in the switches and turnout systems sector.

Additionally, voestalpine Schienen GmbH will play an important role in the EU project "Quiet City Transport" (QCITY). The goal of the project, which was started in the first half of 2005, is the reduction of noise pollution from street and railway traffic in cities and suburbs.

In the *Division Profilform*, a major R&D focus is on the custom roll forming segment. Together with customers, development projects for the automotive industry, particularly for commercial vehicles/cab construction, are being carried out using new high- and highest-strength steels for cold (rolled) profiles.

In the body-in-white sector of the *Division Automotive*, progress is being made in the development of components made of "Ultraform" (press-hardened steel grades). Hybrid parts and components made of metal and plastics are another focal point. Safety technology is concentrating on the development of airbag components using a rotational molding process.

Cross-divisional projects, such as the "Pro-Auto" project that is developing high-strength sections for automotive applications, were an important additional focal point in the R&D activities of the voestalpine Group in the past business year. Our participation in the joint European environmental project "ULCOS" (Ultra Low CO_2 Steelmaking), whose goal is a sustained reduction of process-related CO_2 emissions in the production of steel, is also cross-divisional.

RISK MANAGEMENT

A modern and value-oriented management must also carefully deal with strategic and operational risks. Therefore, the goal is to identify potential risks early on, assess them, and introduce appropriate preventive measures.
Systematic risk management, which the voestalpine Group has been practicing since the 2000/01 business year, is an integral part of the business processes in all of the Group's companies and an important factor for sustainable corporate success.

It extends to both the strategic and operational level:

- *Strategic risk management* serves to evaluate and secure strategic forward planning. Strategy is examined with regard to conformity with the Group target system in order to ensure value-adding growth by optimal allocation of resources.
- *Operational risk management* is based on a revolving process, which is run through at least once a year uniformly throughout the Group and which enables early identification of potential risks. The identified risks must fulfill the following criteria: They must be describable, ratable, and controllable. Among others, operational, environmental, technical, and IT risks are documented.

For the most important risk areas* the following preventive measures have been taken in the voestalpine Group:

- **Raw materials:** Regarding the long-term sustainability of raw materials and energy supply, for a number of years, the voestalpine Group has been implementing a procurement strategy that is appropriate to the increased risks; its core elements are raising the number of long-term supply contracts, expanding the portfolio of suppliers, and the expansion of autonomy in the supply of the most important raw materials, as well as energy and logistics.

• **IT systems:** At most of the Group's locations, business and production processes that are based on complex information technologies are handled by a separate subsidiary that specializes in IT and is wholly owned by voestalpine AG. In order to minimize IT risks to the greatest degree possible (particularly the threat to data security and the breakdown of critical systems), Group-wide minimum standards in electronic data processing have existed for some time. Additional extensive measures to avoid IT security risks include both the internal sector and maintenance and warranty agreements with external suppliers.

• **Production facilities:** To minimize the risk of outages for critical production facilities, significant investments are being made on an ongoing basis to optimize sensitive components, improve preventive maintenance, and train employees.

• **Employees:** The primary risks in this sector are the changes in the age structure as a result of the general demographic development and the associated danger of losing know-how. Within the scope of the Group-wide "LIFE" program, extensive measures are being taken to keep older employees on the job, while simultaneously recruiting qualified, young workers in the technical professions and vocations. To ensure the transfer of expertise between the generations, special projects, such as "Knowledge Relay" ("Wissensstafette") or "Employees Train Employees" ("Mitarbeiter schulen Mitarbeiter"), were established and implemented throughout the Group.

• **Liquidity risk:** An essential instrument in the control of the liquidity risk is precise financial planning; the operative companies submit these plans directly to the Group treasury of voestalpine AG on a revolving basis. Using the consolidated operating results, the need for financing and credit lines is established with banking institutions.

• **Credit risk:** The credit risk of the Group's underlying transactions is kept low by means of precise management of receivables. About 70% of the underlying transactions are secured by credit insurance policies. Additionally, there are security deposits through banks, such as guarantees and letters of credit.

• **Currency risk:** Hedging occurs because of naturally closed positions, where, for example, trade account receivables in USD are offset by trade account payables for purchases of raw materials (USD netting). In addition, derivative financial instruments are utilized for hedging purposes.

• **Interest risk:** voestalpine AG differentiates between the cash-flow risk (risk that interest expenditures or interest income change to our detriment) for financial instruments with variable interest and the

* Additional information regarding the mentioned topics and the financial instruments used for risk hedging is presented in the relevant chapters of the Management Report and in the Appendix to the Annual Report (Chapter "Financial instruments").

cash-value risk for financial instruments with fixed interest. Group strategy is aimed at minimizing the volatility of the effects of interest fluctuations by utilizing the portfolio effect.

In summary, one can say that the risks in the voestalpine Group are limited and manageable and do not endanger the continuity of the Group.

OUTLOOK

In the assessment of economic developments in Europe in the short term, the first months of 2006 were characterized by a certain amount of optimism for the first time in quite a while. This still doesn't mean growth rates such as those in the USA or China, however, it indicates that there is an expectation that the countries of the EU could have years with average economic growth of 2 to 3% – in individual countries, particularly in Central and Eastern Europe perhaps even higher.

This hope is corroborated by positive developments in all of the major industries, particularly in the energy sector. But the building industry, the machine construction industry, the aviation industry, the railway sector, the household appliance industry, and, recently, increasingly the European automotive industry as well are improving or are indicating positive trends.

Provided that the interest and inflation fears which have been brought up in some quarters and the associated uncertainty on the capital markets do not increase during the next few months, 2006 should offer favorable circumstances for a positive overall economic development in Europe and thus for the voestalpine Group's 2006/07 business year.

For the *Division Steel*, this means that the prerequisites for a stable development at a very satisfactory level are favorable, at least until the end of 2006. A balanced supply-and-demand situation in Europe, minimal pressure from imports, low inventory on the customer end, and the continuing consolidation in the European steel industry allow us to anticipate that the economic environment of the associated industries will remain favorable for the time being. However, this positive trend is tempered by rising prices for some raw materials (in particular, ore and zinc). Nevertheless, it should be possible for the Division Steel to again achieve an operating result for the 2006/07 business year on the same level as last year.

In its core business in the tracks/switches segment, the *Division Railway Systems* is profiting from both the improved economic situation in Europe and attractive overseas markets, which continue to be stable. In the two additional niche segments of wire and seamless tubes, the market situation continues to be favorable, however, the very high price level for seamless tubes could be subject to increased volatility because of growing capacities and the weaker US dollar. However, even taking these uncertainties into consideration, the 2006/07 operating result of the Division Railway Systems could again come close to last year's record figure.

The *Division Profilform* is anticipating a similarly stable operating result, whose backdrop is the very solid economic environment for both the division's standard and tailored tube and section products, which has been ongoing since early 2006. The growing regionalization of the operational units of this division is having an additional beneficial impact because this results in a natural effect that mitigates cyclical fluctuations. The situation in the storage technology segment is somewhat more challenging, as this segment is characteristically a business on a project-by-project basis and therefore subject to greater fluctuation. Overall however, reaching last year's operating result in 2006/07 seems possible for the Division Profilform.

In the 2006/07 business year, the *Division Automotive* should be able to continue its upward trend despite the economic environment that continues to be challenging. While the segments of safety technology, laser-welded blanks, and special stamping parts and components are anticipating a positive and stable development, this is contrasted by the insourcing trend in the automotive industry, which makes the situation for large and complex press parts and tool manufacturing more difficult.

Because appropriate structural adjustments and cost optimization measures have already been approved for these segments and are being implemented, we anticipate a continued improvement of the operating result and therefore of the division's margin profile in 2006/07.

Seen overall from today's vantage point, the *voestalpine Group* should achieve a similarly excellent profit in the 2006/07 business year as in 2005/06.

STRATEGY UNITES.

Today, the voestalpine Group has production and sales locations in 36 countries, and exports make up 82% of its sales. With almost 23,700 employees, we accompany our customers everywhere – including into new growth markets. We now have 58% more employees than in 1995, and 37% of all our personnel are employed at locations outside Austria. In three of our four divisions, the international employees are in the majority.





SUCCESSFUL WORLDWIDE



Division Steel

Highlights

- Sales revenue improved by just over 15% compared to the previous year – EBIT more than 20% higher.
- Very good business performance in all product segments.
- Implementation of "Linz 2010" investment program on schedule.

KEY FIGURES OF THE DIVISION STEEL

	2005/06	2004/05
Revenue	3,541.7	3,087.4
EBITDA	603.8	511.4
EBITDA margin (in %)	17.0	16.6
EBIT	410.8	337.7
EBIT margin (in %)	11.6	10.9
Employees	9,839	9,567

In millions of euros

CUSTOMERS OF THE DIVISION STEEL



10% Oil
20% Construction & construction subsuppliers
20% Civil and mechanical engineering
15% Other
10% White goods
25% Automotive

Business year 2005/06

As percentage of divisional revenue

MARKETS OF THE DIVISION STEEL



34% Austria
8% Rest of world
24% Rest of Europe
12% Italy
22% Germany

Business year 2005/06

As percentage of divisional revenue

MARKET ENVIRONMENT AND BUSINESS PERFORMANCE

The total *crude steel production worldwide* in the past year was 1.13 billion tons. As compared to 2004, this is an increase of 6.8%, which is slightly lower than the growth from 2003 to 2004 (just over 9%).

The steel production in China, the country largely responsible for the increase, went up from 280.5 to almost 350 million tons in 2005, a jump from about one quarter of the global market share to just above 30%. With a share of 17%, the European Union remained the second largest steel producer, although the crude steel production in the EU (25) during the past year was down for the first time in quite a while. The development in the individual countries was very differentiated, but overall, production declined from 193.4 million tons to 186.2 million tons mainly because of consolidations and restructuring.

The continuing dynamic situation in the Chinese steel industry was again the major influence on the commodity markets which showed a significantly rising overall price trend. Additionally, the massive surge in energy prices, driven particularly by oil and natural gas, had a considerable adverse impact on the steel industry.

After the steel boom of 2004, which led to a substantial increase of imports, the beginning of the 2005/06 business year was somewhat restrained in the flat steel products sector. High inventory on the part of customers led to lower demand and new orders that trickled in sluggishly. As a result, the steel prices came under pressure, resulting in significant price declines, especially in the commodity sector. Europe-wide, steel producers reacted by lowering production, leading to a decrease in customer inventory and a stabilization of the market beginning with the third quarter of the business year. During the first half of 2005/06, the difficult economic environment resulted in slightly lower prices in the Division Steel as well, although the decline was considerably less dramatic than the industry average. After a stabilization in the third quarter, the fourth quarter of the business year saw incoming orders go up substantially.

Because of the boom in the energy sector, demand in the heavy plate grades sector (especially for off-shore steel grades and special grades for sophisticated pipeline applications) remained stable at a high level. Overall, the Steel Service Center Group (custom-made pre-processing) was utilized to capacity, while the Steel Trading Group was confronted with weaker demand as a result of market conditions. Also driven by the energy sector, the volume of orders developed very satisfactorily in the foundries; at the new location in China, the initial foundry trials began toward the end of the business year.

In the most important customer industries of the Division Steel, the economic recovery during the past business year brought positive overall results, although there was still some differentiation in the various segments. Although the industry trend shifted predominantly toward slightly declining production, the premium manufacturers in the Western European automotive industry achieved substantial sales gains. The building industry in Germany, which had bottomed out, began to improve and, at the same time, development in Eastern Europe continued to be very dynamic. The upswing in this industry accelerated particularly in the course of the fourth quarter.

The past business year saw a continuation of the energy sector's very high demand. The situation in the household appliance industry was characterized by continuing reassessment and correction and was additionally influenced by an extensive shifting of production sites from Western to Eastern Europe. However, the business performance in this industry remained stable at a good level.

DEVELOPMENT OF THE KEY FIGURES

Because of higher supply quantities at prices that surpassed last year's price level, the Division Steel was able to again increase the satisfactory figures of the previous business year considerably both with regard to revenue and profit and was also able to slightly improve its margin level.

Revenue rose in the 2005/06 business year by 14.7% from EUR 3,087.4 million to EUR 3,541.7 million. This growth is primarily a result of the satisfactory business performance in the production and processing of flat steel products, the extraordinarily gratifying development in the heavy plate sector, and a stable and high utilization of capacity in the Steel Service Center companies, as well as the voestalpine Foundry Group.

The supply quantities that rose substantially by 7% to 4.6 million tons, together with price levels that were higher than last year's by 10%, consistent cost management, and a product mix that has been even further improved led to a significant boost in the Division Steel's profit. In the 2005/06 business year, *EBIT* was EUR 410.8 million, putting the profit 21.6% above that of the previous year (EUR 337.7 million). The *EBIT margin* rose from 10.9% to 11.6%. *EBITDA* also went up substantially by 18.1% from EUR 511.4 million to EUR 603.8 million. This resulted in a slight increase of the *EBITDA margin* in the 2005/06 business year from 16.6% to 17.0%.

As of March 31, 2006, the Division Steel had 9,839 *employees*, an increase in comparison with the previous year by 2.8%, which resulted largely from new hires within the scope of the implementation of the "Linz 2010" investment program.

The *crude steel production* in the 2005/06 business year rose at the Linz site (Division Steel) by 5.2% from 4.58 to 4.82 million tons. At the Donawitz location (Division Railway Systems), the crude steel quantity decreased by 4.7% from 1.48 to 1.41 million tons. Thus, for the voestalpine Group overall, crude steel production went up during the past business year by 2.8% from 6.06 to 6.23 million tons.

CHANGES IN THE ORGANIZATION

In the 2005/06 business year, the concentration of the divisional hot strip and heavy plate processing in a separate company progressed. As of April 1, 2005, the division's heavy plate processing activities were transferred to voestalpine Anarbeitung GmbH which was established in the previous year. The next step took place at the beginning of the 2006/07 business year, when the hot strip processing was also transferred to the company. Additionally, the closure of voestalpine Schmiede GmbH, which had been decided on in the previous year, was, for the most part, implemented during the 2005/06 business year; at the same time, the company's employees were reintegrated into the steel sector.

As of April 1, 2005, the Division Steel took over voestalpine Eurostahl GmbH with its entire international sales network from voestalpine AG; this network was already being utilized, primarily by the companies of the steel sector. Nevertheless, it will continue to fulfill its sales responsibilities for the Group.



Division Railway Systems

Highlights

- Revenue increase by just over 15%, EBIT more than doubled.
- Record profits in the wire and seamless tube segments.
- Successful start-up of operations of the new rail rolling plant.
- Acquisitions in Germany and India strengthen the market position in turnout technology.

KEY FIGURES OF THE DIVISION RAILWAY SYSTEMS

	2005/06	2004/05
Revenue	1,817.7	1,586.4
EBITDA	333.2	197.6
EBITDA margin (in %)	18.3	12.5
EBIT	247.9	122.5
EBIT margin (in %)	13.6	7.7
Employees	6,959	6,738

In millions of euros

CUSTOMERS OF THE DIVISION RAILWAY SYSTEMS



55% Railways
4% Other
17% Oil
5% Civil
5% Construction
14% Automotive

Business year 2005/06

As percentage of divisional revenue

MARKETS OF THE DIVISION RAILWAY SYSTEMS



67% European Union
7% Rest of Europe
15% North America
11% Rest of world

Business year 2005/06

As percentage of divisional revenue

MARKET ENVIRONMENT AND BUSINESS PERFORMANCE

The companies of the Division Railway Systems operated in a market environment that, seen overall, was favorable during the 2005/06 business year, although the development of the regional markets was quite differentiated from the viewpoint of the individual sectors.

The *railway activities* of the division, which consist of the rail and turnout technology and the rail construction logistics and services business units, were able to expand their leading market position during the past business year, both with regard to special tracks and switches and turnout systems with a number of new international projects and technical innovations; activities outside of Europe continued to be intensified. The economic situation on the railway infrastructure markets was different in all three business units. This underscored the importance of consistently driving the internationalization of the division forward, which not only compensated for the weakness of individual European markets but enabled the division to penetrate new railway markets with dynamic growth both with its own local production sites and joint ventures with regional partners.

Seen individually, the business performance of the division's railway activities can be described as follows: In the *rail technology* business sector, developments in Western Europe were characterized primarily by an improved market situation in Germany, the Netherlands, and Sweden. Although the Central and Eastern European regions are still more or less stagnating, there were important successes on the Hungarian, Romanian, and Slovak markets.

On the overseas railway markets, continuing expansion of capacities for the transport of raw materials resulted in high demand for premium tracks for heavy goods transport, in particular in South Africa and Australia.

In the *turnout technology* business sector, there were above average sales increases in the USA, but also growth in the innovative sector of "Hytronics"® products. This technology, which has been successful worldwide, is a hydraulic-electronic system that provides hydraulic turnout mechanisms as well as monitoring and diagnosis systems; these systems are integrated directly into the switches and turnout systems, and they provide railway systems operations with a considerable reduction of the life-cycle costs by enabling quick installation of completely pre-assembled switches, improving availability of the installations, and enabling longer maintenance intervals as well as a higher degree of safety.

In Central and Eastern Europe and in the Baltic region, EU-financed expansion projects resulted in a positive market trend.

In Germany, business was more difficult; the aggressive cost reduction programs have led to efforts by the German Federal Railways to better utilize their own switches production capacities, and this has led to a downward trend in orders to external companies.

The overseas markets continue to develop very positively because of the economic situation. Analogously to the track segment, the switches segment benefited from investments in the heavy goods transport sector in South Africa and Australia because of the expansion of raw materials exploitation. The 2005/06 business year was very positive for the Group's North American sites for switches production.

In the *rail construction logistics and services* business sector, which has its main markets in Western Europe, growth in Holland was contrasted with a sluggish or even declining German market, whose weakness, however, was partially compensated by new tunnel construction projects in Switzerland.

The performance of the division's niche segments, wire and seamless tubes, was very gratifying in the 2005/06 business year.

In the *wire* business sector, a strategy of concentrating on high quality products (particularly for applications in the automotive industry) continued consistently, increasing the share of sophisticated product grades to 86% of sales. With the focus on highest quality wire grades, the sales that declined slightly as a result of the economic situation during the past business year were more than compensated for by higher earnings. Overall, the prices in this segment reached an all-time high toward the end of the third quarter, before a moderate adjustment took place in early 2006.

In the *seamless tube* segment, the Group has consistently been specializing in high quality niche products, particularly highest quality grades for applications in the oil and natural gas sector (vertical drill-hole piping). As a result of the worldwide investment boom, prices for products supplied to these industries reached an all-time high during the past year, resulting in a record profit.

The division's *manufacturing base centered on steel* primarily delivers prematerial for the track, wire, and seamless tube sectors, as well as a small volume of semi-finished products to external customers in Germany and Italy. The high level of earnings that was achieved in the previous business year in this unit was maintained.

DEVELOPMENT OF THE KEY FIGURES

The Division Railway Systems was able to significantly exceed the satisfactory figures of the previous year in 2005/06 and realized both a substantial increase in sales and an above average boost in the profit.

The *revenue* went up by 14.6% from EUR 1,586.4 million to EUR 1,817.7 million. As a result of the excellent business performance of the wire and seamless tube unit, its share of the division's total sales increased markedly compared to the previous year; the seamless tube segment saw the largest gain, increasing its share in the division's sales from 9% to 14%. This development is mirrored in the sales pattern according to industries, where the share of the oil and gas industry rose in the 2005/06 business year from 12% to 17%. However, with almost 60% of total sales, products and services for the railway industry still account for the largest portion of the division's total sales.

As a result of the significantly expanded business in the sector of switch technology in North America, the share of this market in the division's overall sales increased considerably from 12% to 15%. With 67%, the European Union continues to be by far the largest market of the division, while the remaining European countries' share amounted to 7%.

Profit from operations before depreciation (EBITDA) rose by more than two thirds from EUR 197.6 million to EUR 333.2 million. The profit *(EBIT)* in the 2005/06 business year amounted to EUR 247.9 million, and thus more than doubled compared to last year's figure (EUR 122.5 million). This means that the Division Railway Systems was also able to markedly increase its profitability; the *EBIT margin* rose by 7.7% to 13.6%. For the first time in the Group's history, the Division Railway Systems is leading the internal margin ranking of the individual divisions.

The rise in the *number of employees* by 3.3% from 6,738 to 6,959 is largely a result of the introduction of a fourth shift in the seamless tube production as well as of the consolidation of the newly acquired companies CONTEC Transportation Systems GmbH and SST Signal & System Technik GmbH (both in Germany) and the Indian joint venture Rahee Track Technologies Pvt. Ltd.

However, the number of personnel at the German switch manufacturer BWG Gesellschaft mbH & Co KG decreased as a result of structural adjustments made necessary by market conditions.

ACQUISITIONS

In April 2005, the switches segment of the Division Railway Systems acquired a stake of 51% in CONTEC Transportation Systems GmbH specializing in point-operating systems and 80% of SST Signal & System Technik GmbH specializing in safety technology for railway traffic. Both companies are located in Germany.

In October 2005, a majority interest in the Indian switch manufacturer Rahee Track Technologies Pvt. Ltd. was acquired. After penetrating the Indian market successfully with the acquisition of two companies in the previous year, the new joint venture is yet another important step for this segment in the process of optimally positioning itself in the rapidly growing Indian market.



Division Automotive

Highlights

- Despite a market environment that continues to be difficult, revenue increased by just over 8% and EBIT by more than one third.
- EBIT and EBIT margin at their highest levels since the division was established.
- Good business performance, in particular for laser-welded blanks and precision and safety parts.
- Structural adjustments being implemented in the large press parts and tool manufacturing segments.

KEY FIGURES OF THE DIVISION AUTOMOTIVE

	2005/06	2004/05
Revenue	848.6	788.0
EBITDA	86.6	85.8
EBITDA margin (in %)	10.2	10.9
EBIT	39.3	29.4
EBIT margin (in %)	4.6	3.7
Employees	3,847	3,582

In millions of euros

CUSTOMERS OF THE DIVISION AUTOMOTIVE



3% Other
12% Construction & construction subsuppliers
3% Civil and mechanical engineering
82% Automotive

Business year 2005/06

As percentage of divisional revenue

MARKETS OF THE DIVISION AUTOMOTIVE



31% Rest of Europe
7% Netherlands
7% France
10% North America
1% Rest of world
44% Germany

Business year 2005/06

As percentage of divisional revenue

MARKET ENVIRONMENT AND BUSINESS PERFORMANCE

Overall, the global economic situation of the automobile industry took a positive development with gains both in production and sales quantities. While production worldwide increased by about 2% compared to last year's figure, in Europe production figures were stagnant. In the most important market for the Division Automotive, the roughly 9% production increase in Eastern Europe was compensated for by a decline in Western Europe by about 3%.

Worldwide, 63 million vehicles were sold during the past calendar year; once again, strong gains in Asia, Eastern Europe, and parts of South America were responsible for this new record. In Europe and North America, it was possible to keep sales at approximately the same level as last year only with the help of massive support measures on the part of the manufacturers.

Last year, individual premium manufacturers were affected by the market environment that continues to be challenging in Europe, and they introduced cost reduction programs and significant restructuring measures – some of which were massive – in their production and sales organizations. While some of the key European premium segment customers of the voestalpine Group were able to achieve production, sales, and earnings records in 2005, they also began to move facilities or production locations to Eastern Europe or at least began to consider such steps. Asian manufacturers, who again increased their production in Europe, stepped up their activities in this region. The voestalpine Group has reacted to the increasing importance of Central and Eastern Europe for European automobile production by erecting production facilities in this region. These include the new Steel Service Center in Poland that is currently being set up and which will supply mainly customers from the automobile industry as well as two companies from the precision and safety parts sector in Poland and Romania. Additional activities in Central and Eastern Europe are currently being evaluated.

The current overcapacities of the European automobile industry and the still high prematerial prices have placed even more pressure on the OEMs (original equipment manufacturers/automobile manufacturers) to cut costs themselves and to keep up price pressure on their suppliers. The efforts of the OEMs to better utilize their personnel and manufacturing capacities has also led to an increased trend toward insourcing. This means that services that were previously outsourced to suppliers are now being insourced from their own production more and more often by the manufacturers themselves. This is affecting tool manufacturing and the production of large press parts as well as components. Although, at this time, one cannot yet assume a general, sustained development in this direction, the trend toward insourcing in these sectors did nevertheless affect the business performance of the Division Automotive and made additional restructuring measures necessary in order to adjust to the new circumstances.

However, those activities, where the divisional companies have technological and product-specific unique selling points or specialized expertise, have not been directly affected by insourcing. These include the production and processing of laser-welded blanks, in particular, as well as special safety and precision tubing parts. The business performance in these segments continues to be very satisfactory, contrary to the general economic situation of the industry.

DEVELOPMENT OF THE KEY FIGURES

Considering the challenging market environment, the overall development of the Division Automotive in the 2005/06 business year was quite satisfactory. Compared to the previous year, both sales and profits rose substantially.

An increase of *revenues* from EUR 788.0 million to EUR 848.6 million corresponds to a plus of 7.7%. This growth can be mainly attributed to organic growth, but also to the consolidation of the German companies voestalpine HTI GmbH and the voestalpine Vollmer Group which were acquired in April 2005. The division's blanks group (production of laser-welded blanks for the body-in-white segment), with its production sites in Linz and Torino, was able to increase its revenue by more than 7% compared to the record figures of the previous year. The voestalpine Rotec Group, which specializes in the production of special safety components and precision tubing parts and which has sites in Europe and North America, posted a significant gain.

In contrast, the sales figures of the voestalpine Polynorm Group, whose production is focused on the segment of large press parts and components and which has production companies in the Netherlands, Germany, and the USA, were below those of the previous year as a result of the previously mentioned trend toward insourcing in these segments by the OEMs and the generally challenging market situation in both Europe and North America.

With regard to profits, the 2005/06 business year continued to improve for the Division Automotive. The *profit (EBIT)* went up by 33.8% compared to the previous year from EUR 29.4 million to EUR to 39.3 million. Accordingly, the *EBIT margin* increased markedly from 3.7% to 4.6%. This is not only the highest figure since the division was established in 2001, but it is far above average when compared to the overall European automotive supply industry.

The good operating result of the "traditional" segments (laser-welded blanks and safety and precision parts) was an important component of the gains in profitability; additionally, the companies, which were acquired during the last two business years, developed very positively.

The prematerial costs, which remain high, and particularly capacity and structural adjustments had an adverse effect on profits; these adjustments became necessary at the German and Dutch sites of the voestalpine Polynorm Group as a result of the previously described changes on the market. Now, however, this segment is again competitive going forward into the future.

That the automotive sector of the voestalpine Group was able to significantly improve its profitability for the second business year in a row is an overall result of the fact that, after an intense phase of acquisitions during the past four years, both the integration of the new companies and the focus on strategic core segments were consistently emphasized. In a market environment that is constantly changing, those activities that compete directly with the OEMs were successively reduced in favor of those sectors that are characterized by high added value and specialized material and processing know-how. From the viewpoint of the Division Automotive, the focus on these segments means a more attractive margin profile and, for the OEMs, this is a value-adding complement to their own product portfolio.

As of March 31, 2006, the Division Automotive had 3,847 *employees*, an increase of 7.4% compared to the previous year (3,582). Because of the increase in the number of employees in newly acquired companies and in new production facilities in markets, such as Poland and Romania, which are less wage-intensive but where growth is steep, the decreases in the number of employees at individual locations resulting from restructuring were more than compensated for.

ACQUISITIONS

In the 2005/06 business year, there were two acquisitions in Germany. In April 2005, a 100% stake in the companies voestalpine HTI GmbH as well as in both companies in the voestalpine Vollmer Group was acquired. (A detailed presentation was made in the 2004/05 Annual Report.)



Division Profilform

Highlights

- Revenue increased by 10%, EBIT up by just over 7%.
- Increased presence in the US aviation industry.
- Activities in Russia expanded through acquisitions.

KEY FIGURES OF THE DIVISION PROFILFORM

	2005/06	2004/05
Revenue	787.1	713.1
EBITDA	118.3	108.3
EBITDA margin (in %)	15.0	15.2
EBIT	88.3	82.7
EBIT margin (in %)	11.2	11.6
Employees	2,650	2,718

In millions of euros

CUSTOMERS OF THE DIVISION PROFILFORM



37% Construction & construction subsuppliers
7% Civil and mechanical engineering
16% Automotive
25% Transportation & storage
15% Other

Business year 2005/06

As percentage of divisional revenue

MARKETS OF THE DIVISION PROFILFORM



35% Rest of Europe
10% North America
2% Rest of world
11% Austria
22% Germany
20% Great Britain

Business year 2005/06

As percentage of divisional revenue

MARKET ENVIRONMENT AND BUSINESS PERFORMANCE

The market environment – seen both geographically and by sector – in the division's three business units was not uniform.

In the *standard tubes and sections* segment, the first six months of the 2005/06 business year were characterized by difficult circumstances on the market. The adverse effect of prematerial costs, which remain high, was aggravated during this period by concurrent pressure on prices that resulted from overcapacities. During the second half of the year, the market environment was much more favorable. In particular, increased demand beginning early in the fourth quarter, driven primarily by companies replenishing their low inventory and an improved level of incoming orders in Germany, enabled the division to consistently continue with its "price before quantity" strategy in this sector despite the fact that the first half of the year was difficult.

The *tailored tube and sections* segment was positively affected by the satisfactory development of its most important customer industries: the construction and building supply industry (especially formwork construction and storage technology), the commercial vehicle industry (primarily cab construction and chassis beams), and the North American aviation industry. However, demand for partition walls and window reinforcement profiles was weaker.
It is primarily the divisional companies in the Benelux countries, Great Britain, Germany, and the USA that are active in the special products business segment; they largely supply customers in their regions. In this segment, especially the European core markets (primarily Germany, France, Great Britain, Netherlands, Spain, and some of the Eastern European countries) and the USA reflected a positive trend in the 2005/06 business year.

The market environment for the *storage technology* sector was very positive, particularly in the first two quarters when many projects were handled, queries about possible new orders were received, and incoming orders were logged. During the second half of the business year, the stream of incoming projects became somewhat more sluggish, however, demand remained high.

DEVELOPMENT OF THE KEY FIGURES

In the 2005/06 business year, the Division Profilform achieved an increase in *revenue* by 10.4% from EUR 713.1 million to EUR 787.1 million. Compared to the previous business year, *EBITDA* improved significantly increasing by 9.2% from EUR 108.3 million to EUR 118.3 million and *EBIT* rose substantially by 6.8% from EUR 82.7 million to EUR 88.3 million. With an *EBIT margin* of more than 11%, it was possible to keep the profitability at the same high level as during the previous year. It is worth mentioning that the profits are now evenly distributed among the most important divisional companies (and thus indirectly also among the individual market regions and business sectors).

The slight decline in the *number of employees* compared to the previous year to 2,650 is a result of restructuring measures at the two divisional companies voestalpine Präzisionsprofil GmbH (Germany) and Nedcon Groep N.V. (Netherlands). The appropriate steps have now been largely completed in both companies.

ACQUISITIONS

Early in the 2006/07 business year, the division expanded its activities in Russia. In April 2006, the main divisional company, voestalpine Profilform GmbH, acquired 80% of the enterprise ZAO ARKADA Profil as well as the option for the purchase of the remaining 20% within five years.
The focus of the acquired company's activities is the manufacture and sale of light steel sections, particularly for the building industry and for use in the infrastructure sector. In addition to a production site near Smolensk, the company has three sales offices in Russia and a country-wide sales organization through partners. ZAO ARKADA Profil has about 300 employees and posted revenue of just above EUR 30 million for the 2005 business year, a very positive operating result.

In addition to the already existing joint venture of the Dutch Profilform company Nedcon SE with a Russian partner, this acquisition is yet another important step in the expansion process of the activities of the voestalpine Group's Division Profilform in Russia, in step with the very dynamic growth of the Russian market in this sector (15 – 20% annually).

STRATEGY WORKS.

Profitable growth does not just mean increasing sales. In 2005/06, the voestalpine Group substantially improved its operating result for the fourth consecutive time. Compared to 1995, the year of the IPO, EBIT was more the tripled by far.



731.8
+230.8%
258.3
221.2
1995
2000/01
2005/06
In millions of euros

voestalpine AG

Consolidated Financial Statements 2005/06

REPORT OF THE SUPERVISORY BOARD ON THE 2005/06 BUSINESS YEAR

In the 2005/2006 business year, the Supervisory Board has fulfilled its responsibilities according to the provisions of law and the articles of incorporation within the framework of six meetings. On these occasions, the Management Board furnished extensive written and oral disclosure as to the business development and the position of the company.

The annual financial statements and the consolidated financial statements of March 31, 2006, were audited by the annual accounts auditors Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH (Auditing and Tax Consulting Ltd.), Vienna, who were elected according to the provisions of section 270 HGB (Austrian Commercial Code).

Based on the results of the audit, the accounting, the financial statements, and the consolidated financial statements conform to the provisions of law and adhere to the stipulations of the Articles of Incorporation. The audit further demonstrated compliance to the fullest extent with the provisions of section 269 HGB (Austrian Commercial Code) and as a result the auditors issued an unqualified certification.

There were no grounds for objection. The year-end closing was discussed by the audit committee of the Supervisory Board in the board meeting held on June 7, 2006, and was recommended to the Supervisory Board for approval. The Supervisory Board has examined and approved the financial statements and the consolidated financial statements as well as the status report and the proposal for profit distribution. The financial statements are thus established pursuant to section 125 Companies Act (Aktiengesetz).

The consolidated financial statements were compiled according to the International Financial Reporting Standards (IFRS). These financial statements were also audited by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH (Auditing and Tax Consulting Ltd.), Vienna, and accorded an unqualified certification. The Supervisory Board acknowledged and approved the consolidated financial statements and status report.

It is stated that the 2005/06 business year closed with a balance sheet profit of EUR 133,200,000.00. It is proposed to distribute a dividend of EUR 2.00 per share and a bonus of EUR 1.10 – thus a total amount of EUR 3.10 per share with dividend rights – and to carry the remainder forward to the new account.

The Supervisory Board

Dr. Joachim Lemppenau
(Chairman)

Linz, June 7, 2006

Consolidated income statement 2005/06

	Note	2005/06	2004/05
Revenue	1	**6,501,370**	**5,779,136**
Cost of sales		–5,014,640	–4,551,114
Gross profit		**1,486,730**	**1,228,022**
Other operating income	2	171,600	200,030
Distribution costs		–438,790	–417,364
Administrative expenses		–308,562	–283,767
Other operating expenses	3	–179,163	–174,420
Profit from operations (EBIT)		**731,815**	**552,501**
Share of profit of associates	4	14,082	17,619
Finance income	5	49,537	35,445
Finance costs	6	–114,683	–108,038
Profit before tax (EBT)		**680,751**	**497,527**
Income tax expense	7	–155,424	–124,016
Profit for the period from continuing operations		**525,327**	**373,511**
Discontinued operations	8	586	–50,000
Profit for the period		**525,913**	**323,511**
Attributable to:			
Equity holders of the parent		519,461	323,094
Minority interest		6,452	417
Basic earnings per share from continuing operations (euros)	28	**13.13**	**9.44**
Diluted earnings per share from continuing operations (euros)		**12.51**	**9.44**

In thousands of euros

voestalpine AG

Consolidated cash flow statement 2005/06

	Note	2005/06	2004/05
Operating activities			
Profit for the period		525,913	323,511
Adjustments	24	319,971	420,623
Changes in working capital		14,205	–193,555
Cash flows from operating activities		**860,089**	**550,579**
Investing activities			
Additions of other intangible assets, property, plant and equipment		–485,497	–481,709
Income from disposals of assets		24,240	27,544
Cash flows from changes in the consolidation range		–37,037	–52,793
Additions of other financial assets		–134,986	–23,550
Cash flows from investing activities		**–633,280**	**–530,508**
Financing activities			
Dividends paid		–83,006	–63,248
Dividends paid to minority interest/other changes in equity		–3,628	–4,318
Acquisitions/disposals of own shares		–258	3,293
Repayment of financial liabilities		200,424	25,432
Cash flows from financing activities		**113,532**	**–38,841**
Net decrease/increase in cash and cash equivalents		**340,341**	**–18,770**
Cash and cash equivalents, beginning of year		177,489	196,595
Net exchange differences		–4,602	–336
Cash and cash equivalents, end of year	16	**513,228**	**177,489**

In thousands of euros

voestalpine AG

Consolidated balance sheet for the year ended March 31, 2006

Assets	Note	03/31/2006	03/31/2005
A. Non-current assets			
Property, plant and equipment	9	2,318,991	2,166,589
Goodwill	10	247,214	217,395
Other intangible assets	11	58,066	48,938
Investments in associates	12	63,820	57,762
Other financial assets	12	100,381	113,680
Deferred tax assets	13	104,348	69,946
		2,892,820	**2,674,310**
B. Current assets			
Inventories	14	1,275,671	1,224,793
Trade and other receivables	15	1,143,719	1,110,382
Other financial assets	12	333,201	182,205
Cash and cash equivalents	16	513,228	177,489
		3,265,819	**2,694,869**
Total assets		**6,158,639**	**5,369,179**

In thousands of euros

Equity and liabilities	Note	03/31/2006	03/31/2005
A. Equity			
Share capital		287,784	287,784
Capital reserves		470,843	451,756
Other reserves		8,606	-7,043
Retained earnings		1,718,918	1,344,411
Equity attributable to equity holders of the parent		**2,486,151**	**2,076,908**
Minority interest		61,138	47,777
	17	**2,547,289**	**2,124,685**
B. Non-current liabilities			
Pensions and other employee obligations	18	551,581	466,749
Provisions	19	24,693	24,796
Deferred tax liabilities	13	67,191	69,881
Financial liabilities	20	832,332	697,373
		1,475,797	**1,258,799**
C. Current liabilities			
Provisions	19	428,192	360,846
Financial liabilities	20	512,891	462,579
Trade and other payables	21	1,194,470	1,162,270
		2,135,553	**1,985,695**
Total equity and liabilities		**6,158,639**	**5,369,179**

In thousands of euros

voestalpine AG

Statement of changes in equity 2005/06

	Share capital	Capital reserves	Other reserves: Translation reserve	Other reserves: Hedging reserve	Other reserves: Reserve for own shares
Balance as of April 1, 2004	**287,784**	**451,756**	**–4,865**	**–4,309**	**–3,866**
Hedge accounting	0	0	0	–922	0
Currency translation	0	0	3,626	0	0
Actuarial gains/losses (including deferred tax)	0	0	0	0	0
Total income and expense for the year recognized directly in equity	**0**	**0**	**3,626**	**–922**	**0**
Profit for the period	0	0	0	0	0
Total income and expense for the year	**0**	**0**	**3,626**	**–922**	**0**
Own shares acquired/disposed	0	0	0	0	3,293
Dividends	0	0	0	0	0
Other changes	0	0	0	0	0
Balance as of March 31, 2005 = Balance as of April 1, 2005	**287,784**	**451,756**	**–1,239**	**–5,231**	**–573**
Hedge accounting	0	0	0	10,315	0
Currency translation	0	0	5,592	0	0
Actuarial gains/losses (including deferred tax)	0	0	0	0	0
Total income and expense for the year recognized directly in equity	**0**	**0**	**5,592**	**10,315**	**0**
Profit for the period	0	0	0	0	0
Total income and expense for the year	**0**	**0**	**5,592**	**10,315**	**0**
Own shares acquired/disposed	0	0	0	0	–258
Dividends	0	0	0	0	0
Share-based payment	0	19,087	0	0	0
Convertible bond	0	0	0	0	0
Other changes	0	0	0	0	0
Balance as of March 31, 2006	**287,784**	**470,843**	**4,353**	**5,084**	**–831**

Actuarial gains/losses	Retained earnings	Total attributable to equity holders of the parent	Minority interest	Total equity
–26,744	**1,126,715**	**1,826,471**	**52,854**	**1,879,325**
0	0	–922	0	–922
0	0	3,626	107	3,733
–14,865	0	–14,865	–11	–14,876
–14,865	**0**	**–12,161**	**96**	**–12,065**
0	323,094	323,094	417	323,511
–14,865	**323,094**	**310,933**	**513**	**311,446**
0	0	3,293	0	3,293
0	–63,248	–63,248	–4,318	–67,566
0	–541	–541	–1,272	–1,813
–41,609	**1,386,020**	**2,076,908**	**47,777**	**2,124,685**
0	0	10,315	53	10,368
0	0	5,592	247	5,839
–56,723	0	–56,723	–212	–56,935
–56,723	**0**	**–40,816**	**88**	**–40,728**
0	519,461	519,461	6,452	525,913
–56,723	**519,461**	**478,645**	**6,540**	**485,185**
0	0	–258	0	–258
0	–83,006	–83,006	–3,628	–86,634
0	0	19,087	0	19,087
0	5,545	5,545	0	5,545
0	–10,770	–10,770	10,449	–321
–98,332	**1,817,250**	**2,486,151**	**61,138**	**2,547,289**

In thousands of euros

A. General information and nature of operations

The principal activities of voestalpine AG and its subsidiaries (hereinafter referred to as the "Group") include the manufacture, processing and sale of materials made from steel, research and development in the area of metallurgy, advanced metal processing and materials technology.

voestalpine AG is the Group's ultimate parent company which prepares consolidated financial statements. It is incorporated and domiciled in Linz, Austria. The address of voestalpine AG's registered office is voestalpine-Strasse 1, 4020 Linz, Austria. The shares of voestalpine AG are listed on the stock exchange in Vienna, Austria.

The consolidated financial statements for the year ended March 31, 2006 (including the comparatives for the year ended March 31, 2005) have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standard Board (IASB) and adopted by the European Union. The Group applies IAS 19.93A retrospectively. The figures for the prior year have been adjusted accordingly.

The consolidated financial statements are presented in euros (= functional currency of the parent company).

The consolidated income statement is prepared based on the cost-of-sales procedure.

The consolidated financial statements were approved by the Management Board of voestalpine AG on May 17, 2006.

B. Summary of accounting policies

CONSOLIDATION METHODS

The financial statements of all subsidiaries or proportionately consolidated entities are prepared in accordance with standard accounting practices and valuation methods. For entities consolidated using the equity-method, local reporting and valuation methods are maintained if the relevant amounts are immaterial.

Where subsidiaries are consolidated for the first time, the assets and liabilities and contingent liabilities are assessed at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to profit and loss in the period of acquisition. Hidden reserves or charges attributable to minority shareholders are also disclosed.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

FOREIGN CURRENCY TRANSLATION

In accordance with IAS 21 the annual financial statements of foreign companies included in the consolidated financial statements are translated into euros using the functional currency method. The relevant national currency is the functional currency in all cases since these entities operate independently from a financial, economic and organizational perspective. Assets and liabilities have been translated into euros at the closing rate at the balance sheet date. Income and expenses have been converted into euros at the average rates over the reporting period.

Equity items are valued at historical exchange rates. Goodwill from acquisitions of foreign entities has been calculated in euros following initial consolidation.

Any currency translation differences have been directly charged or credited to the currency translation reserve in equity.

In the separate financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of remaining balances at year-end exchange rates are recognized in the consolidated income statement.

Currency exchange rates of key currencies have shown the following trends:

	Closing rate		Annual average rate	
	03/31/2006	03/31/2005	2005/06	2004/05
USD	1.2104	1.2964	1.2174	1.2583
GBP	0.6964	0.6885	0.6821	0.6819

ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires estimates and assumptions that affect the reported amounts of assets and liabilities and/or income and expenses. Actual results may differ from these estimates. Estimates are made with the intention of adhering to the "true and fair view" principle.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised.

RECOGNITION OF REVENUES AND EXPENSES

Revenues arising from the provision of goods and services are realized when all major risks and opportunities arising from the delivered object have been transferred to the buyer. Operating expenses are recognized when a service is rendered or a delivery is received, or at the time such liability is incurred.

Government grants of EUR 18.7 million (2004/05: EUR 24.4 million) for investments, research and development as well as promotion of job opportunities were recognized in the consolidated income statement.

BORROWING COSTS

All borrowing costs are expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at acquisition cost or manufacturing cost less accumulated depreciation and any impairment losses.

The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of production overheads. Costs of borrowing are recognized in the consolidated income statement in the period in which they are incurred.

Depreciation is charged on a straight-line basis over the estimated useful lives. Land is not depreciated. The estimated useful lives are as follows:

Buildings	2.0 – 20.0%
Plant and equipment	3.3 – 25.0%
Fixtures and fittings	5.0 – 20.0%

Investment property is recognized at depreciated cost.

LEASING

Leases are classified as finance leases when these are viewed commercially as asset purchases with long-term finance. All other leases are classified as operating leases. Rentals payable under operating leases are recognized as expenses in the consolidated income statement.

Assets held under finance leases are initially recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as comparable acquired assets or, where shorter, over the term of the relevant lease. The Group does not act as a lessor.

GOODWILL

All corporate acquisitions are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries and associates.

Goodwill is allocated to cash-generating units and is tested at least annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognized directly in profit or loss.

On disposal of a subsidiary or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

OTHER INTANGIBLE ASSETS

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized as an expense as incurred. In accordance with IAS 38.57, development expenditure is capitalized if the relevant criteria are met. Expenditure on internally generated goodwill and brands is immediately recognized as an expense as incurred.

Other intangible assets that are acquired by the Group are stated at cost less accumulated scheduled and unscheduled amortization.

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives (3 to 7 years).

IMPAIRMENT TESTING OF GOODWILL, OTHER INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Individual assets or cash-generating units that include goodwill and other intangible assets with an indefinite useful life are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). In particular, goodwill is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which the management controls the related cash flows.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of net selling price and value in use. Impairment losses recognized in respect of cash-generating units, to which goodwill has been allocated, reduce the carrying amount of goodwill initially. Any remaining impairment loss reduces pro rata the carrying amounts of the assets in the cash-generating unit.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist.

INVESTMENTS IN ASSOCIATES

The results and assets and liabilities of associates, which are not of minor importance, are incorporated in the consolidated financial statements using the equity method.

OTHER FINANCIAL ASSETS

Investments in subsidiaries and associates, which are not incorporated in these consolidated financial statements using the full, proportionate or equity consolidation method, are reported under "Other financial assets" at acquisition cost or their lower market value.

Securities are stated at acquisition cost or at fair value and serve mainly to cover severance payments and pensions.

TAXATION

Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on the taxable profit of the year and is calculated using tax rates that have been enacted at the balance sheet date.

In accordance with IAS 12, all temporary valuation and reporting differences between tax values and consolidated financial statements are included in the deferred taxes.

Deferred tax assets on losses carried forward are capitalized to the extent that they will be reversed within a foreseeable period.

The calculation of deferred taxes is based on the respective local tax rates. Fixed future tax rates are also taken into account for deferred values.

EMISSION RIGHTS

After the withdrawal of IFRIC 3 "Emission Rights" by the IASB, emission rights are measured at cost amounting to zero as the rights have been allocated free of charge.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Where inventories are comparable, costs are determined by the weighted average method or similar methods. Costs include directly attributable expenses and all proportionate cost of materials and production overheads, based on normal capacity usage. Interest charges and selling and administrative expenses are not capitalized.

TRADE AND OTHER RECEIVABLES

Trade and other receivables are stated at nominal value. Individually identifiable risks are reflected in credit insurances. Non-interest or low-interest-bearing receivables with a remaining term in excess of one year are recorded at discounted present value.

Construction contracts are based on reliable measurement of the stage of completion, contract costs and contract revenue, which are recognized as revenue and expenses respectively of the contract activity (percentage-of-completion method).

Accruals are reported under other receivables and other liabilities.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash at banks and on hand and checks and are recognized at fair value.

PENSIONS AND OTHER EMPLOYEE BENEFITS

Employee benefits include provisions for severance payments, pensions and long-service bonuses and are recognized according to IAS 19 using the projected-unit-credit method.

Employees of Austrian group companies, who began their employment before January 1, 2003, receive a one-off severance payment, if their employment is terminated by the employer or if they retire. The payment is dependent on the number of years of service and the relevant salary or wages at the time the employment ceases. For employments beginning after December 31, 2002, this obligation has been converted into a contribution-oriented system. These payments to external pension funds are recognized as expenses.

Within the Group (especially in Austria and the Netherlands) there are defined contribution and defined benefit pension plans. Defined contribution plans carry no future obligation after the payment of premiums. Defined benefit plans guarantee the employee a specific retirement benefit, which is based on a certain percentage of salaries or wages depending on years of service or on a valorized fixed amount per year of service. Defined benefit plans are stated in the financial statement of the respective entities until the contractual date when the pensions become irrevocable. After that date the pensions are covered by the pension fund.

The Group applies IAS 19.93A retrospectively. Actuarial gains and losses affecting provisions for severance payments and pensions are recognized in the year in which they occur outside profit or loss. The previous year has been adjusted accordingly. Actuarial gains and losses affecting long-service bonuses are recognized in the consolidated income statement as incurred.

The valuation of employee benefits is based on the following parameters:

		2005/06	2004/05
Interest rate	%	4.5	5.5
Salary/wage increases	%	3.0	3.0
Pension increases	%	2.5	2.5
Retirement age women/men	years	max. 60/65	60/65
Life expectancy tables		Heubeck 1998	Heubeck 1998

Interest expenses related to employee benefits are included in the "finance costs" in the consolidated income statement.

OTHER PROVISIONS

Other provisions are stated at the amount which reflects the most probable value based on a reliable estimate, when the Group has a present obligation as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting.

LIABILITIES

Liabilities are stated at their nominal value or their redemption value.

FINANCIAL INSTRUMENTS

Liquidity risk – Financing

The liquidity risk indicates the ability to raise funds at any time to clear liabilities.

The essential instrument for controlling the liquidity risk is a precise financial plan, which, ensuing from the operative companies, is submitted quarterly directly to the Group treasury of voestalpine AG. A tool developed by the Group for long-term financial planning locates any financing gaps. The funding requirements and bank credit lines are determined from the consolidated results.

Financing of operating funds is carried out by the Group treasury. A central clearing system implements a daily intra-group financial equalization adjustment. Companies with liquidity surpluses put the funds indirectly at the disposal of companies with liquidity requirements. The excess is placed with the principal banks by the Group treasury. In this way a decrease in the volume of borrowings and an optimization of the net interest income are achieved.

The sources of financing are selected on the basis of the principle of bank independence. Financial relationships currently exist with about 25 different domestic and foreign banks.

Credit risk

Credit risk describes losses which can occur through non-fulfillment of contractual obligations of individual partners.

The credit risks of the underlying transactions are kept low by precise management of receivables. Roughly 70% of the underlying transactions are hedged through credit insurance. In addition, there are bank securities (guarantees, letters of credit).

Internal guidelines regulate the credit risk management of financial transactions. The minimum rating for investments in securities, for example, is AA- according to Standard & Poor's. Furthermore, all investments and derivatives transactions are limited per contracting party, meaning that the amount of the limit depends on the rating and the amount of equity of the bank.

The credit risk for derivative financial instruments is limited to transactions with a positive market value and, of these, to replacement costs. Therefore derivatives transactions are only valued at 20% of the limit (30% in the case of cross-currency swaps). Derivatives transactions are almost exclusively based on standardized global contracts for financial futures.

Price risk

Determination of price risk: To quantify interest and currency risk, voestalpine AG utilizes the value-at-risk concept.
The maximum loss potential within the next business day and within one year is determined with 95% certainty. The correlations between the individual currencies are taken into account. Interest rate management also utilizes the present-value-basis-point-method.

Currency risk

The biggest currency item of the Group arises from raw material acquisitions in USD and to a lesser degree from exports to the non-euro area.

Initially there is a natural hedge, because trade receivables in USD are balanced by liabilities for the purchase of raw materials in USD (USD netting). There is further potential from the utilization of derivative hedging instruments. voestalpine AG hedges the budgeted foreign currency payment flows (net) of the next 12 months. Longer-term hedging occurs only for contractual business projects. The coverage ratio is between 50% and 100%. The further in the future the cash flow, the lower the security ratio. There is no indirect currency risk.

Interest rate risk

voestalpine AG differentiates between cash flow risk (the risk that interest expenses or interest income change for the worse) for variable-interest financial instruments and present value risk for fixed-interest financial instruments. The Group strategy aims at reducing the impact volatility of interest rate fluctuations by using the portfolio effect. As to interest rate commitments, the strategy is directed at achieving approximate equilibrium between fixed and variable rates; in periods of lower interest rates, an extension of interest rate commitments is aimed for.

The items on the assets side are mainly invested in the securities funds V47 and V54. There are three sub-funds, which are contained in two umbrella funds, one of which is used to cover severance pay and pension obligations. In valuing securities, the fair value option is used and is allocated to the category "available for sale" in the balance sheet.

Financial risk management – Corporate finance organization

Financial risk management is centrally organized regarding guideline competence, strategy determination and goal definition. The existing rules cover targets, principles, responsibilities and competences both for the Group treasury and for the individual Group companies. In addition, they deal with the topics of pooling, money market, credit and securities management, foreign exchange, interest and liquidity risk. The Group treasury, acting as a service center, is responsible for implementation. Three different departments are responsible for the conclusion of contracts, the processing of transactions and the recording of entries, which guarantees a six-eyes principle. The guidelines and observance thereof, as well as the whole business process, are audited annually by an additional external auditor.

The fixed assets are financed completely by shareholder equity. The equity ratio has been stable at approx. 40% for a number of years now.

The management of the Group capital structure aims at preserving the Group's good credit rating and at limiting the net gearing ratio to a maximum of 70%.

It is part of our corporate policy to keep a constant watch on financial risks, to quantify them and to hedge against them, where it is wise to do so. Our willingness to accept risk tends to be low. Risks posing a threat to the continued existence of the companies have to be hedged, going concerns have to be hedged, in other respects the strategy aims at reducing fluctuations of cash flow and income. Hedging of market risks is done to a large extent by means of derivative financial instruments.

Derivative financial instruments

Derivative financial instruments are used exclusively for hedging and include interest rate and currency swaps, cross-currency swaps, FX outrights and options. They are stated at fair value. Hedge accounting is applied to the majority of derivative financial instruments. Any resultant gains or losses are recognized directly in equity. When the underlying transaction is recognized, the cumulative gain or loss previously recognized directly in equity is recognized as profit or loss.

Risks from fluctuations in the prices of raw materials (with the exception of the currency risk indirectly arising from this) are not currently hedged using derivative instruments.

Fair value

Derivative currency transactions are valued daily according to the mark-to-market method. This evaluation determines the value that would be realized if the hedging operation was netted (liquidation method).

STOCK OPTION PROGRAM

In the 2001/02 business year, voestalpine AG started a stock option program. Members of the Management Board of voestalpine were granted 156,228 options and executives were granted 799,668 options.

The options can be exercised within the period from August 1, 2003, to July 31, 2006. During this period the options may only be exercised within 20 days after the announcement of consolidated quarterly results or consolidated financial statements.

The exercise of options depends on trends shown by the share price of voestalpine AG. If the share price at the exercise date is at least 15% or 20% above the exercise price, 50% or 100% of the options may be exercised. At the exercise date, the participant must be an employee of the Group. The options and the rights to exercise are non-transferable.

Each option entitles the participant to subscribe to voestalpine AG shares at a fixed exercise price or to receive the difference between the exercise price and the daily closing price in cash after fulfilling the necessary prerequisites. The exercise price (EUR 34.57) equals the average of the 15 daily closing prices after the annual shareholders' meeting of July 2, 2002.

The market value of the options is based on the Black-Scholes model calculation and for remaining stock options a provision is stated.

EMPLOYEE STOCK PARTICIPATION PROGRAM

The employee stock participation program is based on collective bargaining agreements over several business years. In 2001/02, employees received 1% of the shares of voestalpine AG in return for wage and salary concessions (see Notes to the Consolidated Financial Statements for 2001/02).

In 2002/03, 2003/04 and 2005/06 respectively, 0.5% of the total amount of the wages and salaries necessary for the increase were used for the participation of employees in voestalpine AG. The actual amount is calculated from the amount of the wage and salary concessions determined monthly on the basis of November 1, 2002, 2003, and 2005, applying an annual increase of 3.5%.

Agreements between the employees' council and the company were concluded in order to implement the employee stock participation program. The shares were acquired by the voestalpine employees' private foundation and will be transferred to the employees according to their respective wage and salary concessions. The value of the consideration is not dependent on price fluctuations. Therefore, IFRS 2 is not applied for the allocation of stocks because of lower collective bargaining agreements.

Moreover, premiums for employees are rewarded in shares. According to IFRS 2, in cases of share-based payment with equity-settled plans the fair value is recognized as personnel costs, whereas the offsetting entry is reported directly in equity.

On March 31, 2006, the voestalpine employees' private foundation held approximately 10.3% of the voestalpine AG shares in trust for the employees.

C. Companies included in the consolidation

The scope of consolidation (see appendix to the notes "Group companies") is established in accordance with IFRS. In addition to the financial statements of voestalpine AG, the consolidated financial statements also incorporate the financial statements of entities controlled by voestalpine AG (and their subsidiaries) and companies over which significant influence is exercised (associates).

Subsidiaries are entities controlled by the Group. Control exists when the Group has the direct or indirect potential to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates are those entities over which the Group has significant influence without having control over the financial and operating policies. The consolidated financial statements include these entities using proportionate consolidation or the equity method of consolidation, from the date that significant influence commences until the date that significant influence ceases. The Group's investments in associates are reported in the appendix to the notes "Group companies".

The following table shows the pro-rata values for entities included in the financial statements by proportionate consolidation:

	03/31/2006	03/31/2005
Non-current assets	21.1	23.4
Current assets	117.9	50.8
	139.0	**74.2**
Equity	78.7	34.6
Non-current liabilities	10.1	8.0
Current liabilities	50.2	31.6
	139.0	**74.2**
	2005/06	**2004/05**
Revenue	251.6	142.7
Profit of the period	72.6	8.9

In millions of euros

The following table shows the values (100%) for associates consolidated in the financial statements by the equity method of consolidation:

	03/31/2006	03/31/2005
Non-current assets	133.5	105.5
Current assets	431.3	428.7
	564.8	**534.2**
Equity	180.3	160.3
Non-current liabilities	17.5	12.2
Current liabilities	367.0	361.7
	564.8	**534.2**
	2005/06	**2004/05**
Revenue	1,790.6	1,528.5
Profit of the period	59.1	52.0

In millions of euros

Changes to the companies included in the consolidation were as follows during the reporting year:

	Full consolidation	Proportionate consolidation	Equity method
As of April 1, 2005	**154**	**3**	**14**
Change in consolidation method			
Acquisitions	4		
Disposals	–2		
Divested or disposals	–17		–2
Acquisitions	11		
As of March 31, 2006	**150**	**3**	**12**
Of which foreign companies	104	1	6

The following companies were deconsolidated during the 2005/06 business year:

Name of entity	Date of deconsolidation
Full consolidation in 2004/05:	
Castle Bromwich Pressings Ltd.	April 1, 2005
CCE Computertechnik Communications Engineering Systemhaus GmbH & Co. KG	April 1, 2005
CCE Computertechnik Communications Engineering Systemhaus Verwaltung GmbH	April 1, 2005
Entwicklungsgesellschaft Gügling Süd GmbH & Co KG	April 1, 2005
Entwicklungsgesellschaft Gügling Verwaltungs GmbH	April 1, 2005
Entwicklungsgesellschaft Gügling West GmbH & Co KG	April 1, 2005
Flamco FLEXCON Vertriebsgesellschaft m.b.H.	April 1, 2005
HM-Engineering Verwaltungs und Beteiligungs GmbH	April 1, 2005
Nedcon Silesia Sp. z.o.o.	Dec. 31, 2005
Nedpark Parking Systems B.V.	April 1, 2005
Polynorm Holland B.V.	April 1, 2005
Polynorm Holland Holding B.V.	April 1, 2005
Polynorm Immobilien Beteiligungs GmbH	April 1, 2005
Polynorm International B.V.	April 1, 2005
Polynorm Service & Supply B.V.	April 1, 2005
ROTEC Beteiligungs GmbH	April 1, 2005
Stahlservice Rauschenberger GmbH & Co KG	Dec. 31, 2005
Turnkey Holland B.V.	April 1, 2005
voestalpine Schmiede GmbH	April 1, 2005
Equity method in 2004/05:	
Bruynzeel Deuren B.V.	April 1, 2005
Polynorm Automotive Engineering Centre (UK) Ltd.	April 1, 2005

D. Acquisitions of subsidiaries

The following entities are included in the consolidated financial statements for the first time in the 2005/06 business year:

Name of entity	% of shares	Date of initial consolidation
Full consolidation:		
CONTEC GmbH Transportation Systems	51.000	April 1, 2005
Elmsteel Romania SRL	100.000	April 1, 2005
HTI Beteiligungs GmbH	100.000	April 1, 2005
Rahee Track Technologies (Pvt) Ltd	51.000	Oct. 1, 2005
SST Signal & System Technik GmbH	80.000	April 1, 2005
voestalpine Anarbeitung GmbH	100.000	April 1, 2005
voestalpine Automotive Finanzierungs GmbH	100.000	Dec. 31, 2005
voestalpine Automotive GmbH	100.000	April 1, 2005
voestalpine HTI GmbH & Co KG	100.000	April 1, 2005
voestalpine Profilform Beteiligung GmbH	100.000	Dec. 2, 2005
voestalpine Stahlbeteiligungs GmbH	100.000	April 1, 2005
voestalpine Treasury Holding GmbH	100.000	March 30, 2006
voestalpine Vollmer GmbH & Co KG	100.000	April 1, 2005
voestalpine Vollmer Holding GmbH	100.000	April 1, 2005
voestalpine Vollmer Pfaffenhofen GmbH & Co KG	100.000	April 1, 2005

The acquisitions have contributed net profit of EUR 15.7 million to the profit for the period since their initial consolidation during the business year.

The acquisitions had the following effect on the consolidated financial statements:

	Recognized values	Fair-value adjustments	Carrying amounts
Non-current assets	40.3	29.7	10.6
Current assets	27.2	0.0	27.2
Non-current liabilities	−18.1	−10.7	−7.4
Current liabilities	−14.6	0.0	−14.6
Net identifiable assets and liabilities	**34.8**	**19.0**	**15.8**
Goodwill on acquisition	30.3		
	65.1		
Cash and cash equivalents acquired	−6.8		
Cash drain relating to other periods	−21.5		
Net cash outflow	**36.8**		

In millions of euros

Goodwill has arisen on acquisition because the criteria for recognition as an intangible asset at the date of acquisition have not been met.

E. Notes and other remarks

1. SEGMENT REPORTING

Segment information is presented in respect of the Group's business segments and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure. Intersegment pricing is determined on an arm's length basis.

External revenue
Segment assets
Investments

Business segments

	Steel		Railway Systems	
	2005/06	2004/05	2005/06	2004/05
Revenue (total)	4,947.6	4,233.5	2,462.9	2,231.6
Of which intersegment revenue	1,406.0	1,146.1	645.3	645.2
Segment revenue	3,541.6	3,087.4	1,817.6	1,586.4
Profit from operations	410.8	337.7	247.9	122.5
Share of profit of associates	12.4	9.9	0.0	0.0
EBITDA	603.9	511.4	333.2	197.6
Segment assets	3,065.1	2,812.9	1,614.8	1,384.1
Of which investments in associates	48.6	44.4	0.0	0.0
Segment liabilities	1,792.9	1,753.1	926.9	850.3
Investments	288.4	314.8	131.5	118.2
Depreciation and amortization	193.1	173.7	85.3	75.1
Employees (without apprentices)	9,839	9,567	6,959	6,738

Geographical segments

The secondary format, geographical segments, is presented according to IAS 14.69.

Austria 2005/06	Austria 2004/05	European Union 2005/06	European Union 2004/05	Other countries 2005/06	Other countries 2004/05	Total Group 2005/06	Total Group 2004/05
1,162.4	1,111.7	4,089.9	3,750.3	1,249.1	917.1	6,501.4	5,779.1
5,319.8	4,225.4	676.6	1,013.8	162.2	130.0	6,158.6	5,369.2
451.6	429.0	90.7	103.5	17.6	21.3	559.9	553.8

In millions of euros

Profilform 2005/06	Profilform 2004/05	Automotive 2005/06	Automotive 2004/05	Other/consolidation 2005/06	Other/consolidation 2004/05	Total Group 2005/06	Total Group 2004/05
881.5	798.3	994.4	915.7	51.3	82.3	9,337.7	8,261.4
94.4	85.2	145.8	127.7	544.8	478.1	2,836.3	2,482.3
787.1	713.1	848.6	788.0	–493.5	–395.8	6,501.4	5,779.1
88.3	82.7	39.3	29.4	–54.5	–19.8	731.8	552.5
0.2	–0.2	0.0	0.0	1.5	7.9	14.1	17.6
118.3	108.3	86.6	85.9	–50.0	–15.5	1,092.0	887.7
568.4	570.6	908.9	762.1	1.4	–160.5	6,158.6	5,369.2
0.0	0.0	0.0	0.0	15.2	13.4	63.8	57.8
300.1	320.8	578.2	649.9	13.2	–329.6	3,611.3	3,244.5
25.7	65.3	114.6	50.3	–0.3	5.2	559.9	553.8
30.0	25.6	47.3	56.5	4.5	4.3	360.2	335.2
2,650	2,718	3,847	3,582	366	350	23,661	22,955

In millions of euros

2. OTHER OPERATING INCOME

	2005/06	2004/05
Net gain on disposal of property, plant and equipment	12.2	6.1
Release of unused provisions	18.8	18.7
Other operating income	140.6	175.2
	171.6	**200.0**

In millions of euros

3. OTHER OPERATING EXPENSES

	2005/06	2004/05
Taxes other than income taxes	13.6	6.8
Impairment losses on goodwill	0.0	0.0
Losses on disposal of property, plant and equipment	2.7	2.4
Other operating expenses	162.9	165.2
	179.2	**174.4**

In millions of euros

4. SHARE OF PROFIT OF ASSOCIATES

	2005/06	2004/05
Income from associates	14.3	19.5
Expenses from associates	–0.2	–1.9
	14.1	**17.6**

In millions of euros

Income from associates is mainly attributable to Metalservice s.p.a., Wuppermann Austria GmbH and Georg Fischer Fittings GmbH.

5. FINANCE INCOME

	2005/06	2004/05
Income from investments	1.9	2.3
Of which from affiliated companies	1.2	1.9
Income from other long-term securities and loans	6.7	4.0
Of which from affiliated companies	0.0	0.0
Other interest income	29.7	27.4
Of which from affiliated companies	0.2	0.4
Income from disposals and remeasurement of investments at fair value	11.2	1.7
	49.5	**35.4**

In millions of euros

6. FINANCE COSTS

	2005/06	2004/05
Expenses from investments		
Net loss on remeasurement of investments at fair value	1.0	3.4
Expenses from participations	0.0	0.7
Other expenses	0.1	10.0
	1.1	**14.1**
Other interest expenses	113.6	93.9
Of which from affiliated companies	1.6	0.9
	114.7	**108.0**

In millions of euros

7. INCOME TAXES

Income taxes include income taxes paid and owed by Group companies as well as deferred taxes.

	2005/06	2004/05
Current tax expense	188.2	85.2
Deferred tax expense	–32.8	38.8
	155.4	**124.0**

In millions of euros

The following reconciliation shows the difference between the Austrian corporate tax rate of 25% and the effective Group tax rate:

	2005/06		2004/05	
Profit before tax		**680.8**		**497.5**
Income tax using the Austrian corporate tax rate	25.0%	170.2	25.0%	124.4
Effect of changing Austrian corporate tax rate	0.0%	0.0	1.5%	7.2
Difference to foreign tax rates	0.5%	3.6	1.6%	8.1
Non-taxable income and expenses	–0.2%	–1.3	–0.8%	–3.9
Non-taxable income from participations	–0.6%	–3.9	–1.0%	–4.9
Previously unrecognized losses carried forward	–1.7%	–11.9	–0.2%	–1.0
Other permanent differences	–0.2%	–1.3	–1.2%	–5.9
Effective group tax rate (%)/income taxes	**22.8%**	**155.4**	**24.9%**	**124.0**

In millions of euros

8. OPERATING RESULT FROM DISCONTINUED OPERATIONS

The Management Board of voestalpine AG has prepared for the closure of the Matzner group in the 2004/05 business year. The closing has been completed in the reporting period. The provisions have been used as expected.

The reported discontinued operations are reconciled as follows:

	2005/06	2004/05
Revenue	11.5	21.1
Cost of sales	–20.7	–60.0
Gross profit	**–9.2**	**–38.9**
Profit from operations (EBIT)	1.5	–49.2
Profit before tax (EBT)	1.0	–50.0
Income tax expense	–0.4	0.0
Discontinued operations	**0.6**	**–50.0**

In millions of euros

9. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Plant and equipment	Fixtures and fittings	Advance payments and plant under construction	Total
Gross carrying amount	1,210.2	4,132.2	441.7	203.9	5,988.0
Accumulated depreciation and impairment	–674.5	–2,982.2	–331.5	0.0	–3,988.2
Carrying amount as of April 1, 2004	**535.7**	**1,150.0**	**110.2**	**203.9**	**1,999.8**
Gross carrying amount	1,289.7	4,509.7	474.2	108.5	6,382.1
Accumulated depreciation and impairment	–723.1	–3,132.2	–360.2	0.0	–4,215.5
Carrying amount as of March 31, 2005	**566.6**	**1,377.5**	**114.0**	**108.5**	**2,166.6**
Gross carrying amount	1,342.3	4,679.9	495.6	244.6	6,762.4
Accumulated depreciation and impairment	–752.8	–3,317.5	–373.0	–0.1	–4,443.4
Carrying amount as of March 31, 2006	**589.5**	**1,362.4**	**122.6**	**244.5**	**2,319.0**

In millions of euros

The carrying amounts of property, plant and equipment for the periods presented in the consolidated financial statements as of March 31, 2006, are reconciled as follows:

	Land and buildings	Plant and equipment	Fixtures and fittings	Advance payments and plant under construction	Total
Carrying amount as of April 1, 2004	**535.7**	**1,150.1**	**110.2**	**203.9**	**1,999.9**
Changes through business combinations	19.6	14.1	2.1	0.2	36.0
Additions	35.0	327.6	37.1	82.8	482.5
Transfers	15.8	145.2	6.9	-167.9	0.0
Disposals	-1.8	-2.3	-1.2	-10.5	-15.8
Depreciation	-37.4	-256.1	-40.8	0.0	-334.3
Net exchange differences	-0.3	-1.1	-0.3	0.0	-1.7
Carrying amount as of March 31, 2005	**566.6**	**1,377.5**	**114.0**	**108.5**	**2,166.6**
Changes through business combinations	3.0	4.7	1.0	1.4	10.1
Additions	52.4	171.2	44.1	215.6	483.3
Transfers	8.4	66.3	4.5	-79.8	-0.6
Disposals	-4.3	-6.6	-0.8	-1.4	-13.1
Depreciation	-38.8	-253.7	-40.6	0.0	-333.1
Net exchange differences	2.2	3.0	0.4	0.2	5.8
Carrying amount as of March 31, 2006	**589.5**	**1,362.4**	**122.6**	**244.5**	**2,319.0**

In millions of euros

As March 31, 2006, restrictions on title to property, plant and equipment amounted to EUR 36.0 million (March 31, 2005: EUR 3.8 million).

The "Land and buildings" category includes real estate assets with a carrying amount of EUR 0.1 million (March 31, 2005: EUR 0.1 million) which are classified as investment property (IAS 40). These are stated at cost. Based on comparable transactions, the fair value of these assets is estimated at EUR 14.2 million (March 31, 2005: EUR 14.5 million).

"Land and buildings" and "Plant and equipment" include assets which are used on the basis of finance lease agreements. In the consolidated financial statements these assets are stated as follows:

	2005/06	2004/05
Cost	81.7	73.9
Depreciation (accumulated)	–28.3	–21.1
Carrying amount	**53.4**	**52.8**

In millions of euros

Minimum finance lease payments are due as follows:

	2005/06	2004/05
Less than one year	6.5	7.5
Between one and five years	21.0	23.7
More than five years	33.6	47.6
	61.1	**78.8**

In millions of euros

Apart from finance lease agreements, there are obligations existing under operating lease agreements relating to property, plant and equipment not stated in the consolidated balance sheet. These obligations are payable as follows:

	2005/06	2004/05
Less than one year	21.1	21.4
Between one and five years	49.8	55.3
More than five years	29.9	33.3
	100.8	**110.0**

In millions of euros

Payments of EUR 25.0 million (2004/05: EUR 21.9 million) arising from operating leases have been recognized as an expense.

Impairment losses and subsequent reversal

In the 2005/06 business year, impairment losses of property, plant and equipment amounting to EUR 2.6 million (March 31, 2005: EUR 0.9 million) are recognized in the consolidated income statement in accordance with IAS 36.

10. GOODWILL

	03/31/2006	03/31/2005	04/01/2004
Gross carrying amount	247.2	217.4	235.3
Accumulated depreciation and amortization	0.0	0.0	−32.2
Carrying amount	**247.2**	**217.4**	**203.1**

In millions of euros

The carrying amounts of goodwill for the periods presented in the consolidated financial statements as of March 31, 2006, are reconciled as follows:

	Goodwill
Carrying amount as of April 1, 2004	**203.1**
Changes through business combinations	14.6
Disposals	-0.3
Carrying amount as of March 31, 2005	**217.4**
Changes through business combinations	30.3
Disposals	-0.5
Carrying amount as of March 31, 2006	**247.2**

In millions of euros

Impairment tests for cash-generating units containing goodwill

The following divisions have significant carrying amounts of goodwill:

	2005/06	2004/05
Division Steel	0.0	0.0
Division Railway Systems	132.6	130.8
Division Automotive	64.8	37.0
Division Profilform	49.8	49.6
	247.2	**217.4**

In millions of euros

The discounted-cash-flow method is used for the impairment tests of the goodwill. The calculation is based on planned cash flows using a discount rate (WACC) of 9% before taxes. There was no need for an impairment of the goodwill in the 2005/06 business year.

11. OTHER INTANGIBLE ASSETS

	Other intangible assets		
	Patents and trademarks	**Advanced payments**	**Total**
Gross carrying amount	185.6	4.9	190.5
Accumulated depreciation and amortization	–132.1	0.0	–132.1
Carrying amount as of April 1, 2004	**53.5**	**4.9**	**58.4**
Gross carrying amount	205.1	5.4	210.5
Accumulated depreciation and amortization	–161.6	0.0	–161.6
Carrying amount as of March 31, 2005	**43.5**	**5.4**	**48.9**
Gross carrying amount	240.1	2.9	243.0
Accumulated depreciation and amortization	–184.9	0.0	–184.9
Carrying amount as of March 31, 2006	**55.2**	**2.9**	**58.1**

In millions of euros

The carrying amounts of other intangible assets for the periods presented in the consolidated financial statements as of March 31, 2006, are reconciled as follows:

	Other intangible assets		
	Patents and trademarks	Advanced payments	Total
Carrying amount as of April 1, 2004	**53.5**	**4.9**	**58.4**
Changes through business combinations	10.6	0.0	10.6
Additions	7.7	2.4	10.1
Transfers	2.9	0.0	2.9
Disposals	–0.8	–1.9	–2.7
Amortization	–30.4	0.0	–30.4
Carrying amount as of March 31, 2005	**43.5**	**5.4**	**48.9**
Changes through business combinations	27.5	0.0	27.5
Additions	5.9	3.0	8.9
Transfers	5.6	–5.4	0.2
Disposals	0.0	–0.1	–0.1
Amortization	–27.3	0.0	–27.3
Carrying amount as of March 31, 2006	**55.2**	**2.9**	**58.1**

In millions of euros

12. INVESTMENTS IN ASSOCIATES AND OTHER FINANCIAL ASSETS

	Affiliated companies	Invest-ments in associates	Other invest-ments	Securities	Loans	Advance payments	Total
Gross carrying amount	7.6	47.9	27.9	80.6	32.7	0.0	196.7
Accumulated depreciation and impairment	−3.0	−4.2	−19.6	−2.8	−6.1	0.0	−35.7
Carrying amount as of April 1, 2004	**4.6**	**43.7**	**8.3**	**77.8**	**26.6**	**0.0**	**161.0**
Gross carrying amount	9.3	60.3	25.1	76.2	15.1	14.1	200.1
Accumulated depreciation and impairment	−4.1	−2.5	−16.5	−4.3	−1.3	0.0	−28.7
Carrying amount as of March 31, 2005	**5.2**	**57.8**	**8.6**	**71.9**	**13.8**	**14.1**	**171.4**
Gross carrying amount	13.5	66.4	26.3	75.2	9.6	0.0	191.0
Accumulated depreciation and impairment	−4.1	−2.6	−16.3	−3.5	−0.3	0.0	−26.8
Carrying amount as of March 31, 2006	**9.4**	**63.8**	**10.0**	**71.7**	**9.3**	**0.0**	**164.2**

In millions of euros

	Affiliated companies	Investments in associates	Other investments	Securities	Loans	Advance payments	Total
Carrying amount as of April 1, 2004	**4.6**	**43.7**	**8.3**	**77.8**	**26.6**	**0.0**	**161.0**
Changes through business combinations	0.8	0.0	0.2	–0.3	0.1	0.0	0.8
Additions	1.7	23.1	0.5	4.9	2.1	14.1	46.4
Transfers	–0.9	0.0	1.1	–1.1	–8.7	0.0	–9.6
Disposals	–0.4	–9.0	0.0	–7.9	–6.8	0.0	–24.1
Depreciation	–0.6	0.0	–1.5	–2.0	0.0	0.0	–4.1
Remeasurement at fair value	0.0	0.0	0.0	0.5	0.7	0.0	1.2
Net exchange differences	0.0	0.0	0.0	0.0	–0.2	0.0	–0.2
Carrying amount as of March 31, 2005	**5.2**	**57.8**	**8.6**	**71.9**	**13.8**	**14.1**	**171.4**
Changes through business combinations	0.1	0.0	0.0	0.1	0.0	0.0	0.2
Additions	3.3	6.2	2.5	0.1	3.0	0.0	15.1
Transfers	0.9	8.7	–1,1	0.0	–5.0	–14.1	–10.6
Disposals	–0.1	–8.9	–0,2	–1.2	–3.6	0.0	–14.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Remeasurement at fair value	0.0	0.0	0.0	0.8	1.0	0.0	1.8
Net exchange differences	0.0	0.0	0.2	0.0	0.1	0.0	0.3
Carrying amount as of March 31, 2006	**9.4**	**63.8**	**10.0**	**71.7**	**9.3**	**0.0**	**164.2**

In millions of euros

Loans are composed as follows:

	03/31/2006	03/31/2005	04/01/2004
Loans to affiliated companies	1.2	1.3	1.0
Loans to associates	0.6	1.9	6.4
Loans to other investments	0.4	1.2	0.8
Other loans	7.1	9.4	18.4
	9.3	**13.8**	**26.6**

In millions of euros

Other current financial investments include shares in the V54 capital investment fund of EUR 316.1 million (March 31, 2005: EUR 162.5 million) and other securities of EUR 17.1 million (March 31, 2005: EUR 19.7 million).

Securities of EUR 67.8 million (March 31, 2005: EUR 105.3 million) are pledged for investment loans granted by the European Investment Bank.

13. DEFERRED TAX ASSETS AND LIABILITIES

Deferred taxes on differences resulting from investments in subsidiaries were not recognized in accordance with IAS 12.39.

Temporary differences between tax values and consolidated financial statements are attributable to the following:

	Assets		Liabilities	
	03/31/2006	03/31/2005	03/31/2006	03/31/2005
Non-current assets	101.7	63.3	132.1	160.8
Current assets	19.5	18.0	71.9	82.1
Non-current liabilities	225.9	117.2	5.4	9.4
Current liabilities	37.1	75.3	21.6	15.8
	384.2	**273.8**	**231.0**	**268.1**
Consolidation:				
Intercompany elimination	37.9	59.0	0.0	0.0
Revalued assets	0.0	0.0	32.0	21.3
Other	5.1	2.0	15.7	45.7
	427.2	**334.8**	**278.7**	**335.1**
Corporate tax rate	25.0%	25.0%	25.0%	25.0%
Deferred tax assets/liabilities	106.8	83.7	69.7	83.7
Netting out of deferred tax assets/liabilities to the same tax authorities	-2.5	-13.8	-2.5	-13.8
Net deferred tax assets/liabilities	**104.3**	**69.9**	**67.2**	**69.9**

In millions of euros

In the reporting year, deferred tax assets and liabilities of EUR 34.1 million (March 31, 2005: EUR 0.0 million) for positions recognized directly in equity were recognized outside profit or loss.

14. INVENTORIES

	03/31/2006	03/31/2005
Raw materials and consumables	565.9	496.2
Work in progress	281.2	271.5
Finished goods	326.1	347.8
Merchandise	91.9	96.1
As yet unbillable services	7.6	7.9
Prepayments	3.0	5.3
	1,275.7	**1,224.8**

In millions of euros

Value adjustments to the lower net residual value amounting to EUR 5.8 million (March 31, 2005: EUR 1.5 million) are contained in the consolidated financial statements. Inventories of EUR 6.9 million (March 31, 2005: EUR 22.0 million) are pledged as security for liabilities. A total of EUR 3,471.3 million (March 31, 2005: EUR 3,167.3 million) has been recognized as cost of sales.

15. TRADE AND OTHER RECEIVABLES

	03/31/2006	Of which over one year	03/31/2005	Of which over one year
Trade receivables	841.1	0.2	801.5	0.4
Receivables from affiliated companies	23.1	0.0	18.3	0.0
Receivables from other investments	41.9	0.0	29.9	0.0
Other receivables and other assets	237.6	4.8	260.7	1.6
	1,143.7	**5.0**	**1,110.4**	**2.0**

In millions of euros

The trade receivables include the following receivables from construction contracts:

	03/31/2006	03/31/2005
Aggregate amount of costs incurred	87.9	55.7
Aggregate amount of recognized profits	16.6	13.3
Aggregate amount of recognized losses	–2.6	0.0
Gross receivables from construction contracts	101.9	69.0
Amount of advances received	–74.9	–44.6
Receivables from construction contracts	**27.0**	**24.4**

In millions of euros

16. CASH AND CASH EQUIVALENTS

	03/31/2006	03/31/2005
Cash on hand, cash at banks, checks	513.2	177.5

In millions of euros

17. EQUITY

Share capital

As March 31, 2006, the authorized share capital comprised 39,600,000 ordinary shares (March 31, 2005: 39,600,000).

Since the resolution passed at the annual shareholders' meeting of July 2, 2002, the Management Board has been authorized to increase the share capital up to EUR 57,556,884.66 within a five-year period by issuing up to 7,920,000 new shares.

The Management Board has also been authorized to increase the share capital up to EUR 28,778,442.33 by issuing up to 3,960,000 new shares to employees, executives and members of the Management Board within an employee stock participation program or stock option program excluding the subscription right of stockholders.

As far as the creditors of the convertible bond exercise their conversion right, the Management Board is authorized to increase the share capital up to EUR 28,778,442.33 by issuing up to 3,960,000 new shares.

Capital reserves include the share premium and the equity component of the convertible bond in the amount of EUR 19.1 million.

At the end of the 2005/06 business year, employee bonuses were granted in the form of own shares (48,100 units) at a total value of EUR 5.5 million. In accordance with IFRS 2, these are valued at the price prevailing at the time the shares were granted. The resulting amount is recognized as personnel costs. The offsetting entry is reported directly in equity.

Own shares

	Own shares thsd. pcs.	Carrying amount thsd. euros	Share capital %	Share capital thsd. euros
Balance as of April 1, 2005	**58**	**573**	**0.15**	**422**
Acquisitions	80	4,925	0.20	579
Disposals	–79	–4,667	–0.20	–573
Balance as of March 31, 2006	**59**	**831**	**0.15**	**428**

Minority interest

Minority interest as of March 31, 2006, results from minority shares in the equity of the VAE Group and Railpro B.V.

18. PENSIONS AND OTHER EMPLOYEE BENEFITS

	2005/06	2004/05
Provisions for severance payments	337.6	289.2
Provisions for pensions	123.3	98.4
Provisions for long-service bonuses	90.7	79.1
	551.6	**466.7**

In millions of euros

Provisions for severance payments

	2005/06	2004/05
Present value of defined benefit obligation (DBO) as of April 1, 2005	**289.2**	**267.8**
Service costs	9.0	8.0
Interest costs	15.7	14.5
Changes through business combinations	0.0	−1.4
Severance payments	−18.5	−15.0
Actuarial gains/losses	42.2	15.3
Present value of defined benefit obligation (DBO) as of March 31, 2006	**337.6**	**289.2**

In millions of euros

	03/31/2006	03/31/2005	03/31/2004	03/31/2003
Actuarial gains and losses due to parameter changes in %	−11.1	−3.6	6.6	0.0

Provisions for pensions

	2005/06	2004/05
Present value of defined benefit obligation (DBO) as of April 1, 2005	**311.4**	**284.2**
Service costs	5.5	7.4
Interest costs	16.3	15.9
Changes through business combinations	0.0	−0.4
Pension payments	−7.3	−1.3
Actuarial gains/losses	51.1	5.6
Present value of defined benefit obligation (DBO) as of March 31, 2006	**377.0**	**311.4**
Plan assets as of March 31, 2006	−253.7	−212.9
Subsequent service costs	0.0	−0.1
Provisions for pensions as of March 31, 2006	**123.3**	**98.4**

In millions of euros

	2005/06	2004/05
Plan assets as of April 1, 2005	**212.9**	**187.4**
Expected return	11.7	12.1
Actuarial gains/losses	16.0	−1.8
Changes through business combinations	0.0	0.0
Employer contribution	21.0	24.2
Pension payments	−7.9	−9.0
Plan assets as of March 31, 2006	**253.7**	**212.9**

In millions of euros

	03/31/2006	03/31/2005	03/31/2004	03/31/2003
Present value of defined benefit obligation (DBO)	377.0	311.4	284.2	271.6
Plan assets	−253.7	−212.9	−187.4	−167.5
	123.3	**98.5**	**96.8**	**104.1**
Actuarial gains and losses due to parameter changes in %	−12.4	0.0	0.0	0.0

In millions of euros

The calculation of the provisions for pensions was based on an expected interest rate of 6.0% applied to the plan assets. The actual interest rate was 12.5%.

The retrospective application of IAS 19.93A has the following effects on the present consolidated financial statements, and the figures for the prior year have been adjusted accordingly:

	03/31/2005 before retrospective application of IAS 19.93A	03/31/2005 after retrospective application of IAS 19.93A	Changes in equity 03/31/2005
Severance payments	252.5	289.2	–36.7
Pensions	79.6	98.4	–18.8
Deferred taxes outside profit or loss	0.0	13.9	13.9
			–41.6

In millions of euros

Provisions for long-service bonuses

	2005/06
Present value of defined benefit obligation (DBO) as of April 1, 2005	**79.1**
Service costs	4.5
Interest costs	4.2
Changes through business combinations	0.0
Long-service bonus payments	–6.5
Actuarial gains/losses	9.4
Present value of defined benefit obligation (DBO) as of March 31, 2006	**90.7**

In millions of euros

19. PROVISIONS

	Balance as of 04/01/2005	Changes through business combi-nations	Net exchange differ-ences	Use	Reversal	Addition	Balance as of 03/31/2006
Non-current provisions							
Other personnel expenses	9.9	0.0	0.0	–2.8	0.0	2.2	9.3
Warranties	4.0	0.3	0.0	–1.2	–0.1	2.0	5.0
Other non-current provisions	10.9	0.0	0.0	–0.4	–0.9	0.8	10.4
	24.8	**0.3**	**0.0**	**–4.4**	**–1.0**	**5.0**	**24.7**
Current provisions							
Taxes	91.8	1.9	-0.1	–63.8	–0.8	176.2	205.2
Vacations	68.6	0.3	0.1	–56.6	0.0	59.5	71.9
Other personnel expenses	82.4	0.3	0.1	–72.1	–5.8	40.1	45.0
Warranties	48.4	–0.1	0.0	–14.8	–16.2	10.8	28.1
Anticipated losses	27.9	0.0	0.1	–19.8	0.0	0.0	8.2
Other current provisions	41.7	0.6	0.0	–31.3	–2.8	61.6	69.8
	360.8	**3.0**	**0.2**	**–258.4**	**–25.6**	**348.2**	**428.2**
	385.6	**3.3**	**0.2**	**–262.8**	**–26.6**	**353.2**	**452.9**

In millions of euros

20. FINANCIAL LIABILITIES

	Up to one year		Over one year	
	03/31/2006	03/31/2005	03/31/2006	03/31/2005
Bank loans	427.6	412.6	780.4	642.4
Liabilities from finance leases	4.2	3.7	51.6	55.0
Liabilities from affiliated companies	12.3	13.0	0.0	0.0
Liabilities from other investments	57.8	9.7	0.0	0.0
Other payables and other liabilities	11.0	23.6	0.3	0.0
	512.9	**462.6**	**832.3**	**697.4**

In millions of euros

On July 21, 2005, convertible bonds with a principal amount of EUR 250 million and a term of 5 years have been issued. The interest rate amounts to 1.5%.

The proceeds from the issue of the convertible bonds have been split between a liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity.

The interest rate charged for the year is calculated by applying an effective interest rate of 4.0%. The liability element as of March 31, 2006, is calculated as follows:

	03/31/2006
Nominal value	250.0
Equity component net	–19.1
Emission expense	–2.8
Deferred taxes	–6.4
Liability component at the date of issue	**221.7**
Interest accrued	3.6
Liability component as of March 31, 2006	**225.3**

In millions of euros

21. TRADE AND OTHER PAYABLES

	03/31/2006	03/31/2005
Prepayments received on orders	32.0	26.6
Trade payables	658.1	704.1
Liabilities from bills payable	188.6	157.0
Liabilities from affiliated companies	7.2	10.2
Liabilities from other investments	4.6	4.8
Other payables and other liabilities	304.0	259.6
	1,194.5	**1,162.3**

In millions of euros

22. CONTINGENT LIABILITIES

	03/31/2006	03/31/2005
Obligations from bills payable	0.4	0.3
Guarantees	1.5	0.3
Other contingent liabilities	1.3	1.6
	3.2	**2.2**

In millions of euros

23. FINANCIAL INSTRUMENTS

Financing

As financing is mostly carried out in the local currency of the respective borrower in order to avoid currency exchange risks, on the balance sheet date financing is only shown in the following currencies:

	Loans	Money market	Total
AUD	0.0	4.4	4.4
CAD	0.0	4.2	4.2
CHF	2.1	2.0	4.1
CZK	357.1	365.5	722.6
GBP	4.0	7.7	11.7
HRK	0.0	25.6	25.6
NOK	0.0	5.5	5.5
PLN	0.0	7.2	7.2
SEK	1.4	3.4	4.8
USD	144.0	1.2	145.2

In millions

The proportion of financing in foreign currencies is approx. 14.4% of the total liabilities portfolio. Loans in USD are currency-hedged through cross-currency swaps.

There are currently credit lines (redeemable at any time) available at domestic and foreign banks which are only very marginally used due to the excellent liquidity situation. Alongside the potential to exhaust these financing arrangements, a contractually agreed irredeemable liquidity reserve of EUR 100 million is available to bridge any downturns due to the economy.

The maturity structure of the credit portfolio has a balanced profile and uniform repayment requirements over the next several years.

CREDIT PORTFOLIO MATURITY STRUCTURE



+1,194
+1,069
+949
+819
+642
+336
+291
+258
+251
+251
-125
-120
-130
-177
-306
-45
-33
-7
03/31/2006
06/07
07/08
08/09
09/10
10/11
11/12
12/13
13/14
14/15
Business year 2005/06
Credit (contains EUR 226 million of revolving export credits)
Amortization
In millions of euros

Currency risk

In 2005/06, the net requirements for USD of 429 million were somewhat lower than the demand of the prior year (USD 464 million). The remaining foreign currency exposure, resulting particularly from exports to the non-euro area, is significantly lower than the USD risk.

FOREIGN CURRENCY PORTFOLIO 2005/06 (net)



74% USD
6% Other
4% ZAR
3% AUD
5% CAD
8% GBP
In USD, the outgoings predominate, in all other currencies receipts predominate.
Business year 2005/06

In the 2005/06 business year, hedge accounting according to IAS 39 was applied to foreign exchange hedges. EUR 10.3 million were charged against equity due to changes in the fair values of the derivatives.

Interest rate risk

By issuing a convertible bond with a volume of EUR 250 million and a fixed coupon of 1.5% with a five-year maturity, interest rate commitments of the liabilities portfolio were extended to 2.8 years. In this way, we implemented our long-term strategy of extending interest rate commitments during periods of low interest rate periods.

Should the interest rate rise by 1%, net interest expense for floating interest financial instruments would increase by EUR 2.2 million (prior year: increase of net interest expense to EUR 2.5 million).

Due to the excellent liquidity trends during the business year, interest-bearing assets were significantly increased. Investment in interest-bearing securities was increased by EUR 145 million and short-term investments by EUR 363 million. The present value risk determined on the basis of the present-value-basis-point method as of March 31, 2006, on the assets side amounts to EUR 10 million (prior year: EUR 4.6 million) with an interest rate change of 1%, and on the liabilities side EUR 24.8 million (prior year: EUR 19.2 million). In the case of a drop in interest rates of 1%, voestalpine AG would have a net present value loss of EUR 14.8 million (prior year: EUR 14.6 million).

With a 1.3-year interest rate commitment (including money market investments), the weighted average on the assets side amounts to 2.87% and on the liabilities side to 3.18% at an interest rate commitment of 2.2 years.

	Current situation[1]	Weighted average interest rate	Average interest rate commitment	Average capital commitment	Sensitivity at 1% interest rate change[1]	Cash flow risk[1]	Value at risk[1]
Assets	886	2.87%	1.3 years	2 years	−10.0	−6.7	−6.7
Liabilities	1,251	3.18%	2.2 years	2.7 years[2]	24.8	4.5	17.6
Net	−365	−0.31%			14.8	−2.2	10.9

[1] In millions of euros; [2] Excluding revolving export credits of EUR 226 million

INTEREST RATE COMMITMENT RECORD (Change in cash value at 1% increase in interest rate over respective term range)



+1.6
+1.4
+2.7
+4.1
+13.7
+1.7
+1.4
+0.2
−0.2
−0.4
−0.7
−1.4
−0.4
−1.0
−1.7
−0.4
−1.1
1y
2y
3y
4y
5y
6y
7y
8y
9y
10y
Business year 2005/06
Assets
Liabilities
Net
In millions of euros

The portfolios on the assets side are invested to the amount of EUR 393.1 million (prior year: EUR 234.8 million) in the umbrella funds V47 and V54. 93.7% of the fund assets are invested in bonds and commercial paper or in cash within the three sub-funds V101, V102 and V103; the investment currency is exclusively euro.

In consideration of cash holdings, the three sub-funds show the following structure:

Sub-funds	Investment currency
V101	EUR 134 million with a modified duration of 0.31
V102	EUR 118 million with a modified duration of 3.31
V103	EUR 95 million with a modified duration of 6.04

The share of stocks in the umbrella fund is EUR 24.6 million (6.3%) and it is invested in 5 equities funds with different investment goals. The performance of the V47 during the business year was 4.39%, that of the V54 was 2.87%.

The entire portfolio on the liabilities side was incurred without any disagio; the continued amortized costs within the meaning of IAS 39 thus correspond to par value.

Derivative financial instruments

Portfolio of open derivative financial instruments as of March 31, 2006:

	Notional amount (EUR million)	Fair value (deviation from notional amount)	Maturity
Foreign exchange outrights (incl. currency swaps)	119.7	0.4	97% less than one year
Currency options	128.9	0.2	Less than one year
Interest rate options	28.8	−0.1	> 5 years
Interest rate swap	249.1	3.9	72% > 5 years
Total	**526.5**	**4.4**	

24. CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement is presented according to the indirect method. Cash and cash equivalents include checks, cash at banks and cash on hand. The effects of any changes in the consolidation range were eliminated and stated in the cash flow from investing activities.

	2005/06	2004/05
Interests received	36.4	31.4
Interests paid	83.7	65.7
Taxes paid	83.2	65.6

In millions of euros

Adjustments

	2005/06	2004/05
Depreciation, amortization and impairment	358.5	368.2
Result from sale of property, plant and equipment	15.3	-3.7
Changes of pensions and other employee benefits and non-current provisions	6.6	9.8
Deferred taxes	-34.3	52.3
Non-cash share of profit of associates	0.4	-6.0
Other adjustments	-26.5	0.0
	320.0	**420.6**

In millions of euros

Cash flows from operating activities include cash outflows of EUR 31.9 million resulting from operations discontinued in the last year.

Cash flows from changes in the consolidation range include EUR -0.2 million from entities which were fully consolidated in the last business year.

25. RELATED PARTIES AND CORPORATE BODIES AND EMPLOYEES

Business relations between the Group and non-consolidated subsidiaries as well as companies consolidated at equity are dealt with at arm's length and are stated in the consolidated financial statements as follows:

	2005/06	2004/05
Revenue	229.5	197.0
Cost of sales	29.4	22.0
Other operating expenses	48.5	42.6
	03/31/2006	**03/31/2005**
Trade and other receivables	20.3	23.9
Financial liabilities/trade and other payables	11.8	15.1
Contingent liabilities	0.1	0.1

In millions of euros

In the 2005/06 business year, 743 employees (2004/05: 831) on temporary loans were contracted from companies reported under other investments to cover short-term personnel shortages.

The impact on the Group's financial position, financial performance and cash flows of the non-consolidation of the companies is not significant.

Management Board

The prerequisite to the grant of a bonus is the existence of a target agreement which is entered into with the Chairman of the Supervisory Board. Two thirds of the possible bonus are oriented to quantitative targets, and one third to qualitative targets. The target figures for the quantitative targets are EBIT and the return on capital employed or ROCE. The concrete target figures are periodically determined by the Supervisory Board Committee in consultation with the Management Board. The qualitative targets consist of two to four individual targets, relating in particular to the areas of strategy, cost management and organization.

The level of the contractually agreed company pension is governed by the length of service. The level of the annual pension per year of service is 1.2% of the last annual gross salary. However, the maximum pension entitlement cannot exceed 40%.

The members of the Management Board receive a severance package at the time of leaving their employment, by way of analogous application of the Salaried Employees' Act.

The compensation paid to the active members of the Management Board of voestalpine AG breaks down as follows:

	2005/06	2004/05
Fixed compensation element	2.1	2.5
Variable compensation element	4.8	3.6
	6.9	**6.1**

In millions of euros

The remuneration of a former member of the Management Board in the period under review amounted to EUR 2.0 million. No advances or loans were granted to the members of the Management Board of voestalpine AG.

Supervisory Board

At the annual shareholders' meeting of the company on June 30, 2005, it was resolved that, in place of the previous fixed emoluments, all of the elected members of the Supervisory Board would in future be paid an amount of 0.1% of the annual surplus as remuneration.

The allocation of the total amount would be undertaken using an allocation key of 100% for the Chairman, 75% for the Vice-Chairman and 50% for all other members. The attendance honorarium per Supervisory Board meeting was set at EUR 500.

At the annual shareholders' meeting on July 5, 2006, the Management Board will propose remuneration to the Supervisory Board for the 2005/06 business year pursuant to the same remuneration plan as in the previous year, but limited to a maximum threshold. The remuneration to the Supervisory Board as well as other expenses during the 2005/06 business year total EUR 0.3 million (2004/05: EUR 0.1 million). No advances or loans were granted to members of the Supervisory Board of voestalpine AG.

As legal counsel to voestalpine AG, Dr. Michael Kutschera and the law firm Binder Grösswang perform various legal advisory services on matters of forced labor and restitution, on a financing project, on various legal questions in connection with the issue of a convertible bond as well as on trademark issues. Fees for these matters are invoiced at the general hourly rates from time to time in effect of the law firm of Binder Grösswang, at which Dr. Michael Kutschera is a partner.

Employee information

Total personnel expenses are classified as follows:

	2005/06	2004/05
Wages	550.8	528.5
Salaries	435.9	392.3
Expenses for severance payments	15.2	13.4
Expenses for pensions	17.1	12.2
Expenses for statutory benefits and payroll-based contributions	233.4	204.9
Other social expenses	28.9	22.0
	1,281.3	**1,173.3**

In millions of euros

Total number of employees

	Balance sheet date		Average	
	03/31/2006	03/31/2005	2005/06	2004/05
Laborers	15,410	14,986	15,327	16,248
Salaried employees	8,251	7,969	8,156	6,851
Apprentices	796	811	865	778
	24,457	**23,766**	**24,348**	**23,877**

26. STOCK OPTION PROGRAM

In the 2005/06 business year, 31,284 options were exercised. The compensation of the difference between the exercise price (EUR 34.57) and the daily closing price at the exercise day was in kind or in cash. The value of the exercised options in the 2005/06 business year was EUR 0.7 million. The members of the Management Board did not exercise any options in the reporting period.

The stock of options as of March 31, 2006, amounts to 6,960 options. The fair value of the options as of March 31, 2006, is EUR 80.89 (March 31, 2005: EUR 24.56) per option. In the consolidated financial statements, a provision of EUR 0.6 million (March 31, 2005: EUR 0.9 million) has been created for the stock option program.

27. SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

At the beginning of the 2006/07 business year, Division Profilform expanded its activities in Russia. In April 2006, the lead company voestalpine Profilform GmbH purchased 80% of the company ZAO ARKADA Profil. This company focuses primarily on the manufacture and sale of light steel profiles, particularly for the construction industry and the infrastructure sector.

28. EARNINGS PER SHARE

Basic (undiluted) earnings per share were calculated as follows:

	2005/06	2004/05
Profit for the period	525,913	323,511
Attributable to minority interest	–6,452	–417
Profit attributable to ordinary shareholders	**519,461**	**323,094**
Issued ordinary shares	39,600,000	39,600,000
Effect of own shares held	–78,169	–92,528
Weighted average number of outstanding ordinary shares	**39,521,831**	**39,507,472**
Basic (undiluted) earnings per share (euros)	**13.14**	**8.18**
Profit for the period from continuing operations attributable to equity holders of the parent	518,875	373,094
Basic (undiluted) earnings per share (continuing operations) (euros)	**13.13**	**9.44**

In thousands of euros

Diluted earnings per share were calculated as follows:

	2005/06	2004/05
Profit attributable to ordinary shareholders	519,461	323,094
Interest charged for convertible bonds	4,664	0
Base for diluted earnings per share	**524,125**	**323,094**
Weighted average number of outstanding ordinary shares	39,521,831	39,507,472
Weighted average potential shares of convertible bonds	2,311,119	0
Weighted average number of ordinary shares for diluted earnings per share	**41,832,950**	**39,507,472**
Diluted earnings per share (euros)	**12.53**	**8.18**
Profit for the period from continuing operations attributable to equity holders of the parent	523,539	373,094
Diluted earnings per share (continuing operations) (euros)	**12.51**	**9.44**

In thousands of euros

29. DIVIDEND

According to the Austrian Stock Corporation Act, the financial statements of voestalpine AG as of March 31, 2006, are the basis for the dividend. These financial statements report a balance sheet profit of EUR 133.2 million. The Management Board will therefore recommend a basic dividend of EUR 2.00 (2004/05: EUR 1.50) and a bonus of EUR 1.10 (2004/05: EUR 0.60) per share.

Linz, May 17, 2006

The Management Board

Wolfgang Eder   Franz Hirschmanner   Josef Mülner

Robert Ottel   Wolfgang Spreitzer

The consolidated financial statements of voestalpine AG will be submitted to the commercial register of the commercial court Linz under company register number FN 66209 t.

Appendix to the notes: Group companies

Auditor's report in accordance with Article 274 HGB (Austrian Commercial Code)

We have audited the consolidated financial statements of voestalpine AG, Linz, for the fiscal year from April 1, 2005, to March 31, 2006. The Company's management is responsible for the preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and for the preparation of the management report for the Group in accordance with Austrian regulations. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to state whether the management report for the Group is in accordance with the consolidated financial statements. Other auditors performed the audit of some individual subsidiaries. Our audit result in the cases of these subsidiaries is entirely based on their certification.

We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and also taking into account the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement and whether we can state that the management report for the Group is in accordance with the consolidated financial statements. In determining the audit procedures we con-

Disclosure, publication, and/or reproduction in a form that deviates from the certified version of our appended certificate and that deviates from the requirements under the law within the meaning of § 281 (2) of the Austrian Commercial Code (HGB) is not permitted. If such a disclosure, publication, and/or reproduction refers to our audit, our prior consent in written form is required.

sidered our knowledge of business, the economic and legal environment of the Group as well as the expected occurrence of errors. An audit involves procedures to obtain evidence about amounts and other disclosures in the consolidated financial statements predominantly on a sample basis. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements are in accordance with legal requirements and present fairly, in all material respects, the financial position of the Group as of March 31, 2006, and of the results of its operations and its cash flows for the fiscal year from April 1, 2005, to March 31, 2006, in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The management report for the Group is in accordance with the consolidated financial statements.

Vienna, May 17, 2006

Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH
Member Firm of Grant Thornton International

Univ.-Doz. Dr. Walter Platzer

Dr. Franz Schiessel

Auditors and Tax Consultants

Division Steel

	Domicile of the company	Interest held in %	Parent company
voestalpine Stahl GmbH	AUT	100.000	voestalpine AG
Eisenhandel Gebeshuber GmbH	AUT	100.000	voestalpine Rohstoffhandel GmbH
Importkohle Gesellschaft m.b.H.	AUT	66.000	voestalpine Rohstoffbeschaffungs GmbH
Köllensperger Stahlhandel GmbH & Co KG	AUT	60.000	voestalpine Stahlhandel GmbH
Logistik Service GmbH	AUT	100.000	voestalpine Stahl GmbH
NEPTUN STAHLHANDEL GmbH	AUT	100.000	voestalpine Stahlhandel GmbH
voestalpine Personalberatung GmbH	AUT	100.000	voestalpine Stahl GmbH
SCHROTT-WALTNER Eisen, Metalle, Maschinen Gesellschaft mit beschränkter Haftung	AUT	75.000	voestalpine Rohstoffhandel GmbH
voestalpine Anarbeitung GmbH	AUT	100.000	voestalpine Stahl GmbH
voestalpine Eurostahl GmbH	AUT	100.000	voestalpine Stahl GmbH
voestalpine Grobblech GmbH	AUT	100.000	voestalpine Stahl GmbH
voestalpine Giesserei Linz GmbH	AUT	100.000	voestalpine Stahl GmbH
voestalpine Giesserei Traisen GmbH	AUT	100.000	voestalpine Giesserei Linz GmbH
voestalpine Rohstoffbeschaffungs GmbH	AUT	75.100	voestalpine Stahl GmbH
voestalpine Rohstoffbeschaffungs GmbH	AUT	24.900	voestalpine Stahl Donawitz GmbH & Co KG
voestalpine Rohstoffhandel GmbH	AUT	70.621	voestalpine Stahl GmbH
voestalpine Rohstoffhandel GmbH	AUT	12.899	voestalpine Stahl Donawitz GmbH & Co KG
voestalpine Stahlbeteiligungs GmbH	AUT	100.000	voestalpine Stahl GmbH
voestalpine Stahl Service Center GmbH	AUT	100.000	voestalpine Stahl GmbH
voestalpine Stahlhandel spol.s.r.o.	CZE	100.000	voestalpine Stahlhandel GmbH
voestalpine Stahlhandel GmbH	AUT	100.000	voestalpine Stahl GmbH
voestalpine mechatronics gmbh	AUT	58.000	voestalpine Stahl GmbH
voestalpine mechatronics gmbh	AUT	5.000	voestalpine Bahnsysteme GmbH & Co KG
Veting voestalpine d.o.o.	HRV	60.000	voestalpine Stahlhandel GmbH
Herzog Coilex GmbH[2]	DEU	25.100	voestalpine Stahl Service Center GmbH
GEORG FISCHER FITTINGS GmbH[2]	AUT	49.000	voestalpine Stahl GmbH
G.C.C. Holding BV[2]	NLD	30.000	voestalpine Grobblech GmbH
Industrie-Logistik-Linz GmbH & Co KG[2]	AUT	25.100	voestalpine Stahl GmbH
METALSERVICE S.P.A.[2]	ITA	40.000	voestalpine Stahl Service Center GmbH
Ningxia Kocel Steel Foundry Co. Ltd.[2]	CHN	49.070	voestalpine Giesserei Linz GmbH
VAS - TAD Edelstahl Handels GmbH[2]	AUT	50.000	voestalpine Stahlhandel GmbH
Wuppermann Austria Gesellschaft m.b.H.[2]	AUT	30.000	voestalpine Stahl GmbH
zimmermann STAHLHANDEL GmbH[2]	AUT	99.800	NEPTUN STAHLHANDEL GmbH
zimmermann STAHLHANDEL GmbH[2]	AUT	0.200	voestalpine Austria Draht GmbH
ARGE Baustahl Eisen Blasy-Neptun GmbH[1]	AUT	50.000	NEPTUN STAHLHANDEL GmbH
Vereinigte Biege-Gesellschaft m.b.H.[1]	AUT	67.000	NEPTUN STAHLHANDEL GmbH
BWS BEWEHRUNGSSTAHL GmbH[1]	AUT	36.000	NEPTUN STAHLHANDEL GmbH

	Domicile of the company	Interest held in %	Parent company
B-Zone Projektentwicklungs- und -vermarktungsgesellschaft mbH[1]	AUT	52.500	voestalpine Stahl GmbH
Cargo Service GmbH[1]	AUT	100.000	Logistik Service GmbH
CATERING UND BETRIEBSSERVICE GmbH[1]	AUT	100.000	voestalpine Stahl GmbH
Werksgärtnerei Gesellschaft m.b.H.[1]	AUT	100.000	voestalpine Stahl GmbH
SROT GEBESHUBER spol. s.r.o.[1]	CZE	100.000	Eisenhandel Gebeshuber GmbH
GWL Gebäude- Wohnungs- und Liegenschafts-Verwaltungsgesellschaft m.b.H.[1]	AUT	76.000	voestalpine Stahl GmbH
Industrie-Logistik-Linz Geschäftsführungs-GmbH[1]	AUT	25.100	voestalpine Stahl GmbH
Köllensperger Stahlhandel GmbH[1]	AUT	60.000	voestalpine Stahlhandel GmbH
Kontext Druckerei GmbH[1]	AUT	64.800	voestalpine Stahl GmbH
Linzer Schlackenaufbereitungs- und vertriebsgesellschaft m.b.H.[1]	AUT	33.333	voestalpine Stahl GmbH
Stahlservice Rauschenberger Verwaltungs-GmbH[1]	DEU	100.000	voestalpine Stahl GmbH
„Sport-Kultur-Aktiv" registrierte Genossenschaft mit beschränkter Haftung[1]	AUT	28.57	voestalpine Stahl GmbH
voestalpine Belgium NV/SA[1]	BEL	99.950	voestalpine Eurostahl Gm bH
voestalpine Romania S.R.L[1]	ROM	100.000	voestalpine Eurostahl GmbH
voestalpine d.o.o.[1]	HRV	100.000	voestalpine Eurostahl GmbH
voestalpine Danmark ApS.[1]	DNK	100.000	voestalpine Eurostahl GmbH
voestalpine France SAS[1]	FRA	100.000	voestalpine Eurostahl GmbH
voestalpine Hungaria Kft.[1]	HUN	99.000	voestalpine Eurostahl GmbH
voestalpine Hungaria Kft.[1]	HUN	1.000	Donauländische Baugesellschaft m.b.H.
voestalpine Deutschland Immobilienverwaltung GmbH[1]	DEU	94.900	voestalpine Eurostahl GmbH
voestalpine Deutschland Immobilienverwaltung GmbH[1]	DEU	5.100	Donauländische Baugesellschaft m.b.H.
voestalpine Polska Sp.z o.o.[1]	POL	100.000	voestalpine Eurostahl GmbH
voestalpine Italia S.r. l.[1]	ITA	100.000	voestalpine Eurostahl GmbH
voestalpine Deutschland GmbH[1]	DEU	94.900	voestalpine Eurostahl GmbH
voestalpine Deutschland GmbH[1]	DEU	5.100	Donauländische Baugesellschaft m.b.H.
voestalpine Nederland B.V.[1]	NLD	100.000	voestalpine Eurostahl GmbH
voestalpine CR, s.r.o.[1]	CZE	100.000	voestalpine Eurostahl GmbH
voestalpine d.o.o.[1]	YUG	100.000	voestalpine Eurostahl GmbH
voestalpine d.o.o.[1]	SVN	100.000	voestalpine Eurostahl GmbH
voestalpine Stahlhandel Polska Sp. z o.o.[1]	POL	100.000	voestalpine Stahlhandel GmbH
VOEST-ALPINE GmbH München[1]	DEU	100.000	voestalpine Stahlhandel GmbH
voestalpine ambient Stahlhandel S.R.L.[1]	ROM	50.939	voestalpine Stahlhandel GmbH
voestalpine Stahlhandel Slowakei s.r.o.[1]	SVK	100.000	voestalpine Stahlhandel GmbH
voestalpine Stahlhandel d.o.o.[1]	SVN	100.000	voestalpine Stahlhandel GmbH
voestalpine Stahlhandel Budapest Kft.[1]	HUN	100.000	voestalpine Stahlhandel GmbH

[1] no consolidation [2] equity method [3] proportionate consolidation, for all other companies: full consolidation

	Domicile of the company	Interest held in %	Parent company
voestalpine Scandinavia AB[1]	SWE	100.000	voestalpine Eurostahl GmbH
voestalpine UK LTD[1]	GBR	100.000	voestalpine Eurostahl GmbH
voestalpine USA Corp.[1]	USA	100.000	voestalpine Eurostahl GmbH
voestalpine Schweiz GmbH[1]	CHE	100.000	voestalpine Eurostahl GmbH
Veting voestalpine Stahlhandel d.o.o.[1]	BIH	100.000	Veting voestalpine d.o.o.
VETING-VOEST ALPINE STAHLHANDEL GRUPA Za proizvodnju i trgovinu metalima d.o.o. in Liquidation[1]	HRV	60.000	voestalpine Stahlhandel GmbH
VA OMV Personalholding GmbH[1]	AUT	50.000	voestalpine Personalberatung GmbH
voestalpine Slovakia s.r.o.[1]	SVN	100.000	voestalpine Eurostahl GmbH
voestalpine Steel Service Center Polska Sp. z.o.o.[1]	POL	100.000	voestalpine Stahl Service Center GmbH
voestalpine Pan America Equipamentos Limitada[1]	BRA	99.000	voestalpine Giesserei Linz GmbH
voestalpine Pan America Equipamentos Limitada[1]	BRA	1.000	voestalpine Giesserei Traisen GmbH

Division Railway Systems

	Domicile of the company	Interest held in %	Parent company
voestalpine Bahnsysteme GmbH & Co KG	AUT	100.000	voestalpine AG
BWG GmbH & CO KG	DEU	99.997	VAE Holding (Deutschland) GmbH
BWG GmbH & CO KG	DEU	0.003	VAE Geschäftsführung (Deutschland) GmbH
Digvijay Steels Private Limited	IND	50.100	VAE GmbH
HBW Light Rail B.V.	NLD	51.400	BWG GmbH & CO KG
JEZ Sistemas Ferroviarios S.L.	ESP	50.000	VAE GmbH
voestalpine Railpro B.V.	NLD	70.000	voestalpine Bahnsysteme GmbH & Co KG
TSTG Schienen Technik GmbH & Co KG	DEU	100.000	TSTG Beteiligungs GmbH & Co. KG
voestalpine Austria Draht GmbH	AUT	100.000	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Bahnsysteme Vermögensverwaltungs GmbH	AUT	100.000	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Klöckner Bahntechnik GmbH	DEU	100.000	voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH
voestalpine Stahl Donawitz Immobilien GmbH	AUT	100.000	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Stahl Donawitz GmbH & Co KG	AUT	100.000	voestalpine Bahnsysteme GmbH & Co KG
VAE GmbH	AUT	100.000	voestalpine Bahnsysteme GmbH & Co KG
VAE Africa (Pty) Ltd.	ZAF	100.000	VAE GmbH
VAE APCAROM SA	ROM	79.730	VAE GmbH
VAE Brasil Produtos Ferroviarios Ltda.	BRA	70.000	VAE GmbH
VAE Eisenbahnsysteme GmbH	AUT	100.000	VAE GmbH
VAE Geschäftsführung (Deutschland) GmbH	DEU	100.000	VAE GmbH

	Domicile of the company	Interest held in %	Parent company
VAE Holding (Deutschland) GmbH	DEU	100.000	VAE GmbH
VAE Italia S.r.l.	ITA	100.000	VAE GmbH
VAE Legetecha UAB	LTU	66.000	VAE GmbH
VAE Nortrak North America Incorporation	USA	87.452	VAE GmbH
VAE Perway (Pty) Ltd.	ZAF	65.000	VAE GmbH
VAE Polska Sp.z.o.o.	POL	100.000	VAE GmbH
VAE Riga SIA	LVA	100.000	VAE GmbH
VAE Railway Systems Pty.Ltd.	AUS	100.000	VAE GmbH
VAE SA (Pty) Ltd.	ZAF	75.000	VAE GmbH
VAE SA (Pty) Ltd.	ZAF	12.500	VAE Africa (Pty) Ltd.
VAE SA (Pty) Ltd.	ZAF	12.500	VAE Perway (Pty) Ltd.
VAE Sofia OOD	BGR	51.000	VAE GmbH
VAE UK Ltd.	GBR	100.000	VAE GmbH
VAE VKN Industries Private Limited	IND	51.000	VAE GmbH
VAE VKN Industries Private Limited	IND	6.000	JEZ Sistemas Ferroviarios S.L.
VAMAV Vasúti Berendezések Kft.	HUN	50.000	VAE GmbH
VAE NORTRAK LTD.	CAN	100.000	VAE Nortrak North America Incorporation
voestalpine Schienen GmbH	AUT	100.000	voestalpine Bahnsysteme GmbH & Co KG
WBG Weichenwerk Brandenburg GmbH	DEU	100.000	BWG GmbH & CO KG
Wisselbouw Nederland B.V.	NLD	100.000	VAE GmbH
Weichenwerk Wörth GmbH	AUT	70.000	VAE Eisenbahnsysteme GmbH
SST Signal & System Technik GmbH	DEU	80.000	VAE Eisenbahnsysteme GmbH
CONTEC GmbH Transportation Systems	DEU	51.000	VAE Eisenbahnsysteme GmbH
Rahee Track Technologies (Pvt) Ltd	IND	51.000	VAE GmbH
TSTG Schienen Technik Verwaltungs GmbH	DEU	100.000	voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH
voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH	DEU	100.000	voestalpine Bahnsysteme GmbH & Co KG
TSTG Beteiligungs GmbH & Co. KG	DEU	100.000	voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH
voestalpine Tubulars GmbH[3]	AUT	50.000	voestalpine Bahnsysteme Vermögensverwaltungs GmbH
voestalpine Tubulars GmbH & Co KG[3]	AUT	49.985	voestalpine Bahnsysteme Vermögensverwaltungs GmbH
voestalpine Tubulars GmbH & Co KG[3]	AUT	0.010	voestalpine Tubulars GmbH
Liefergemeinschaft Gotthard-Basis Tunnel GbR[2]	DEU	50.000	voestalpine Klöckner Bahntechnik GmbH
AJA UTE[1]	ESP	33.000	JEZ Sistemas Ferroviarios S.L.
Burbiola S.A.[1]	ESP	50.000	JEZ Sistemas Ferroviarios S.L.
Gerfer Lda[1]	PRT	60.000	VAE GmbH
Liegenschaftsverwaltungs GmbH[1]	AUT	100.000	voestalpine Bahnsysteme Vermögensverwaltungs GmbH

[1] no consolidation [2] equity method [3] proportionate consolidation, for all other companies: full consolidation

	Domicile of the company	Interest held in %	Parent company
VAE Murom LLC[1]	RUS	50.000	VAE GmbH
voestalpine Bahnsysteme GmbH[1]	AUT	100.000	voestalpine AG
voestalpine Stahl Donawitz GmbH[1]	AUT	100.000	voestalpine Bahnsysteme GmbH & Co KG
VAENR Railway Systems Kairo[1]	EGY	51.000	VAE GmbH
voestalpine Tubulars Middle East FZE[1]	ARE	100.000	voestalpine Tubulars GmbH
VOEST-ALPINE SOUTH AMERICA, C.A.[1]	VEN	100.000	voestalpine Tubulars GmbH
VOEST-ALPINE TUBULAR CORP.[1]	USA	100.000	voestalpine Tubulars GmbH
Rail Group – Firmengruppe Bahntechnik Brandenburg[1]	DEU	16.670	WBG Weichenwerk Brandenburg GmbH
Acotrilho Indústria e Comércio de Material Ferroviário Ltda[1]	BRA	100.000	VAE Brasil Produtos Ferroviarios Ltda.
JAFA (JEZ, Alegria, Felguera, Amurrio) Suministros Ferroviarios[1]	ESP	25.000	JEZ Sistemas Ferroviarios S.L.

Division Automotive

	Domicile of the company	Interest held in %	Parent company
voestalpine Automotive GmbH	AUT	100.000	voestalpine AG
Bauer & Dittus Verwaltungs Gesellschaft mit beschränkter Haftung	DEU	100.000	Flamco STAG Behälterbau GmbH
Bauer und Dittus GmbH & Co. KG	DEU	75.000	Wemefa Horst Christopeit GmbH
voestalpine Elmsteel Group Limited	GBR	100.000	Retrospective Limited
voestalpine Elmsteel Limited	GBR	100.000	voestalpine Elmsteel Group Limited
voestalpine Elmsteel Polska Sp. z.o.o	POL	100.000	voestalpine Elmsteel Group Limited
Elmsteel Romania SRL	ROM	100.000	voestalpine Elmsteel Group Limited
voestalpine Elmsteel Incorporated	USA	100.000	voestalpine Elmsteel Group Limited
voestalpine Europlatinen GmbH & Co KG	AUT	100.000	voestalpine Automotive Holding GmbH
voestalpine Europlatinen GmbH	AUT	100.000	voestalpine Automotive Holding GmbH
Flamco WEMEFA GmbH	DEU	100.000	Flamco STAG Behälterbau GmbH
Flamco Flexcon Sarl	FRA	100.000	Flamco Holding B.V.
Flamco Flexcon B.V.	NLD	100.000	Flamco Holding B.V.
Flamco Flexcon Ltd.	GBR	100.000	Flamco Holding B.V.
Flamco STAG Behälterbau GmbH	DEU	94.000	Flamco Holding B.V.
Flamco STAG Behälterbau GmbH	DEU	6.000	Polynorm GmbH
Flamco Heating Accessories (Changshu) Co., Ltd.	CHN	100.000	Flamco Holding B.V.
Flamco AG	CHE	100.000	Flamco Holding B.V.
Flamco STAG GmbH	DEU	100.000	Flamco STAG Behälterbau GmbH

	Domicile of the company	Interest held in %	Parent company
Flamco BV	NLD	100.000	Flamco Holding B.V.
Flamco UK Ltd.	GBR	100.000	Flamco Flexcon Ltd.
Flamco Holding B.V.	NLD	100.000	Polynorm N.V.
Flamco IMZ B.V.	NLD	100.000	Flamco BV
Flamco Pipe Support B.V.	NLD	100.000	Flamco BV
Flamco Polska Sp. z o.o.	POL	100.000	Flamco Holding B.V.
voestalpine Polynorm Grau GmbH & Co. KG[4]	DEU	100.000	Polynorm GmbH
HTI Beteiligungs GmbH	AUT	100.000	voestalpine Rotec GmbH
voestalpine HTI GmbH & Co KG	DEU	99.000	HTI Beteiligungs GmbH
voestalpine HTI GmbH & Co KG	DEU	1.000	voestalpine Rotec GmbH
voestalpine Polynorm Inc.	USA	100.000	Polynorm Automotive Holding USA Inc.
Polynorm Automotive Holding USA Inc.	USA	100.000	Polynorm N.V.
voestalpine Polynorm B.V.	NLD	100.000	Polynorm N.V.
Polynorm GmbH	DEU	100.000	Polynorm N.V.
Polynorm N.V.	NLD	100.000	voestalpine Automotive Netherlands Holding B.V.
Polynorm Immobilien GmbH & Co. KG	DEU	100.000	Polynorm N.V.
voestalpine Polynorm van Niftrik B.V.	NLD	100.000	Polynorm N.V.
voestalpine Polynorm Plastics B.V.	NLD	100.000	Polynorm N.V.
voestalpine Polynorm Plastics Limited	GBR	100.000	Polynorm N.V.
Production Tube Cutting France (PTC) S.A.	FRA	100.000	voestalpine Rotec GmbH
Retrospective Limited	GBR	100.000	voestalpine Rotec GmbH
voestalpine Rotec GmbH	AUT	100.000	voestalpine Automotive Holding GmbH
Rotec Iberica S.A.	ESP	100.000	voestalpine Rotec GmbH
voestalpine Rotec GmbH	DEU	56.579	voestalpine Rotec GmbH
voestalpine Rotec GmbH	DEU	43.421	ROTEC Zug AG
Rotec Skandinavien AB	SWE	70.000	ROTEC Zug AG
Rotec Skandinavien AB	SWE	30.000	voestalpine Rotec GmbH
voestalpine Rotec Vertriebs GmbH	DEU	100.000	voestalpine Rotec GmbH
ROTEC Zug AG	CHE	100.000	voestalpine Rotec GmbH
Societe Civile Immobiliere Jean Monnet	FRA	99.950	voestalpine Rotec GmbH
voestalpine Automotive Finanzierungs GmbH	AUT	100.000	voestalpine Automotive GmbH
voestalpine Automotive Holding GmbH	AUT	100.000	voestalpine Automotive GmbH
voestalpine Automotive Netherlands Holding B.V.	NLD	100.000	voestalpine Automotive Holding GmbH
voestalpine Präzisrohrtechnik GmbH	AUT	100.000	voestalpine Rotec GmbH
voestalpine Vollmer Holding GmbH	AUT	100.000	voestalpine Automotive Holding GmbH
voestalpine Vollmer GmbH & Co KG	DEU	99.667	voestalpine Vollmer Holding GmbH
voestalpine Vollmer GmbH & Co KG	DEU	0.333	voestalpine Automotive Holding GmbH
voestalpine Vollmer Pfaffenhofen GmbH & Co KG	DEU	99.933	voestalpine Vollmer Holding GmbH

[1] no consolidation [2] equity method [3] proportionate consolidation, for all other companies: full consolidation [4] These consolidated financial statements represent an exemption for voestalpine Polynorm Grau GmbH & Co. KG according to Art. 264b of the German Commercial Code.

	Domicile of the company	Interest held in %	Parent company
voestalpine Vollmer Pfaffenhofen GmbH & Co KG	DEU	0.067	voestalpine Automotive Holding GmbH
EUROWELD S.R.L.	ITA	92.000	voestalpine Europlatinen GmbH
Wemefa Horst Christopeit GmbH	DEU	100.000	Flamco STAG Behälterbau GmbH
Entwicklungsgesellschaft Gügling Ost GmbH & Co. KG[1]	DEU	6.000	Polynorm GmbH
Entwicklungsgesellschaft Gügling Verwaltungs GmbH[1]	DEU	100.000	Polynorm GmbH
Grau Werkzeugsysteme GmbH Beteiligungsgesellschaft[1]	DEU	100.000	voestalpine Polynorm Grau GmbH & Co. KG
Polynorm Immobilien Beteiligungs GmbH[1]	DEU	100.000	Polynorm N.V.
Rotec Italia srl[1]	ITA	100.000	voestalpine Präzisrohrtechnik GmbH
TURINAUTO S.P.A.[1]	ITA	33.330	voestalpine Automotive Holding GmbH

Division Profilform

	Domicile of the company	Interest held in %	Parent company
voestalpine Profilform GmbH	AUT	100.000	voestalpine AG
Global Rollforming Corporation	USA	58.073	voestalpine Profilform GmbH
Global Rollforming Corporation	USA	41.927	SADEF N.V.
Metal Sections Limited	GBR	100.000	Metsec plc
Metsec plc	GBR	100.000	VOEST-ALPINE KREMS U.K. plc
Nedcon N.V.	BEL	99.967	Nedcon Groep N.V.
Nedcon Lagertechnik GmbH	DEU	100.000	Nedcon Groep N.V.
Nedcon Components B.V.	NLD	100.000	Nedcon Groep N.V.
Nedconsult B.V.	NLD	100.000	Nedcon Groep N.V.
Nedcon Bohemia s.r.o.	CZE	100.000	Nedcon Groep N.V.
Nedcon Logistica Iberia S.A.	ESP	100.000	Nedcon Groep N.V.
Nedcon France S.A.S	FRA	100.000	Nedcon Groep N.V.
Nedcon Groep N.V.	NLD	100.000	voestalpine Profilform GmbH
Nedcon Raktartechnikai Kft.	HUN	100.000	Nedcon Groep N.V.
Nedcon Magazijninrichting B.V.	NLD	100.000	Nedcon Groep N.V.
SK Nedcon s.r.o.	SVK	100.000	Nedcon Groep N.V.
Nedcon UK Ltd.	GBR	100.000	Nedcon Groep N.V.
Nedcon USA Inc.	USA	100.000	Nedcon Groep N.V.
voestalpine Präzisionsprofil GmbH	DEU	90.000	voestalpine Profilform Beteiligung GmbH
voestalpine Präzisionsprofil GmbH	DEU	10.000	voestalpine Krems GmbH

	Domicile of the company	Interest held in %	Parent company
Roll Forming Corporation	USA	100.000	Global Rollforming Corporation
SADEF N.V.	BEL	100.000	voestalpine Profilform GmbH
Stratford Joists Limited	GBR	100.000	Metsec plc
voestalpine Krems GmbH	AUT	100.000	voestalpine Profilform GmbH
voestalpine PROFILFORM s.r.o.	CZE	100.000	voestalpine Profilform GmbH
voestalpine Krems Finaltechnik GmbH	AUT	100.000	voestalpine Profilform GmbH
VOEST-ALPINE KREMS U.K. plc	GBR	100.000	voestalpine Profilform GmbH
voestalpine Profilform Beteiligung GmbH	AUT	100.000	voestalpine Profilform GmbH
Nedcon DLS B.V.[3]	NLD	49.875	Nedcon Groep N.V.
ZAO Nedcon - SE Group[2]	RUS	49.000	Nedcon Groep N.V.
PINEDOWN 2004 Limited (in Liquidation)[1]	GBR	100.000	Metsec plc
Gemeinnützige Donau-Ennstaler Siedlungs-Aktiengesellschaft[1]	AUT	33.333	voestalpine Krems GmbH
SADEF FRANCE S.A.R.L.[1]	FRA	90.000	SADEF N.V.
SADEF FRANCE S.A.R.L.[1]	FRA	10.000	voestalpine Krems GmbH

Other companies

	Domicile of the company	Interest held in %	Parent company
Danube Beteiligungs Invest MF-AG	AUT	100.000	Danube Equity Invest AG
Danube Equity Invest AG	AUT	71.373	voestalpine AG
Danube Equity Invest Management GmbH	AUT	100.000	voestalpine AG
voestalpine Dienstleistungs- und Finanzierungs GmbH	DEU	100.000	voestalpine Treasury Holding GmbH
voestalpine Finanzierungs GmbH	AUT	100.000	voestalpine Treasury Holding GmbH
voestalpine Informationstechnologie GmbH	AUT	100.000	voestalpine AG
voestalpine Treasury Holding GmbH	AUT	100.000	voestalpine AG
VOEST-ALPINE Intertrading Aktiengesellschaft[2]	AUT	38.500	voestalpine AG
APK-Pensionskasse Aktiengesellschaft[1]	AUT	19.110	voestalpine AG
IVM Industrieversicherungsmakler GmbH[1]	AUT	50.000	voestalpine AG
Donauländische Baugesellschaft m.b.H.[1]	AUT	100.000	voestalpine AG

[1] no consolidation [2] equity method [3] proportionate consolidation, for all other companies: full consolidation

Service

voestalpine Eurostahl GmbH is the international sales organization of the voestalpine Group. It has sales and representative offices all over the world. This international network ensures the presence as well as competent consumer care in all important markets.

voestalpine Eurostahl GmbH

voestalpine Eurostahl GmbH
voestalpine-Strasse 1
A-4020 Linz
T. +43/732/65 85-9775
F. +43/732/69 80-8021
eurostahl@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Belgium NV/SA
Jozef Van Elewijckstraat 59
B-1853 Strombeek-Bever
T.+32/2/770 08 52
F. +32/2/770 02 87
be@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Schweiz GmbH
Siewerdtstrasse 105
CH-8050 Zurich-Oerlikon
T. +41/1/318 65 65
F. +41/1/318 65 00
ch@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine ČR, s.r.o.
Karlovo náměstí 31
CZ-120 00 Praha 2
T. +420/2/249 08-105
F. +420/2/224 908-104
cz@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Deutschland GmbH
Elsenheimerstrasse 59
D-80687 Munich
T. +49/89/578 35-0
F. +49/89/57 71 37
de@voestalpine.com
www.voestalpine.com/eurostahl

Giesserallee 33
D-47877 Willich
T. +49/2154/95 30-0
F. +49/2154/95 30-10
Peter.Weyer@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Danmark ApS.
Dag Hammarskjölds Alle 29
DK-2100 Copenhagen 0
T. +45/354/318 44
F. +45/354/336 66
dk@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine France SAS
61, Allée de la Robertsau
F-67000 Strasbourg
T. +33/388/21 23 80
F. +33/388/25 03 25
fr@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine UK LTD.
Albion Place, Voest-Alpine House
Hammersmith
GB-W6 OQT London
United Kingdom
T. +44/20/86 00 58 00
F. +44/20/87 41 30 99
uk@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Hungária Kft.
Alkotás u. 39/C
H-1123 Budapest
T. +36/1/489-5500
F. +36/1/489-5505
hu@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine d.o.o.
Radnička cesta 55
HR-10000 Zagreb
T. +38/5/1 618 58 81
F. +38/5/1 618 75 01
hr@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Italia S.r.l.
Via F. Turati 29
I-20121 Milan
T. +39/02/29 08-11
F. +39/02/655 50 91
it@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Nederland BV
Willem Witsenplein 4
NL-2596 BK The Hague
T. +31/70/314 16 66
F. +31/70/328 20 92
nl@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Polska Sp.z o.o.
ul. Zwierzyniecka 29
PL-31-105 Kraków
T. +48/12/428 35 70, 428 16 40
F. +48/12/428 35 72
pl@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Eurostahl GmbH
Moscow representative office
Bolshaya Ordynka Street, 44, building 4
RF-119017 Moscow
T. +7/495/72 11-997
F. +7/495/72 11-998
ru@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Scandinavia AB
Nybrogatan 44, P.O.Box 5270
S-10246 Stockholm
T. +46/8/545 89-450
F. +46/8/545 89-457
se@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine d.o.o.
Jarška cesta 10b
SLO-1000 Ljubljana
T. +386/1/523 37-30
F. +386/1/523 37-34
si@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine d.o.o.
Ulica proleterske
solidarnosti 18/1
SCG-11070 Beograd
T. +38/1/11 31 18-754
F. +38/1/11 21 34-108
yu@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine USA Corp.
500 Mamaroneck Ave, Suite 310
US-Harrison, NY 10528
T. +1/914/899-3700
F. +1/914/381-0509
us@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Romania S.R.L.
Av. Mircea Zorileanu Str. No. 18
1st Floor, District 1
RO-Bucharest
T. +40/21/224-1003
F. +40/21/224-1137
gernot.schwarzhuber@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Eurostahl GmbH Beijing
Representative Office
No. 01-01, Liang Ma Qiao
Diplomatic Compound
No. 22 Dong Fang Dong Road
Chao Yang District
CN-100600 Beijing
T. +86/10/85 32 17 78
F. +86/10/85 32 17 78
Bernhard.Wicho@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Slovakia s.r.o.
Námestie SNP 3
SK-917 01 Trnava
T. +421/33/53 41-284
F. +421/33/53 41-286
www.voestalpine.com/eurostahl

voestalpine Eurostahl GmbH
Istanbul Liaison Office
Ebulula Mardin Caddesi,
Maya Park Towers 2, Kat:1
TR-34335 Akatlar, Istanbul
T. +90/212/351 60 71
F. +90/212/351 61 31
www.voestalpine.com/eurostahl

voestalpine
Division Steel

voestalpine Stahl GmbH
voestalpine-Strasse 3
A-4020 Linz
T. +43/732/65 85-0
F. +43/732/69 80-8801
stahl@voestalpine.com
www.voestalpine.com/stahl

voestalpine Stahlhandel GmbH
Lunzerstrasse 105
A-4021 Linz
T. +43/732/69 24-0
F. +43/732/69 24-1000
office.stahlhandel@voestalpine.com
www.voestalpine.com/stahlhandel

voestalpine Stahl Service Center GmbH
Industriezeile 28
A-4020 Linz
T. +43/732/749 88-0
F. +43/732/749 88-200
office.vassc@voestalpine.com
www.voestalpine.com/stahlservicecenter

voestalpine Grobblech GmbH
voestalpine-Strasse 3
A-4020 Linz
T. +43/732/65 85-0
F. +43/732/69 80-8852
grobblech@voestalpine.com
www.voestalpine.com/grobblech

voestalpine Giesserei Linz GmbH
voestalpine-Strasse 3
A-4020 Linz
T. +43/732/65 85-6226
F. +43/732/69 80-2277
giesserei@voestalpine.com
www.voestalpine.com/giesserei_linz

voestalpine Giesserei Traisen GmbH
Mariazeller Strasse 75
A-3160 Traisen
T. +43/2762/505-0
F. +43/2762/505-350
office.traisen@voestalpine.com
www.voestalpine.com/giesserei_traisen

Logistik Service GmbH
Lunzerstrasse 41
A-4031 Linz
T. +43/732/65 98-2000
F. +43/732/69 80-2000
office@logserv.at
www.logserv.at

voestalpine Rohstoffhandel GmbH
Stahlstrasse 21
A-4031 Linz
T. +43/732/6585-2257
F. +43/732/6980-2990
rohstoffhandel@voestalpine.com
www.voestalpine.com/rohstoffhandel

voestalpine Rohstoffbeschaffungs GmbH
Stahlstrasse 21
A-4031 Linz
T. +43/732/69 74-0
F. +43/732/69 80-8183
rohstoffbeschaffung@voestalpine.com
www.voestalpine.com/rohstoffbeschaffung

voestalpine Anarbeitung GmbH
Lunzerstrasse 105
A-4021 Linz
T. +43/732/69 70-0
F. +43/732/69 70-1000
office.anarbeitung@voestalpine.com

voestalpine Personalberatung GmbH
Stahlstrasse 30
A-4031 Linz
T. +43/732/6585-2500
F. +43/732/6980-5234
personalberatung@voestalpine.com

voestalpine Division Railway Systems

voestalpine Bahnsysteme GmbH & Co KG
Kerpelystrasse 199
A-8700 Leoben-Donawitz
T. +43/3842/202-0
F. +43/3842/202-96
info.bahnsysteme@voestalpine.com
www.voestalpine.com/bahnsysteme

voestalpine Schienen GmbH
Kerpelystrasse 199
A-8700 Leoben-Donawitz
T. +43/3842/202-0
F. +43/3842/202-96
info.schienen@voestalpine.com
www.voestalpine.com/schienen

TSTG Schienen Technik GmbH & Co KG
Kaiser-Wilhelm-Strasse 100
D-47166 Duisburg
T. +49/203/52 24-693
F. +49/203/52 24-694
info@tstg.de
www.tstg.de

VAE GmbH
Rotenturmstrasse 5–9
A-1010 Vienna
T. +43/1/531 18-0
F. +43/3577/751-222
marketing@vae.co.at
www.voestalpine.com/vae

VAE Eisenbahnsysteme GmbH
Alpinestrasse 1
A-8740 Zeltweg
T. +43/3577/750-0
F. +43/3577/751-129
marketing@vae.co.at
www.voestalpine.com/vaee

voestalpine Klöckner Bahntechnik GmbH
Alboinstrasse 96–110
D-12103 Berlin
T. +49/30/754 84-110
F. +49/30/754 84-168
info@vak-bahntechnik.de
www.voestalpine.com/
kloecknerbahntechnik

voestalpine Stahl Donawitz GmbH & Co KG
Kerpelystrasse 199
A-8700 Leoben-Donawitz
T. +43/3842/201-0
F. +43/3842/201-96
info.stahldonawitz@voestalpine.com
www.voestalpine.com/stahldonawitz

voestalpine Austria Draht GmbH
Bahnhofstrasse 2
A-8600 Bruck/Mur
T. +43/3862/893-0
F. +43/3862/893-299
info.austriadraht@voestalpine.com
www.voestalpine.com/austriadraht

voestalpine Tubulars GmbH & Co KG
Alpinestrasse 17
A-8652 Kindberg-Aumühl
T. +43/3865/22 15-0
F. +43/3865/22 15-212
info@vatubulars.com
www.voestalpine.com/tubulars

voestalpine Railpro B.V.
Nieuwe Crailoseweg 8
NL-1222 AB Hilversum
T. +31/35/688-9600
F. +31/35/688-9666
railinfo@railpro.nl
www.voestalpine.com/railpro

voestalpine Division Automotive

voestalpine Automotive Holding GmbH
voestalpine-Strasse 1
A-4020 Linz
T. +43/732/65 85-6871
F. +43/732/69 80-6871
automotive@voestalpine.com
www.voestalpine.com/automotive

voestalpine Europlatinen GmbH
Stahlstrasse 47
A-4020 Linz
T. +43/732/65 85-8341
F. +43/732/69 80-8954
europlatinen@voestalpine.com
www.voestalpine.com/europlatinen

Euroweld S.r.l.
Via I° Maggio, 99
I-10040 Rivalta (Torino)
T. +39/11/225 09-11
F. +39/11/225 09-22
euroweld@voestalpine.com

voestalpine Polynorm NV
Amersfoortseweg 9
NL-3751LJ Bunschoten
T. +31/33/298 95 11
F. +31/33/298 90 04
polynorm@voestalpine.com
www.voestalpine.com/polynorm

voestalpine Polynorm Automotive BV
Amersfoortseweg 9
NL-3751LJ Bunschoten
T. +31/33/298 95 11
F. +31/33/298 90 07
polynorm@voestalpine.com
www.voestalpine.com/polynorm

voestalpine Polynorm Plastics BV
Borchwerf 37
NL-4704 RG Roosendaal
T. +31/16/55 75-475
F. +31/16/55 54-115
www.voestalpine.com/polynorm

voestalpine Polynorm Grau GmbH & Co. KG
Polynormstrasse 1
Gewerbepark Guegling
D-73529 Schwaebisch Gmuend
T. +49/7171/972-0
F. +49/7171/972-321
www.voestalpine.com/polynorm

voestalpine Rotec GmbH
Gruberstrasse 2
A-4020 Linz
T. +49/2173/930-6
F. +49/2173/930-749
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Elmsteel Limited
Jacknell Road, Dodwells Bridge
Industrial Estate
UK, Hinckley, Leicestershire LE10 3BS
T. +44/1455/62 03 00
F. +44/1455/62 03 20
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Präzisrohrtechnik GmbH
(Production)
Eisenhammerstrasse 15
A-8670 Krieglach
T. +43/3855/24 66
F. +43/3855/31 04
praezisrohrtechnik@voestalpine.com
www.voestalpine.com/praezisrohrtechnik

voestalpine
Präzisrohrtechnik GmbH
(Sales)
Gruberstrasse 2
A-4020 Linz
T. +43/732/66 94-68
F. +43/732/66 81-74
praezisrohrtechnik@voestalpine.com
www.voestalpine.com/rotec

Turinauto S.p.A.
Via Tirreno 45
I-10100 Rivalta (Torino)
T. +39/11/908-1916
F. +39/11/908-1920
info@turinauto.it
www.turinauto.it

voestalpine Polynorm Plastics (UK) Ltd.
P.O.Box 9, Washway Lane
UK-St. Helens, Merseyside WA10 6FE
T. +44/1744/743-333
F. +44/1744/743-300
www.voestalpine.com/polynorm

voestalpine Polynorm Automotive North America Inc.
P.O.Box 709, 44700 Grand River Avenue
US-Novi, MI 48376-0709
T. +1/248/348 0400
F. +1/734/207 7871
www.voestalpine.com/polynorm

voestalpine Elmsteel Inc.
3709 US 52 South Lafayette
US-47905 Indiana
T. +1/765/471-2808
F. +1/765/471-8607
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Elmsteel Polska Sp. Z o.o
Komorniki, UL. Polna 7
PL-55-300 Sroda Slaska
T. +48/71/39 60-400
F. +48/71/39 60-411
rotec@voestalpine.com
www.voestalpine.com/rotec

PRODUCTION TUBE CUTTING France S.A.
7, Rue Henri Francois, Zone Industrielle
F-77330 Ozoir-la-Ferrière
T. +33/1/64 40-7600
F. +33/1/64 40-7610
www.voestalpine.com/rotec

voestalpine Rotec Iberica S.A.
Zudibiarte s/n, Carretera Okondo-Llodio
E-01409 Okondo (Alava)
T. +34/945/898-498
F. +34/945/898-456
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine HTI Maschinen- und Apparatebau GmbH & Co. KG
In der Bruchwiesen 11–13
D-76855 Annweiler
T. +49/6346/964 20
F. +49/6346/16 17
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Vollmer GmbH & Co. KG
Graf-Zeppelin-Strasse 29
D-72202 Nagold
T. +49/7452/84 81-0
F. +49/7452/84 81-29
vollmer@voestalpine.com
www.voestalpine.com/vollmer

voestalpine Vollmer Pfaffenhofen GmbH & Co. KG
Brackenheimer Strasse 44
D-74397 Pfaffenhofen
T. +49/7046/962-40
F. +49/7046/962-429
vollmer@voestalpine.com
www.voestalpine.com/vollmer

voestalpine Division Profilform

Roll Forming Corporation
1070 Brooks Industrial Park
P.O.Box 369
US-40066-0369 Shelbyville, Kentucky
T. +1/502/663-4435
F. +1/502/633-5824
sales@rfcorp.com
www.voestalpine.com/rfc

voestalpine Präzisionsprofil GmbH
Franz-Tilgner-Strasse 10
D-50354 Hürth
T. +49/2233/61 16-0
F. +49/2233/61 16-16
info@praepro.de
www.voestalpine.com/praezisionsprofil

SADEF N.V.
Bruggesteenweg 60
B-8830 Hooglede-Gits
T. +32/51/261-211
F. +32/51/261-300
sales@sadef.be
www.voestalpine.com/sadef

voestalpine Profilform s.r.o.
Továrni 4
CZ-68223 Vyskov
T. +420/517/333-700
F. +420/517/333-702
marketing@vap-vyskov.cz
www.voestalpine.com/profilform-cz

Metsec plc
Broadwell Road, Oldbury
UK-B69 4HE West Midlands
T. +44/121/601-6000
F. +44/121/601-6119
metsecplc@metsec.com
www.voestalpine.com/metsec

voestalpine Krems GmbH
Schmidhüttenstrasse 5, Postfach 43
A-3500 Krems
T. +43/2732/885-0
F. +43/2732/885-741
marketing.krems@voestalpine.com
www.voestalpine.com/krems

voestalpine Krems Finaltechnik GmbH
Schmidhuettenstrasse 5, Postfach 42
A-3500 Krems
T. +43/2732/885-0
F. +43/2732/885-628
info.vakf@voestalpine.com
www.voestalpine.com/finaltechnik

voestalpine Profilform GmbH
Schmidhuettenstrasse 5, Postfach 45
A-3500 Krems
T. +43/2732/885-0
F. +43/2732/885-593
info_profilform@voestalpine.com
www.voestalpine.com

Nedcon Groep N.V.
Nijverheidsweg 26, Postfach 35
NL-7000 AA Doetinchem
T. +31/314/33 44 55
F. +31/314/34 58 64
nedcongroup@nedcon.com
www.nedcon.com

Glossary

Financial

Acquisition. Takeover or purchase of companies or of interests in companies.

Affiliated companies. Companies that are directly or indirectly under the same management – in this case voestalpine AG – in which voestalpine AG holds, directly or indirectly, a majority of the voting rights or exerts the controlling influence.

Asset deal. Company takeover, where the buyer purchases individual assets (rather than shares).

ATX. "Austrian Traded Index," the leading index of the Vienna Stock Exchange, which contains the 20 most important stocks in the standard market continuous segment.

Borrowed capital. Inclusive term for provisions, trade and other payables, and liabilities-side accruals posted on the liabilities side of the balance sheet.

Borrowed capital ratio. Ratio of borrowed capital recorded on the balance sheet to total assets (the higher the ratio, the higher the debt burden).

Capital employed. Total employed interest-bearing capital.

Cash flow.
• From investment activities: outflow/inflow of liquid assets from investments/disinvestments;
• From operating activities: outflow/inflow of liquid assets not affected by investment, disinvestment, or financing activities.

Corporate governance. International term for responsible corporate management and supervision oriented toward creating long-term added value.

Current assets. Those assets that are expected to be realized in cash or consumed in the short term, that is, they are not expected to be available for a company's business operations long-term, for example, inventory, trade accounts receivable, or securities.

E-procurement. Procurement of goods and services using modern electronic media, particularly Internet technology.

EBIT (earnings before interest and taxes). Earnings: Profit before the deduction of taxes, equity interests of other shareholders, and financial result.

EBIT margin. EBIT percentage of revenue.

EBITDA (earnings before interest, taxes, depreciation, and amortization). Profit before the deduction of taxes, equity interests of other shareholders, interest, and depreciation and amortization expenses.

EBITDA margin. EBITDA percentage of revenue.

EBT (result from ordinary activities or earnings before taxes). Profit before the deduction of taxes and equity interests of other shareholders.

Endogenous growth. Economic growth generated from within an existing company or group.

Equity. Assets made available to a corporation by the owners through deposits and/or contributions, respectively, from retained profits.

Equity capital ratio. Balance sheet equity capital divided by total assets.

Exogenous growth. Economic growth generated by acquisitions.

Free float. The portion of the share capital that is actively traded on the stock exchange.

Gearing. Ratio of net financial debt to shareholders' equity.

Gross profit. Revenue less manufacturing costs.

IFRS ("International Financial Reporting Standards"). Accounting regulations developed to guarantee comparable balance sheet preparation and disclosure.

Joint venture. A business partnership between two or more companies, which remain independent but which pool capital to pursue a commercial goal, for example, the penetration of a foreign market.

Liquidity ratio. The liquidity ratio measures a company's ability to pay off short-term debt as it becomes due.

Market capitalization. Market capitalization reflects the current market price of an exchange-listed company.

Materials costs. Incorporate all expenditures necessary for the procurement of raw and auxiliary materials to be processed by a company for resale.

Net financial debt. Interest-bearing liabilities less interest-earning assets.

Rating. An evaluation of the credit quality of a company recognized on international capital markets.

Return on equity. The ROE is the ratio between the after-tax profit (net income) and the equity as recorded in the previous period.

ROCE (return on capital employed). ROCE is the ratio of EBIT to capital employed, that is, profit generated by the capital invested.

Share capital. The minimum capital requirement to be contributed by the shareholders for shares when establishing a stock corporation or limited partnership; it is issued in shares and constitutes a part of equity.

Volatility. The degree of fluctuation in stock prices and currency exchange rates or in prices of consumer goods in comparison to the market.

WACC (weighted average cost of capital). Average capital costs for funding with both borrowed capital and equity.

Technical

Blanking. An early step in preparing flat-rolled steel for use by an end user. A blank is a section of sheet that has the same outer dimensions as a specified part (such as a car door or hood) but that has not yet been stamped.

Blast furnace. A towering cylinder lined with heat-resistant (refractory) bricks, used by integrated steel mills to smelt iron from ore. Its name comes from the "blast" of hot air and gases forced up through the iron ore, coke and limestone that load the furnace.

Bloom. A semi-finished steel form whose rectangular cross-section is more than eight inches. This large cast steel shape is broken down in the mill to produce the familiar rails, I-beams, H-beams and sheet piling. Blooms are also part of the high-quality bar manufacturing process. Reduction of a bloom to a much smaller cross-section can improve the quality of the metal.

Body-in-white. Unpainted and untrimmed automotive upper body structures.

Coating. The process of covering steel with another material (tin, chrome, zinc), primarily for corrosion resistance.

Coils. Steel sheet that has been wound. A slab, once rolled in a hot-strip mill, can be more than one mile long; coils are the most efficient way to store and transport sheet steel.

Coke. The basic fuel consumed in blast furnaces in the smelting of iron. Coke is a processed form of coal.

Cold working (rolling). Changes in the structure and shape of steel at a low temperature (often room temperature). It is used to create a permanent increase in the hardness and strength of the steel.

Continuous casting. A method of pouring steel directly from a ladle through a tundish into a mold, shaped to form billets, blooms, or slabs.

Galvanized steel. Steel coated with a thin layer of zinc to provide corrosion resistance in underbody auto parts, garbage cans, storage tanks, or fencing wire. Sheet steel normally must be cold-rolled prior to the galvanizing stage.

Hot dipped. Steel is run through a molten zinc coating bath, followed by an air stream "wipe" that controls the thickness of the zinc finish.

Electrogalvanized. Zinc plating process in which the molecules on the positively charged zinc anode attach to the negatively charged sheet steel. The thickness of the zinc coating is readily controlled. By increasing the electric charge or slowing the speed of the steel through the plating area, the coating will thicken.

Heavy plate. Steel sheet with a width of up to 200 inches and a thickness of at least 5 millimeters. Mainly used for construction, heavy machinery, ship building or pipes of big diameters.

Hollow sections. See "Welded tubes"

Hot rolled. Product that is sold in its "as produced state" off the hot mill with no further reduction or processing steps.

Hot mill. The rolling mill that reduces a hot slab into a coil of specified thickness; the whole processing is done at a relatively high temperature (when the steel is still "red").

Laser-welded blanks. Two or more sheets of steel seam-welded together into a single "blank" which is then stamped into a part. Materials that are both highly malleable and strong can be combined to meet customer requirements.

Organic coating. High-tech composite material made of thin sheet with the highest surface quality and with a colored organic coating. Organic coating offers an even surface, excellent malleability and deep-drawing characteristics due to antifriction effects, high protection against corrosion, high resistance to chemical influences, and good temperature resistance.

Scrap (ferrous). Ferrous (iron-containing) material that generally is remelted and recast into new steel.

Seamless tubes. Tubes made from a solid billet or bloom, which is heated, then rotated under extreme pressure. This rotational pressure creates an opening in the center of the billet, which is then shaped by a mandrel to form a tube.

Sections. Blooms or billets that are hot-rolled in a rolling mill to form, among other shapes, "L", "U", "T" or "I" shapes. Sections can also be produced by welding together pieces of flat products. Sections can be used for a wide variety of purposes in the construction, machinery and transport industries. Also known as "profiles."

Simultaneous engineering. At any time of the design process each product life state is appropriately taken into consideration, i.e. by applying the related expert knowledge by means of forecasting, prognosis and simulation either by tools or by involving the human expert directly.

Slag. The impurities in a molten pool of iron. Flux such as limestone may be added to foster the congregation of undesired elements into a slag. Because slag is lighter than iron, it will float on top of the pool, where it can be skimmed.

Special sections. Sections that are tailor-made to meet individual requirements of the customer.

Specialty tubes. Refers to a wide variety of high-quality custom-made tubular products requiring critical tolerances, precise dimensional control and special metallurgical properties. Specialty tubing is used in the manufacture of automotive, construction and agricultural equipment, and in industrial applications such as hydraulic cylinders, machine parts and printing rollers.

Supply chain management (SCM). The management and control of all materials, funds, and related information in the logistics process from the acquisition of raw materials to the delivery of finished products to the end user.

Surface-coated steel products. Products that are metallically or organically coated through different methods, such as hot dip galvanizing, electrical galvanizing, color coating and powder coating. Surface coating helps adapt steel for different end uses and creates more value in the steel product.

Switches. Turnout systems and components that meet a wide range of requirements, including high speeds and axle loads, that are used for passengers, freight, heavy haul, commuting and suburban rail transport.

Tailored blanks. A section of sheet or strip that is cut to length and trimmed to match specifications for the manufacturer's stamping design for a particular part. Because excess steel is cut away (to save shipping costs), all that remains for the stamper is to impart the three-dimensional shape with a die press (see "Blanking").

Welded tubes. Rolled plates welded into tubes of various shapes, gages, and diameters from different types of material.

Picture credits: Cover of Annual Report and Key figures brochure – Stewart Cohen/The Image Bank/Getty Images.

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